
13001604

Bank brilliantly.



StellarOne
CORPORATION

2012 Annual Report

Financial Highlights

(dollars in thousands except per share amounts)	2012	2011	2010
Total revenue	$ 130,920	$ 127,472	$ 127,279
Net income available to common shareholders	$ 22,163	$ 13,430	$ 7,900
Diluted earnings per common share	$ 0.96	$ 0.59	$ 0.35
Assets	$3,023,204	$2,917,928	$2,940,442
Stockholders' Equity	$ 431,642	$ 414,173	$ 426,437
Return on Average Equity	5.23%	3.70%	2.29%
Efficiency Ratio	69.40%	70.38%	70.74%
Dividends per Common Share	$ 0.26	$ 0.16	$ 0.16
Book Value per Common Share	$ 18.86	$ 18.15	$ 18.75
Tier One Leverage Ratio	11.92%	11.41%	11.90%
Market Capitalization	$ 323,652	$ 259,680	$ 330,757
Market Price Per Share	$ 14.14	$ 11.38	$ 14.54
Employees	759	811	838
Financial Centers	54	51	56

Revenues
(in millions)


$150
$120
$90
$60
$30
0
$127.3
$127.5
$130.9
'10
'11
'12

Deposits
(in billions)


$2.5
$2.0
$1.5
$1.0
$0.5
0
$2.39
$2.40
$2.48
'10
'11
'12

Gross Loans Receivable
(in billions)


$2.5
$2.0
$1.5
$1.0
$0.5
0
$2.10
$2.03
$2.08
'10
'11
'12



Bank brilliantly.

StellarOne's star is on the rise across Virginia. Our distinctive new logo signals both our name and the exceptional client experience we strive for across the Commonwealth. Our new look is already on display in Richmond and Virginia Beach, with plans to introduce it to the rest of our footprint in phases.

Growing brilliantly.

StellarOne brought its unique approach to community banking to two new markets in 2012. Virginia Beach and Richmond both have created immense opportunities for the bank because of their diversity of prospects in need of retail, business and commercial products and services. Since these financial centers opened in Fall 2012, StellarOne has already announced plans to open two additional branches in the Richmond area, currently scheduled for Spring 2013.

Innovating brilliantly.

StellarOne tested a new financial center model in our three newest centers. Because fewer people choose a physical branch for their everyday banking needs, we started by shrinking the branch size. We also eliminated the teller position, opting instead for a leaner, more highly trained Universal Banker team, who know all of our products and services inside and out. In addition to assisting with transactions, they have skills to truly assess and understand our clients' needs. Finally, we added exciting technology to streamline the process. We look forward to incorporating this new format in some of our legacy markets as well.

Leading brilliantly.

In order to increase and highlight local autonomy and decision-making across our footprint, StellarOne added a new role this year, that of Market Executive. These highly capable and visible bankers are experienced community leaders who truly understand the unique aspects of their market. Strong local relationship builders are invaluable when it comes to creating and evaluating business opportunities.

Letter to Our Shareholders



2012 was an exhilarating year for StellarOne Bank. Emerging from our TARP obligations at the end of 2011 allowed us to begin the year on a positive note, and we turned our focus once again to growth and profitability opportunities designed to increase shareholder return.

From a financial perspective, StellarOne continued to improve performance, generating $22.2 million available to common shareholders in fiscal 2012, or $0.96 per diluted share, compared to $13.4 million in 2011 or $0.59 per diluted share—a 65% increase. Interestingly, this increase was not due to any one particular effort or success story, but rather the result of doing many things consistently well throughout the year. And this is particularly gratifying given the headwinds of a still weak economy and a low interest rate environment.

2012's results were accomplished with a balance of cost management and measured initiatives to further expand our franchise. Our senior management team embarked on a three-phase efficiency initiative, with emphasis on both expense control and revenue creation. The first phase eliminated 34 positions across all areas of the bank, and was completed in July. The second and third phases, which began in 2012 and will continue into 2014, benchmark StellarOne against high-performing banks in the areas of process, technology and real estate holdings. Armed with this critical information, we can continue to strategically make informed decisions that enable us to reallocate our resources and to improve our efficiency ratio. Our intention is to redeploy some of this cost savings into higher return products, services, markets and talent. For example, we opened three new "universal" branch offices during 2012 and we have continued to add highly-skilled new associates across the organization, which puts us in a better position to take advantage of future opportunities when they arise. This balanced approach will continue to help us find new and better ways to increase our earnings and shareholder value while investing in the future of our Company.

Our Retail line of business saw increased momentum this year. The bank added over 15,000 new checking accounts, an annual increase of 5%. Non-interest bearing accounts grew $51.9 million to $362 million year over year. Check card penetration increased by 10% and credit cards increased 18% for the year. Our call center began an outbound sales initiative which contributed to the line's overall success. These efforts helped create a stable, low-cost funding base, with core funding at a healthy 70% level.

Wealth Management's non-interest income was up 5.2% year over year and provided an annual earnings contribution of $532 thousand, up 17.7%. For 2012, new assets of $55 million represented 25% growth over the previous year. An increased spirit of partnership helped raise Financial Advisor referrals year over year, while a closer alignment between Financial and Trust Advisors helped manage clients more efficiently which improved profitability.



We remain focused on StellarOne's most critical issues and opportunities, and our vision to make StellarOne the best Virginia-based financial services company...one relationship at a time.

Mortgage closings totaled 1,704 loans in 2012, for total dollar volume over $357 million, which translated to a strong earnings contribution of $1.7 million for the year. Our annual closing mix was 45% purchase versus 55% refinances. This balance of purchases and refinances is critical as we look to create a sustainable business model that does not collapse as rates, inevitably, increase over time. Approximately 14% of overall loans for the year are held on our books, which creates opportunities for continued banking relationships with those clients. Our new STAR loan, developed in 2012, is a great option for first-time home buyers at or below median income level.

In a challenging environment, Commercial loans grew over 5% in 2012, showing marked improvement over the last three years. We are encouraged by the increased activity throughout our entire footprint in the back half of the year, with our newest loan production office in Virginia Beach leading the way. The Commercial team also invested in new talent, an enhanced approval structure and a rigorous sales training program which began in 2012 and continues into 2013.

It is our hope that this annual reflection offers investors real insight into the momentum we have developed in 2012, which should propel us ahead in 2013. There is much to anticipate, including a new bank-wide brand positioning initiative and two new Richmond area financial centers scheduled for the first half of 2013. Before the end of 2013, StellarOne will have named a new Chief Executive Officer. The Succession Committee has dedicated significant time and effort to identifying a successor for the Chief Executive Officer role. This robust search process is nearing completion.

We remain focused on StellarOne's most critical issues and opportunities, and our vision to make StellarOne the best Virginia-based financial services company...one relationship at a time. We appreciate the continued dedication of our associates, and the support of our shareholders.

Sincerely,



O.R. Barham, Jr.
President and Chief Executive Officer



Chairman of the Board

Bank brilli



StellarOne's new universal branch model combines highly trained staff with new technology in a smaller space to serve our clients more efficiently.

StellarOne's star is on the rise across Virginia. 2012 saw the anticipated entrance of the bank into both the Richmond and Hampton Roads markets, with a new financial center in the near West End of Richmond and both a Loan Processing Office and a financial center at Town Center in Virginia Beach. After testing our first universal branch just off the Downtown Mall in Charlottesville, the senior management team realized that this new format could be successful in both new markets, where a more urban environment delivers a diverse group of prospective clients with a generally savvy approach to technology.

In Richmond, our successful five-year-old commercial lending business had already created pent-up demand for StellarOne's retail offerings. The grand opening of the Patterson Avenue location in September included a marketing blitz and a well-attended VIP reception. In Virginia Beach, the branch is located alongside our newest Loan Production Office. Seasoned area bankers made for a winning Commercial team and created buzz in the market before the October opening of the retail center. Billboards, radio, television and online advertising helped build brand awareness.

Both new retail offices utilize StellarOne's universal branch business model, where the size, the staffing and the seamless technology combine to create an environment that not only makes cross-selling a natural banker-client conversation, but also costs significantly less to build.

StellarOne announced plans to open two additional branches in the greater Richmond area in the first half of 2013. Both the Gayton Road location, a de novo facility in western Henrico County, and the Village Bank site acquisition in Chesterfield County, will utilize the universal branch format.
We look forward to introducing this model in the future to our critical legacy markets.

antly.

Staffed brilliantly.

StellarOne's universal branch model eliminates the teller line. Instead, these financial centers rely on fewer, more highly trained universal bankers, who spend eight solid weeks in the classroom, so they can fully assess client needs.

Sized brilliantly.

StellarOne's newest branches are less than half the size of our franchise average. And the smaller size means fewer associates per branch. Since branch traffic industry-wide is declining, this enables us to use our dollars more efficiently for other channels.



Harrisonburg
Culpeper
Madison
Locust Grove
Grottoes
Fredericksburg
Verona
Orange
Staunton
Waynesboro
Charlottesville
Ruther Glen
Stuarts Draft
Lexington
Buena Vista
Covington
VIRGINIA
Richmond
Lynchburg
Virginia Beach
Forest
Pearisburg
Salem
Vinton
Blacksburg
Roanoke
Bedford
Moneta
Radford
Christiansburg
Wytheville
Dublin
Riner
Rocky Mount
Floyd

Equipped brilliantly.

The universal branch model features new technology that helps clients help themselves when they want to. We can serve more clients with less people, yet still provide a personal touch. Better technology frees up our universal bankers for high-touch client conversations and advice.



What does it mean to "Bank brilliantly"?

StellarOne has an aspirational vision for the future of community banking: Customers are empowered to realize their brightest financial future with the help of StellarOne's products, tools and expert advice.

In this age of do-it-yourself everything, some will choose to go it alone, utilizing online and mobile banking apps that put them in the driver's seat. Here, a savvy toolbox is critical to keep these clients satisfied. Others will look for occasional advice from our financial experts. Still others remember the days when everyone banked in person and their bankers recognized them by name. We believe that we can provide a stellar experience to each of these important segments. The key is to empower our associates to provide the brilliant service our customers expect. Just the way every customer is unique, so is their definition of service.

As a Virginia-based community bank, we know how empowering the idea of local decision-making and expertise can be for our clients. It's a key reason why many choose StellarOne over the larger, less personal regionals or nationals. This year, we introduced a crucial new position at the bank: that of Market Executive. Heavily involved in the communities where they serve, these seasoned bankers really understand the nuances that make their hometowns throughout Virginia special and unique. By elevating local leadership this way, we provide clients with a clear face of the bank, while assuring our associates that they have someone close by who can help provide advice and make critical calls. The bottom line: a more empowered StellarOne team seeking new and improved ways to empower their clients.

Market Executives keep the communication flowing as well, and create a channel for two-way conversations with clients and associates. In fact, StellarOne has focused its attention on improved associate communication this year, including quarterly leadership updates, market visits, focus groups and a new intranet site that keep our teams engaged and informed. Now, everyone at the bank is more knowledgeable about the bank's strategic plan and their role in it.

"Bank brilliantly" also signals to clients and prospects that StellarOne is unique. We want our clients to shine, but the definition of that is up to them. Our clients are in the driver's seat. Our job is to make the road as smooth as possible. This year, we introduced our "Bank brilliantly." platform in marketing materials in Richmond and Virginia Beach. In 2013, expect to see this message throughout our important legacy markets as well.

Total Non-performing Assets
(in millions)



$60
$50
$40
$30
$20
$10
0
$54.4
$47.8
$41.6
'10
'11
'12

Stockholders' Equity
(in millions)



$500
$400
$300
$200
$100
0
$426.4
$414.2
$431.6
'10
'11
'12

Households
(in thousands)



120
100
80
60
40
20
0
94
103
107
'10
'11
'12

#1 in SBA lending

StellarOne is proud of our #1 ranking for SBA lending for all banks in our peer group for the third year in a row. And two of our bankers have been recognized as being among the top SBA lenders in our market.



7 Market Executives

StellarOne announced new Market Executive roles this year. These seasoned bankers know what makes their markets tick. And they can leverage critical relationships to create business opportunities. While larger banks are busily cutting these local leadership roles, StellarOne believes they are imperative for our future success.

13,277 hours

As a community bank, StellarOne prides itself on its deep roots in our communities. In 2012, StellarOne associates clocked over 13 thousand hours volunteering in the areas we serve. This is in addition to the nearly half-million dollars we donated throughout our footprint this year.





Our Vision

To create a truly exceptional Virginia-based financial services company...
one relationship at a time.



Our Mission

To maximize value to clients, shareholders and employees by delivering stellar experiences and innovative products while maintaining our commitment to community.



Our Core Values

S Provide Stellar Service to Our Customers and Those Who Serve Our Customers.

T Strive for Transparency in All Our Communications. No Hidden Agendas.

E Maximize Efficiency. Look for Ways to Reduce Cost and Enhance Revenues for Greater Shareholder Return.

L Listen First to Ensure a 2-Way Conversation and Candid, Open Feedback.

L Create a Culture of Learning and a Shared Commitment to Improving Our Work and Our Customer Experience.

A Take Accountability, Responsibility and Ownership—Personal and Team—to Grow Our Business.

R Embrace Reinvention, Innovation and Change and Always Seek to Improve.

ONE From Many, ONE TEAM. We Celebrate Diversity and Shared Values. No silos.


StellarOne
CORPORATION

Corporate Headquarters
590 Peter Jefferson Pkwy, Suite 250
Charlottesville, VA 22911
434.964.2211
434.964.2210 (Fax)
www.StellarOne.com


StellarOne
CORPORATION


StellarOne
CORPORATION

2012 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 000-22283


StellarOne
CORPORATION

(Exact name of registrant as specified in its charter)

VIRGINIA	**54-1829288**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

590 Peter Jefferson Parkway, Suite 250, Charlottesville, Virginia 22911
(Address of principal executive offices, including zip code)

(434) 964-2211
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	The NASDAQ Global Select Market

Securities registered pursuant to section 12 (g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated file or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐ (Do not check if a smaller Reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

As of June 30, 2012, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was $285,475,956.

There were 22,971,856 shares of common stock outstanding as of March 5, 2013.

Documents Incorporated by Reference:

Portions of the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 15, 2013 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

Glossary of Acronyms

ALCO	Asset Liability Committee
ALLL	Allowance for loan losses
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ATM	Automated teller machine
BHCA	Bank Holding Corporation Act of 1956
BOLI	Bank owned life insurance
CPP	U.S. Treasury Capital Purchase Program
CRA	Community Reinvestment Act of 1977
DIF	Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EESA	Emergency Economic Stabilization Act of 2008
EVE	Economic value of equity
FASB	Financial Accounting Standards Board
Federal Reserve Board	Board of Governors of the Federal Reserve System
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act
FHLB	Federal Home Loan Bank
FICO	Financing Corporation
FNBST	FNB (VA) Statutory Trust II
FRB	Federal Reserve Board
LIBOR	London Interbank Offered Rate
OCC	Office of the Comptroller of the Currency
Patriot Act	USA Patriot Act
SBA	U.S. Small Business Administration
SCC	Virginia State Corporation Commission
SEC	Securities and Exchange Commission
TDR	Troubled debt restructuring
Treasury	U.S. Department of the Treasury
USGAAP	Accounting Principles Generally Accepted in the United States
VFGLLT	VFG Limited Liability Trust

PART I

Item 1. BUSINESS

OVERVIEW

StellarOne Corporation ("we," "our") is a single bank holding company based in Charlottesville, Virginia. StellarOne Bank is our subsidiary bank, which is headquartered in Christiansburg, Virginia. StellarOne Bank is one of the largest independent commercial bank holding companies headquartered in Virginia.

Our subsidiary bank is community-oriented, offering services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and deposit services. In addition, through our subsidiary bank's commercial banking segment, we offer internet banking access for banking services, mobile banking and online bill payment for both consumers and commercial customers. Lending is focused on individuals and small to middle-market businesses in our local markets. Through the bank's wealth management segment, we provide a variety of wealth management and personal trust services including estate administration, employee benefit plan administration and planning addressing the specific investment and financial management needs of our customers. The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale in the secondary market on a best-efforts basis. For additional information on segments, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Utilizing a "super-community" banking strategy, the subsidiary bank is run autonomously as a community bank. At December 31, 2012, we had consolidated total assets of $3.0 billion and were one of the largest independent bank holding companies headquartered in the Commonwealth of Virginia. Our deposit market share at June 30, 2012 represented approximately 0.99% of the total banking deposits in the Commonwealth of Virginia.

Our operating strategy is to generate interest income, fees and other revenue growth through business lines that emphasize higher yielding assets funded by core deposits. This strategy includes partnering with clients while providing excellent service through branches that are open six days a week, ATM networks and telephone and internet banking. Our growth strategies include new branch expansion, acquisitions and the development of new products and services. New products and services are designed to build on existing businesses and expand into complementary products and services through strategic initiatives.

Our lending strategy is to originate high credit quality, primarily secured and owner occupied, loans. The largest core lending business is our commercial and consumer real estate loan operation, which offers variable-rate loans and lines of credit secured by real estate properties. These loans are generally made on local properties or to local customers within our markets.

Construction and land development. These loans are made primarily to community developers. They are underwritten with an emphasis on the viability of the development, with particular focus on the borrower's ability to meet certain minimum debt service requirements.

Commercial real estate loans. These loans are tied primarily to either multi-family income producing properties, commercial income producing properties where repayment of the loan is dependent upon a 3rd party lease or commercial real estate associated with operating companies where there is no dependence upon repayment from a 3rd party lease.

Consumer real estate loans. We originate adjustable and fixed-rate residential mortgage loans. These mortgage loans are generally originated under terms and conditions consistent with secondary market guidelines. We place some of these loans in our loan portfolio; however, the majority are sold to the secondary mortgage market. The consumer real estate loans that are included in our loan portfolio are usually owner-occupied and generally amortized over a 10 to 20 year period with three to five year maturity or re-pricing.

Commercial and industrial loans. General commercial and industrial loans consist of loans made primarily to manufacturers, wholesalers and retailers of goods, service companies and other industries. These loans are made for acquisition, expansion and working capital purposes, and may be secured by accounts receivable, inventory, equipment, personal guarantees or other assets. We monitor these loans by requesting submission of corporate and personal financial statements and income tax returns. We have also generated loans that are guaranteed by the SBA. SBA loans are generally underwritten in the same manner as conventional loans generated for our portfolio. We believe that making such loans helps the local community and also provides us with a source of income and solid future lending relationships as those businesses grow and prosper. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors.

Consumer and other loans. Consumer loans include motor vehicle, home improvement, home equity and small personal credit lines. The terms of these loans typically range from 12 to 60 months and vary based upon the nature of collateral and size of the loan. These loans are generally secured by various assets owned by the consumer.

StellarOne Bank owns a 14.5% interest in Banker's Insurance, LLC and a 24.6% interest in Virginia Title Center, LLC. Bankers Insurance, LLC is a full-service, independent insurance agency headquartered in Richmond, Virginia that was established in 1999. Through partnerships with many of the major insurance companies, Bankers Insurance, LLC is able to offer complete insurance packages, whether commercial, personal, or life and health, at competitive prices. Based in Roanoke, Virginia, Virginia Title Center, LLC has been providing title insurance products and related services in Virginia, Tennessee, North Carolina, South Carolina, and West Virginia since 1989. Virginia Title Center, LLC underwrites through Investors Title Insurance Company headquartered in Chapel Hill, North Carolina. Investors Title Insurance Company is recognized nationally for its innovative products, flexible underwriting, and competitive pricing.

EMPLOYEES

At December 31, 2012, we had 759 full time equivalent employees. No employees are represented by a collective bargaining unit. Management considers relations with its employees to be good.

COMPETITION

The financial services industry is highly competitive. We compete with local, regional and national financial services providers such as banks, savings and loan associations, credit unions, finance companies, mortgage banking companies, insurance companies, investment banks and mutual fund companies. We also face increased competition from nonbank institutions such as brokerage houses, as well as from financial services subsidiaries of commercial and manufacturing companies. Many of these competitors enjoy fewer regulatory constraints and some may have lower cost structures. Consolidation within the industry affects competition by eliminating some local and regional institutions, while strengthening the franchises of acquirers.

Competition is based on a number of other factors including customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits, lending limits and customer convenience. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties. Our ability to compete effectively is also influenced by our ability to attract new employees and retain and motivate existing employees, while also managing compensation and other costs.

No material part of the business of the subsidiary bank is dependent upon a single or a few customers and the loss of one or more customers would not have a materially adverse effect upon the business of the bank. We are not aware of any indications that the business of the bank or material portion thereof is, or may be, seasonal.

REGULATION, SUPERVISION AND GOVERNMENT POLICY

We are extensively regulated under federal and state law. Banking statutes, regulations and policies are continually under review by Congress and state legislature and federal and state regulatory agencies, and a change in them, including changes in how they are interpreted or implemented, could have a material effect on our business. The regulatory framework we operate under is intended to protect depositors, federal deposit insurance funds, consumers and the safety and soundness of the banking system as a whole, and not necessarily our investors.

The Dodd-Frank Act

Partly in response to the recent financial crisis, the President signed into law the Dodd-Frank Act. Few provisions of the Dodd-Frank Act were effective immediately, with various provisions becoming effective in stages. Many of the rules required to be implemented by governmental agencies still have not been promulgated or implemented. These rules are expected to, or have increased regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices. These rules have impacted, or will impact, the ability of financial institutions to charge certain banking and other fees, allow interest to be paid on demand deposits, impose new restrictions on lending practices and require depository institution holding companies to maintain capital at levels not less than that required for insured depository institutions. We cannot predict the substance or impact of pending or future legislation or regulation. Compliance with such legislation or regulation may, among other effects, significantly increase our costs, limit our product offerings and operating flexibility, require significant adjustments in our internal business processes, and possibly require us to maintain our regulatory capital at levels above historical practices.

Bank Holding Company

We are registered as a bank holding company under the BHCA, as amended, and are subject to supervision and regulation by the FRB and the SCC. As a bank holding company, we are required to furnish to the FRB an annual report of our operations at the end of each fiscal year and to furnish such additional information as the FRB may require pursuant to the BHCA. The FRB and SCC conduct examinations of the company on an alternate year basis.

The BHCA requires the prior approval of the FRB before a bank holding company can acquire direct or indirect ownership or control of more than 5% of the voting shares of another bank; or merge or consolidate with another bank holding company. Under the BHCA, a bank holding company is prohibited, with limited exceptions, from engaging, directly or indirectly, in any business unrelated to the businesses of banking or managing and controlling banks. Bank holding companies wishing to participate in an expanded list of financial activities must file an election with the FRB to be treated as a financial holding company. We have filed no such election, nor do we plan to in the foreseeable future.

Under the FRB policy, we are expected to act as a source of financial strength for our banking subsidiary and to commit support to it. This support may be required at times when, absent such policy, we may not otherwise provide such support.

Capital Requirements

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators which, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital requirements that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. As of December 31, 2012, we met all capital adequacy requirements to which we are subject, both on a consolidated and subsidiary bank basis.

The most recent notification from the Federal Reserve Bank of Richmond categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action under the Federal Deposit Insurance Act of 1991. To be categorized as "well capitalized," we must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios. There are no conditions or events since notification that management believes have changed our category.

Dividends

It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only from income available as defined, and only from prospective earnings retention consistent with the expected future needs and financial condition of the organization. The policy provides that the bank holding companies should not maintain a level of cash dividends that undermines the ability to serve as a source of strength to the banking subsidiary.

We are a bank holding company separate and apart from our subsidiary, and thus have liquidity needs that are funded primarily by the income of our subsidiary. The holding company's cash outflows consist of dividends to shareholders, interest on borrowings and unallocated corporate expenses. The main sources of funding for the holding company are the management fees and dividends we receive from the banking subsidiary. Under the current supervisory regulation, prior approval from certain agencies is required if the subsidiary bank pays cash dividends that exceed certain levels as defined. During 2012, the banking subsidiary paid $1.7 million in management fees and $5.0 million in dividends to the holding company.

USA Patriot Act

The subsidiary bank is subject to the requirements of the Patriot Act, which provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. The Patriot Act places a significantly increased reporting responsibility and regulatory oversight on financial institutions to share information with the federal government concerning activities that may involve money laundering or terrorist activities. The Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Certain provisions of the Patriot Act impose the obligation to establish anti-money laundering programs, including the development of a customer identification program, and the screening of all customers against any government lists of known or suspected terrorists. We are in compliance with the requirements of the Patriot Act.

Deposit Insurance Premiums

Our deposits are insured by the DIF of the FDIC up to the limits set forth under applicable law. The FDIC imposes a risk-based deposit premium assessment system, which was amended by the Dodd-Frank Act; assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. Effective April 1, 2011, the FDIC implemented a revised assessment rate calculator, which is based on a number of elements to measure the risk each institution poses to the DIF. The assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. The Dodd-Frank Act also permanently increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, and extended unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. It also eliminated the statutory prohibition against the payment of interest on business checking accounts.

On November 12, 2009, the FDIC adopted a final rule requiring depository institutions to prepay their estimated quarterly insurance premium for fourth quarter 2009 and all of 2010, 2011 and 2012. On December 31, 2009, we pre-paid estimated assessments of $15.0 million for the years 2010-2012 and $4.3 million remained as a prepaid balance at December 31, 2012. The expense related to this prepayment is anticipated to be recognized over the next two years based on actual calculations of quarterly premiums.

FDIC insurance expense totaled $2.2 million, $2.7 million and $5.5 million in 2012, 2011 and 2010, respectively. FDIC insurance expense includes deposit insurance assessments and FICO assessments related to outstanding FICO bonds. The FICO is a mixed-ownership government corporation established by the Competitive Equality Banking Act of 1987 whose sole purpose was to function as a financing vehicle for the now defunct Federal Savings & Loan Insurance Corporation.

Incentive Compensation

In June 2010, the Federal Reserve, OCC and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's Board of Directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as StellarOne, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. At December 31, 2012, we had not been made aware of any instances of non-compliance with the published guidance.

Community Reinvestment Act

The subsidiary bank is subject to the requirements of the CRA. The CRA imposes an affirmative and ongoing obligation on financial institutions to meet the credit needs of the local communities, including low and moderate income neighborhoods. If the bank subsidiary receives a rating from the Federal Reserve of less than satisfactory under the CRA, restrictions on operating activities would be imposed. The subsidiary bank currently has a satisfactory CRA rating.

Privacy Legislation

Several regulations issued by federal banking agencies also provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide information to its customers regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

Consumer Laws and Regulations

The subsidiary bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The subsidiary bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

ACCESS TO FILINGS

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC. The public may read and copy any documents we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings can also be obtained on the SEC's website on the internet at http://www.sec.gov. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are posted on our website at http://www.stellarone.com under the "Investor Relations" tab as soon as reasonably practical after filing electronically with the SEC.

Item 1A. RISK FACTORS

In the normal course of business, we are exposed to various risks. Management balances our strategic goals, including revenue and profitability objectives, with the associated risks.

This section highlights specific risks that could affect our company and our business. Although current key factors are discussed, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect financial performance. This listing should not be considered all-inclusive. If any of the following risks were to occur, we may not be able to conduct business as currently planned and financial condition or operating results could be negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.

Difficult market conditions have adversely affected the banking industry.

The U.S. economy was in recession from December 2007 through June 2009. Business activity across a broad range of industries and regions in the U. S. was greatly reduced. Although economic conditions have begun to improve, certain sectors, such as real estate, remain weak and unemployment remains high. Local governments and many businesses are still struggling with lower consumer spending and the lack of liquidity in the credit markets.

Market conditions also played a role in the failure or merger of several prominent financial institutions and numerous regional and community-based financial institutions. These failures, as well as projected future failures, have had a significant negative impact on the capitalization level of the deposit insurance fund of the FDIC, which in turn, has led to a significant increase in deposit insurance premiums paid by financial institutions.

Our general financial performance is dependent upon certain factors within the business environment in the markets where we operate, in the Commonwealth of Virginia and in the United States, including:

- The ability of borrowers to pay interest on outstanding loans
- The ability of borrowers to repay principal on outstanding loans
- The value of collateral securing loans
- The demand for loans and other products and services we offer.

A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, or a combination of these or other factors.

Overall, during 2012, the business environment has continued to be difficult for many households and businesses in the United States and worldwide. While economic conditions in the Commonwealth of Virginia, the United States and worldwide have shown slight improvement, there can be no assurance that this improvement will continue. These conditions could adversely affect the credit quality of our loans, results of operations and financial condition.

We are subject to credit risk.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where we operate as well as those across the Commonwealth of Virginia and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. We are also subject to various laws and regulations that affect our lending activities. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment of significant civil monetary penalties against us.

As of December 31, 2012, approximately 58% of our loan portfolio consisted of commercial and industrial, construction and commercial real estate mortgage loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains commercial and industrial, construction and commercial real estate loans with relatively large individual balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

We are subject to interest rate risk.

Earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies, including the use of derivatives as hedging instruments, to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

If the allowance for loan losses becomes inadequate, results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is adequate to absorb estimated incurred losses inherent in the loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering current general market conditions, credit quality of the loan portfolio and performance of customers relative to their financial obligations. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control and these losses may cause the loan loss provision to vary widely from recent levels. Although management believes the allowance for loan losses is adequate to absorb probable incurred losses in the loan portfolio, it is an estimate subject to revision as losses are confirmed. Higher levels of loan losses in the future could have a material adverse impact on financial performance. Federal and state regulators, as an integral part of their supervisory function, periodically review the allowance for loan losses. These regulatory agencies may require us to increase the provision for loan losses or to recognize further loan charge offs based upon their judgments, which may be different from management's. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Our profitability depends significantly on local economic conditions.

Our success depends primarily on the general economic conditions of the markets in which it operates. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in Northern, Central and Western Virginia. The local economic conditions in these areas have a significant impact on our business, real estate and construction loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control, could impact these local economic conditions and could result in, among other things, a deterioration in credit quality or a reduced demand for credit, including a resultant effect on the loan portfolio and allowance for loan losses.

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes.

Under the Dodd-Frank Act, the Federal Reserve, using a phased-in approach between 2013 and 2016, will no longer include trust preferred and certain other hybrid debt securities in Tier 1 Capital. The eventual decrease of Tier 1 capital, and actions to replace such capital may adversely affect us. The Federal Reserve Board, the FDIC and the OCC have indefinitely delayed the start date for the Basel III capital rules. However, these proposals, if implemented in their current form, could have far reaching effects on our capital and the amount of capital required to support our business, especially on a risk-weighted basis, and therefore, may adversely affect our results of operations and financial condition.

Other recently enacted, proposed and future changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes, which are beyond our control, could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

The fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on earnings.

The Federal Reserve regulates the supply of money and credit in the U.S. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. Its policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve policies are beyond our control and difficult to predict; consequently, the impact of these changes on our activities and results of operations is difficult to predict.

Future growth may require the need for additional capital and further regulatory approvals which, if not obtained, could adversely impact profitability and implementation of current strategic initiatives.

To ensure continued growth, we will need to provide sufficient capital through earnings generation, additional equity or trust preferred offerings or borrowed funds, or any combination of these funding sources. For certain amounts or types of indebtedness, we may be required to obtain certain regulatory approvals beforehand. The ability to raise additional capital, if needed, will depend on our financial performance, as well as conditions in the capital markets at that time, which are outside our control. Financial and credit markets have experienced unprecedented disruption and volatility during the past several years. While market conditions have stabilized and, in many cases, improved, a disruption in, or worsening of, financial and credit market conditions, or increased volatility in financial and credit markets, may adversely affect our ability to access capital markets on favorable terms and could negatively affect liquidity. We may raise additional capital through the issuance of common stock, which could dilute existing earnings per share, or further reduce or even eliminate the common stock dividend to preserve capital or in order to raise additional capital. If we cannot raise additional capital when needed, our ability to further expand and grow operations and attain long-term profitability goals could be materially impacted.

Our subsidiary bank's ability to pay dividends is subject to regulatory limitations which, to the extent we require such dividends in the future, may affect our ability to pay obligations and dividends.

We are a separate legal entity from the subsidiary bank, and thus do not have significant revenue sources of our own. We currently depend on the subsidiary bank's cash and liquidity as well as dividends from the banking subsidiary to pay operating expenses and dividends to shareholders. No assurance can be made that in the future the subsidiary bank will have the capacity to pay the necessary dividends or that we will not require dividends from the subsidiary bank to satisfy our obligations. The availability of dividends from the subsidiary bank is limited by various statutes and regulations. Depending upon our financial condition and other factors, it is possible that the Federal Reserve Board could limit the payment of dividends or other payments by the subsidiary bank. In the event the subsidiary bank is unable to pay dividends sufficient to satisfy our obligations, we may not be able to service our obligations as they become due or pay dividends on our common stock. Consequently, the inability to receive dividends from the subsidiary bank could adversely affect financial condition, results of operations, and cash flows.

We may have more credit risk and higher credit losses due to a concentration in loans secured by real estate.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Credit risk and credit losses can increase if our loans are concentrated to borrowers who, as a group, may be uniquely or disproportionately affected by economic or market conditions. Currently, many loans are secured by real estate (both residential and commercial) in our market area. At December 31, 2012, approximately 44% and 35% of the $2.08 billion loans receivable portfolio were secured by commercial and residential real estate, respectively. Continued pressures on the real estate markets, such as deterioration in the value of this collateral and the current conditions in national and local economies, could adversely affect customers' ability to pay these loans, which in turn could impact the company. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit exposure to this risk by monitoring extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

The value of goodwill and other intangible assets may decline in the future.

As of December 31, 2012, we had $113.7 million of goodwill and $10.6 million of other intangible assets. A significant decline in expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our common stock may necessitate taking charges in the future related to the impairment of goodwill and other intangible assets. If we were to conclude that a future write-down of goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our financial condition and results of operations.

Negative public opinion could damage our reputation and adversely impact business and revenues.

As a community-based financial institution, earnings and capital are subject to risks associated with negative public opinion. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, the failure of any product or service sold to meet the clients' expectations or applicable regulatory requirements, corporate governance and acquisitions, or from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect the ability to attract and/or retain clients and personnel and can expose us to litigation and regulatory action. Actual or alleged conduct by one of the business lines can result in negative public opinion about the other business lines.

We depend on the services of key personnel, and a loss of any of those personnel may disrupt operations and result in reduced revenues.

Our success depends upon the continued service of the senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out strategy. If we lose the services of key personnel, or are unable to attract additional qualified personnel, the business, financial condition, results of operations and cash flows could be materially adversely affected.

While our common stock is currently traded on the NASDAQ Stock Market's Global Select Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in our common stock on the NASDAQ Global Select Market has been relatively low when compared with larger companies listed on the NASDAQ Global Select Market or other stock exchanges. Although we have experienced increased liquidity in the stock, we cannot say with any certainty that a more active and liquid trading market for our common stock will continue to develop. Because of this, it may be more difficult for shareholders to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of the common stock. We can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of its common stock.

The market price of our common stock has fluctuated significantly, and may fluctuate in the future. In some cases, the markets have produced downward pressure on asset prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. General market or industry price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services.

Our success depends, in part, on the ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest margin and noninterest income from fee-based products and services. We may not be successful introducing new products and services in response to industry trends, or those new products may not achieve market acceptance. As a result, we could lose business or be forced to price products and services on less advantageous terms to retain or attract clients.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business. While most of our core data processing is conducted internally, certain key applications are outsourced to third party providers. If our third party providers encounter difficulties or if we have difficulty in communicating with such third parties, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations. To address these risks, we employ the following strategies:

- Regular penetration testing of our network perimeter
- Regular employee training programs around sound security practices

- Deployment of tools to monitor the Bank's network including intrusion prevention and detection systems, electronic mail spam filters, anti-virus and anti-malware, resource logging and patch management
- The implementation of multifactor authentication for customers using internet banking and treasury management tools
- The development of security policies and procedures for the addition and maintenance of user access and rights to resources.

Our business is technology dependent, and an inability to invest in technological improvements may adversely affect results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services, which may require substantial capital expenditures to modify or adapt existing products and services. In addition to better customer service, the effective use of technology increases efficiency and results in reduced costs. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many competitors have substantially greater resources to invest in technological improvements. We cannot make assurances that technological improvements will increase operational efficiency or that it will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure. Any such losses could have a material adverse effect on our financial condition and results of operations.

We have in the past and may in the future pursue acquisitions, which could affect costs and from which anticipated benefits may not be fully realized.

Acquisition opportunities will continue to be part of our growth strategy. We may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, complete proposed acquisitions, successfully integrate acquired businesses into the existing operations, or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability, or productivity comparable with those achieved in existing operations, or otherwise perform as expected.

Acquisitions involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies, and the diversion of management's attention from other business concerns. Management may not properly ascertain all such risks prior to an acquisition or prior to such a risk impacting our business while integrating an acquired company. As a result, difficulties encountered with acquisitions could have a material adverse effect on the business, financial condition, and results of operations.

Furthermore, we must generally receive federal regulatory approval before we can begin to acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition, future prospects, including current and projected capital levels, the competence, experience, and integrity of management, compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the CRA, and the effectiveness of the acquiring institution in combating money laundering activities. In addition, we cannot be certain when, or if, or on what terms and conditions, any required regulatory approvals will be granted. Consequently, we may not obtain regulatory approval for a proposed acquisition, in which case the acquisition could not be completed despite the time and expenses invested in pursuing it.

We could also issue additional shares in connection with acquisitions of other financial institutions, which could dilute stockholder ownership.

Our operations rely on certain external vendors.

We are reliant upon certain external vendors to provide products and services necessary to maintain day-to-day operations. Accordingly, operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. We maintain a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse impact on the business and, in turn, our financial condition and results of operations.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

We lease our headquarters' space at 590 Peter Jefferson Parkway, Suite 250, Charlottesville, Virginia. The subsidiary bank owns an executive office at 105 Arbor Drive, Christiansburg, Virginia.

Our subsidiary bank operates fifty-four financial center locations. We own forty-two financial centers and lease the remaining twelve. Two additional locations are owned by the subsidiary bank to facilitate operations and loan production. Additional information regarding lease commitments can be found in Note 15 of the 2012 Notes to Consolidated Financial Statements.

All of the premises are located in Virginia, throughout the New River Valley, Roanoke Valley, Shenandoah Valley, Richmond, Tidewater, Central Virginia and North Central Virginia. All of our properties are in good operating condition and are adequate for our present needs.

Item 3. LEGAL PROCEEDINGS

To the best of our knowledge, we are not subject to any material proceedings. All legal proceedings presently pending or threatened against us or our subsidiary involve routine litigation incidental to our business and are not material in respect to the amount in controversy.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our stock is traded on the NASDAQ Global Select Market under the trading symbol **STEL**. As of March 5, 2013, there were approximately 6,600 shareholders of record and the closing sale price of the common stock was $15.82. We announced a share repurchase program authorizing 1,500,000 shares for repurchase at management's discretion on December 19, 2012. There were no repurchases of stock conducted during 2012. Listed below are the high and low closing sale prices for the common stock as reported by NASDAQ, and dividends paid for each quarter in the two year period ended December 31, 2012. Restrictions on our ability to pay cash dividends or possible diminished earnings may limit our ability to pay dividends in the future to common stockholders.

	Closing Sales Price				**Dividend Per Share**	
	2012		**2011**		**2012**	**2011**
	High	**Low**	High	Low		
1st Quarter	**$ 13.55**	**$ 10.85**	$ 15.54	$ 12.37	$ 0.06	$ 0.04
2nd Quarter	**12.86**	**11.03**	14.69	11.02	0.06	0.04
3rd Quarter	**13.81**	**12.20**	13.00	9.13	0.06	0.04
4th Quarter	**14.21**	**12.61**	12.78	9.24	0.08	0.04

Refer to Note 9 in the Notes to Consolidated Financial Statements for information pertaining to securities authorized for issuance under equity compensation plans.

STOCK PERFORMANCE GRAPH

The following graph compares our annual percentage change in cumulative total return on common stock over the past five years with the cumulative total return of companies comprising the NASDAQ Composite Index, the SNL $1-$5 Billion Bank Index and SNL Composite Bank Index. The SNL indices are indices published by SNL Financial, LC. The Bank indices are, in the opinion of management, a more relevant standard by which to compare performance, because the peer groups are more similar in terms of size and business profiles.



Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
StellarOne Corporation
NASDAQ Composite
SNL Bank $1B-$5B
SNL Bank

Index	Period Ending					
	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
StellarOne Corporation	100.00	118.46	71.30	105.36	83.50	105.88
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Bank $1B-$5B	100.00	82.94	59.45	67.39	61.46	75.78
SNL Bank	100.00	57.06	56.47	63.27	49.00	66.13

This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2007, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial investment at one-year intervals for the fiscal years shown.

There can be no assurance that our stock performance in the future will continue with the same or similar trends depicted in the graph above.

We are not affiliated with, nor have any investment in SNL Financial, LC.

Item 6. SELECTED FINANCIAL DATA

The following is selected financial data for the last five years.

(In thousands, except per share data)	As of and for the Years Ended December 31, 2012	2011	2010	2009	2008
Statement of Operations Data:					
Interest Income	**$ 115,056**	$ 120,861	$ 127,922	$ 139,709	$ 156,236
Interest Expense	**18,479**	24,440	33,912	50,512	57,821
Net Interest Income	**96,577**	96,421	94,010	89,197	98,415
Provision for Loan Losses	**5,550**	12,700	22,850	37,800	20,787
Total Noninterest Income	**34,343**	31,051	33,269	26,140	24,291
Total Noninterest Expense	**95,128**	94,283	92,959	93,661	88,860
Net Income (Loss)	**22,163**	15,885	9,765	(8,530)	9,411
Performance Ratios:					
Return on Average Assets	**0.75%**	0.54%	0.33%	-0.28%	0.33%
Return on Average Equity	**5.23%**	3.70%	2.29%	-1.99%	2.59%
Net Interest Margin	**3.80%**	3.80%	3.65%	3.39%	4.03%
Efficiency Ratio [1]	**69.40%**	70.38%	70.74%	75.33%	68.40%
Per Share Data:					
Net Income – Basic	**$ 0.96**	$ 0.59	$ 0.35	$ (0.46)	$ 0.45
Net Income – Diluted	**0.96**	0.59	0.35	(0.46)	0.45
Cash Dividends	**0.26**	0.16	0.16	0.28	0.64
Book Value	**18.86**	18.15	18.75	18.57	19.18
Tangible Common Book Value	**13.71**	12.90	12.12	11.84	14.08
Market Price Per Share	**14.14**	11.38	14.54	9.96	16.90
Cash Dividend Payout Ratio	**27.09%**	30.82%	52.83%	-92.03%	134.03%
Balance Sheet Data:					
Assets	**$3,023,204**	$2,917,928	$2,940,442	$3,033,101	$2,995,285
Loans	**2,079,593**	2,031,430	2,099,484	2,186,507	2,264,586
Investment securities	**553,476**	477,964	381,231	378,961	328,093
Deposits	**2,484,324**	2,395,600	2,386,102	2,436,120	2,323,108
Total borrowings	**87,991**	92,991	117,991	163,774	221,390
Stockholders' Equity	**431,642**	414,173	426,437	420,785	433,556
Capital Ratios:					
Tier 1 Capital (to Risk Weighted Assets)	**15.61%**	15.17%	15.34%	13.21%	14.13%
Tier 1 Capital (to Average Assets)	**11.92%**	11.41%	11.90%	11.34%	12.00%
Total Capital (to Risk Weighted Assets)	**16.86%**	16.42%	15.44%	14.46%	15.37%
Asset Quality Ratios:					
Total allowance for loan losses to total loans outstanding	**1.43%**	1.60%	1.79%	1.84%	1.35%
Non-performing assets to year-end loans and foreclosed assets	**2.00%**	2.34%	2.58%	3.03%	2.17%

[1] Computed by dividing noninterest expense less amortization of intangibles and goodwill impairments as a percent of the sum of net interest income on a tax equivalent basis and noninterest income excluding gains on securities and losses on foreclosed assets. This is a non-GAAP financial measure, which management believes provides investors with important information regarding operational efficiency. Comparison of the efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently. Management utilizes this ratio as a part of its strategic decision making process by evaluating the level of non-interest expense in relation to revenue streams.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2012 and 2011 and results of operations for each of the years ended December 31, 2012, 2011 and 2010. The purpose of this discussion is to focus on information about the financial condition, results of operations, liquidity and capital resources of StellarOne Corporation and its subsidiary bank, which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with the consolidated financial statements and the related notes included elsewhere herein.

EXECUTIVE OVERVIEW

We achieved significantly improved profitability compared to the prior year as we realized net income of $22.2 million, or $0.96 per common share, compared to net income available to common shareholders of $13.4 million, or $0.59 per common share in 2011. Key factors affecting full year 2012 results included improved asset quality and solid noninterest income growth of 10.6%, led by our mortgage line of business.

We recorded a provision for loan losses of $5.6 million for 2012, a decrease of $7.1 million compared to the $12.7 million recorded in 2011. The provision compares to net charge-offs of $8.3 million for the year. The allowance as a percentage of total loans decreased from 1.60% at December 31, 2011 to 1.43% at December 31, 2012, reflecting our continuing focus on resolving problem credits in the loan portfolio. While it is difficult to predict the impact or length of the recessionary economy, we anticipate continued improvement to the elevated levels of non-performing assets and net charge-offs in 2013.

The economic environment in 2012 remained challenging, with margin beginning to compress in the second half of the year and continued suppression of loan demand as customers continue to preserve capital. However, our continued focus on clients through service quality and front-line execution coupled with a slowly improving economic outlook translated to a 2.4% growth in total loans receivable. We continue to focus on noninterest income growth and improving our efficiency metrics. 2012 saw an acceleration of our organic growth efforts with new branch locations in Charlottesville, Richmond and Virginia Beach, improvement in balance sheet growth and operating leverage. Management believes the strong capital position and improving economic environment will enable us to continue organic growth through both new branches and noninterest income focus, seek acquisition partners in higher growth markets, and focus on efficiency improvements.

Our Commercial Bank segment recorded noninterest revenues of $15.4 million for 2012, an increase of $133 thousand or 0.9% compared to $15.3 million for 2011. This sequential year increase was attributable to an increase of $165 thousand in DDA analysis income and a $103 thousand increase in interchange fee income, partially offset by a decrease in overdraft fees of $121 thousand. The segment recorded a provision for loan losses of $5.6 million for 2012, a decrease of $7.1 million compared to the $12.7 million recorded in 2011. Tax equivalent net interest income for 2012 was $102.6 thousand, a decrease of $3.8 million or 3.6% compared to $107.2 million for 2011. Net income from this business segment totaled $21.3 million for the year ended December 31, 2012 and $15.9 million for the year ended December 31, 2011.

Revenues from the Mortgage Banking segment totaled $8.9 million for the year ended December 31, 2012, or up $723 thousand or 8.8% compared to $8.2 million for the year ended December 31, 2011. The revenue increase was primarily volume driven and not margin related. Mortgage revenues for 2012 were decreased by $593 thousand in indemnification losses recognized, which compares to $232 thousand for 2011. Net income from this business segment totaled $1.7 million and $945 thousand for the years ended December 31, 2012 and 2011, respectively.

The Wealth Management segment realized $5.2 million in noninterest revenues for 2012, an increase of $256 thousand or 5.2% compared to $4.9 million in 2011 and net income of $532 thousand during 2012, an increase of $80 thousand or 17.7% compared to $452 thousand during 2011. Higher fee realizations and increased assets under management attributed to the revenue increase. Fiduciary and brokerage assets increased to $733.7 million at December 31 2012, compared to $654.1 million at December 31, 2011.

RESULTS OF OPERATIONS

NET INTEREST INCOME

The primary source of our traditional banking revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Earning assets include loans, securities, and federal funds sold. Interest bearing liabilities include deposits and borrowings. To compare the tax-exempt yields to taxable yields, amounts are adjusted to pretax equivalents based on a 35% federal corporate income tax rate.

Net interest income is affected by changes in interest rates, volume of interest bearing assets and liabilities, and the composition of those assets and liabilities. The "interest rate spread" and "net interest margin" are two common statistics related to changes in net interest income. The interest rate spread represents the difference between the yields earned on interest earning assets and the rates paid for interest bearing liabilities. The net interest margin is defined as the percentage of net interest income to average earning assets. Earning assets obtained through noninterest bearing sources of funds such as regular demand deposits and stockholders' equity result in a net interest margin that is higher than the interest rate spread.

2012 Compared to 2011

Tax equivalent net interest income in 2012 and 2011 was $99.5 million. Average interest earning assets remained flat at $2.62 billion and average loans decreased $12.5 million or 0.6% to $2.06 billion. The average interest rate spread increased three basis points to 3.65% in 2012 compared to 3.62% in 2011. The net interest margin was 3.80% in 2012 and 2011. The re-pricing sensitivity of interest bearing liabilities outpaced interest earning assets during 2012 as approximately $337.5 million or approximately 43.6% of the CD portfolio re-priced resulting in a decrease of 22 basis points and 19 basis points for time deposits less than $100 thousand and greater than $100 thousand, respectively. Additionally, the cost of funds associated with FHLB advances decreased 32 basis points as one higher priced advance was paid off during the year. The yield on average loans decreased 20 basis points in 2012, while the yield on investment securities decreased 86 basis points for the period. Interest expense as a percentage of average earning assets decreased to 0.71%, down 22 basis points from 0.93% in 2011, reflecting a 28 basis point decrease in average cost of retail deposits to 0.74%, and a 27 basis point decrease in average total funding cost to 0.85%.

2011 Compared to 2010

Tax equivalent net interest income in 2011 was $99.5 million, an increase of $3.0 million or 3.1% compared to $96.5 million in 2010. Average interest earning assets decreased $27.9 million or 1.1% to $2.62 billion, while average loans decreased $84 million or 3.9% to $2.08 billion. The average interest rate spread was 3.62% in 2011, an increase of 21 basis points from 3.41% in 2010. The net interest margin was 3.80% in 2011, an increase of 15 basis points from 3.65% in 2010. The re-pricing sensitivity of interest bearing liabilities outpaced interest earning assets during 2011 as approximately $442.0 million or approximately 54.7% of the CD portfolio re-priced resulting in a decrease of 41 basis points and 47 basis points for time deposits less than $100 thousand and greater than $100 thousand, respectively. Additionally, the cost of funds associated with FHLB advances decreased 8 basis points as a few higher priced advances matured near the end of the year. The yield on average loans decreased 11 basis points in 2011, while the yield on investment securities decreased 31 basis points for the period. Interest expense as a percentage of average earning assets decreased to 0.93%, down 35 basis points from 1.28% in 2010, reflecting a 37 basis point decrease in average cost of retail deposits to 1.02%, and a 40 basis point decrease in average total funding cost to 1.12%.

ASSET/LIABILITY MANAGEMENT

Asset/liability management involves the evaluation, monitoring and management of interest rate risk, market risk, liquidity and funding. ALCO oversees these risks and reports periodically to the Board. ALCO is a management committee and consists of senior financial and business executives. The Credit and Enterprise Risk Committee is a Board committee that meets monthly. Its main objective is to discuss the strategic and emerging risks that the company faces, including risk policy review and approval, and compliance reporting. The Credit and Enterprise Risk Committee also reviews the ALCO reporting and minutes to stay abreast of interest rate, market and liquidity risks, and discussions.

Interest rate risk and sensitivity

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. These risks involve interest rate risk, foreign currency exchange risk, commodity price risk and equity market price risk. We do not currently have any exposure to foreign currency exchange risk, commodity price risk or equity market price risk. Our primary market risk is interest rate risk. Interest rate risk is inherent because as a financial institution, we derive a significant amount of operating revenue from "purchasing" funds (customer deposits and borrowings) at various terms and rates. These funds are then invested into earning assets (loans, leases, investments, etc.) at various terms and rates. This risk is further discussed below.

Interest rate risk is the exposure to fluctuations in our future earnings (earnings at risk) and value (economic value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that re-price within a specified time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The primary objective of our asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate, yet if not properly managed can be detrimental to our long-term profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an appropriate level.

We assume interest rate risk (the risk that general interest rate levels will change) as a result of our normal operations. As a result, the fair values of our financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate our overall interest rate risk.

Management endeavors to control the exposures to changes in interest rates by understanding, reviewing and making decisions based on its risk position. ALCO is responsible for these decisions. The committee operates under management policies defining guidelines and limits on the level of acceptable risk. These policies are approved by the Board of Directors. We primarily use the securities portfolios and FHLB advances to manage our interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the loan and deposit term or re-pricing characteristics that best meet current interest rate risk objectives.

We use simulation analysis to assess earnings at risk and EVE analysis to assess value at risk. These methods allow management to regularly monitor both the direction and magnitude of our interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and re-pricing characteristics of both assets and liabilities, prepayments on amortizing assets, other imbedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of our interest rate risk position over time.

Earnings at Risk

Simulation analysis evaluates the effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next 24 months. The resulting percentage change in net interest income in various rate scenarios is an indication of our shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach. The measurement date balance sheet composition (or mix) is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These include prepayment assumptions on mortgage assets, the sensitivity of non-maturity deposit rates, and other factors deemed significant. Rate changes are varied to assess volatility under different yield curve assumptions.

The base net interest income simulation performed as of December 31, 2012, assumes interest rates are unchanged for the next 24 months. The simulation then assumes that rates are shocked up and down by 400 basis points in 100 basis point increments. Given the absolute low level of interest rates, we have temporarily suspended analyses that assume rates move down by more than 100 basis points. The simulation analysis results are presented in the table below. These results indicate that we would expect net interest income to increase over the next twelve months by 1.43% assuming an immediate upward shift in market interest rates of 200 basis points and to decrease by 0.40% if rates shifted downward by 100 basis points. Management also evaluates the impact on net interest income assuming a "most likely rate scenario" utilizing a rate forecast published by Global Insight and balance sheet growth projections provided by management. Under this scenario net interest income is anticipated to increase over the next twelve months by 4.35%. These profiles reflect a moderate interest rate risk position and are well within the guidelines set by policy.

Table 1 – Earnings at Risk simulation results

	Change in Net Interest Income	
	Percentage	**Amount**
Change in Yield Curve:		***(In thousands)***
+400 basis points	4.13%	$ 3,881
+300 basis points	2.98%	2,800
+200 basis points	1.43%	1,339
+100 basis points	9.00%	87
Base case	—	—
-100 basis points	-0.40%	(379)
Most likely rate scenario	4.35%	4,084

Economic Value of Equity (Market risk)

The EVE analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of expected liability cash flows. The economic value simulation uses instantaneous rate shocks to determine the expected cash flows in various rate scenarios. The resulting percentage change in EVE is an indication of the longer term re-pricing risk and options embedded in the balance sheet.

The EVE analysis results are presented in the table below. These results as of December 31, 2012 indicate that the EVE would increase 9.49% assuming an immediate upward shift in market interest rates of 200 basis points and decrease 16.38% if rates shifted downward by 100 basis points. Our risk position is outside the guidelines set by policy of negative 7.5% in the down 100 basis points scenario, but is considered manageable. This is attributable to the absolute low level of rates in the current economic cycle and floors being reached on assets as deposits continue to re-price down, which negatively impacts economic value.

Table 2 – Economic Value of Equity simulation results

	Change in EVE	
	Percentage	**Amount**
Change in Yield Curve:		***(In thousands)***
+400 basis points	10.27%	$ 48,076
+300 basis points	10.81%	50,606
+200 basis points	9.49%	44,418
+100 basis points	5.86%	27,461
Base case	—	—
-100 basis points	-16.38%	(76,683)
Most likely rate scenario	-2.42%	11,339

The following table presents net interest income on a fully taxable equivalent basis, interest rate spread and net interest margin for the years ending December 31, 2012, 2011 and 2010.

Table 3 – Daily average balances, income/expense and average yields earned and rates paid

	2012			2011			2010		
(Dollars in thousands)	**Average Balance**	**Income/ Expense**	**Average Rate**	**Average Balance**	**Income/ Expense**	**Average Rate**	**Average Balance**	**Income/ Expense**	**Average Rate**
ASSETS									
Loans receivable, net [1][2]	**$2,064,552**	**$103,382**	**5.01%**	$2,077,067	108,117	5.21%	$2,161,387	$115,025	5.32%
Investment securities									
Taxable	**375,756**	**6,623**	**1.73%**	274,660	7,049	2.53%	264,632	8,475	3.13%
Tax exempt [2]	**135,096**	**7,894**	**5.75%**	144,489	8,509	5.81%	111,296	6,653	5.96%
Total investments	**510,852**	**14,517**	**2.80%**	419,149	15,558	3.66%	375,928	15,128	3.97%
Interest bearing deposits	**37,438**	**93**	**0.24%**	99,582	231	0.23%	55,101	124	0.22%
Federal funds sold	**6,702**	**17**	**0.25%**	20,734	51	0.24%	52,001	127	0.24%
Total interest earning assets	**2,619,544**	**118,009**	**4.50%**	2,616,532	123,957	4.74%	2,644,417	130,404	4.93%
Allowance for loan losses	**(29,824)**			(32,588)			(37,649)		
Total nonearning assets	**355,921**			346,482			369,976		
Total assets	**$2,945,641**			$2,930,426			$2,976,744		
LIABLILITIES AND STOCKHOLDERS EQUITY									
Interest-bearing deposits									
Interest checking	**$ 599,289**	**$ 1,309**	**0.22%**	$ 569,201	1,999	0.35%	$ 560,591	$ 3,363	0.60%
Money market	**426,562**	**2,023**	**0.47%**	430,572	3,757	0.87%	400,210	4,579	1.14%
Savings	**309,757**	**928**	**0.30%**	278,605	1,638	0.59%	227,197	1,844	0.81%
Time deposits:									
Less than $100,000	**489,029**	**6,955**	**1.42%**	535,813	8,781	1.64%	604,831	12,394	2.05%
$100,000 and more	**251,758**	**4,192**	**1.67%**	265,778	4,942	1.86%	290,421	6,763	2.33%
Total interest-bearing deposits	**2,076,395**	**15,407**	**0.74%**	2,079,969	21,117	1.02%	2,083,250	28,943	1.39%
Federal funds purchased & repurchase agreements	**1,105**	**26**	**2.31%**	1,054	32	2.99%	982	29	2.91%
Federal Home Loan Bank advances	**55,587**	**1,674**	**2.96%**	64,932	2,158	3.28%	113,315	3,866	3.36%
Subordinated debt	**32,991**	**1,372**	**4.09%**	32,991	1,133	3.39%	32,991	1,074	3.21%
Total interest-bearing liabilities	**2,166,078**	**18,479**	**0.85%**	2,178,946	24,440	1.12%	2,230,538	33,912	1.52%
Demand deposits	**337,264**			311,792			304,178		
Other liabilities	**18,800**			10,757			16,390		
Total liabilities	**2,522,142**			2,501,495			2,551,106		
Stockholders' equity	**423,499**			428,931			425,638		
Total liabilities and stockholders' equity	**$2,945,641**			$2,930,426			$2,976,744		
Net interest income (tax equivalent) [3]		**$ 99,530**			$ 99,517			$ 96,492	
Average interest rate spread			**3.65%**			3.62%			3.41%
Interest expense as a percent of average earning assets			**0.71%**			0.93%			1.28%
Net interest margin			**3.80%**			3.80%			3.65%

(1) Includes nonaccrual loans.

(2) Income and yields are reported on a taxable equivlent basis using a 35% tax rate.

(3) The tax equivalent interest adjustments included in the yields presented above were $3.0 million, $3.1 million, and $2.5 million for each of the three years ended December 31.

The next table analyzes the changes in net interest income on a fully taxable equivalent basis for the periods broken down by their rate and volume components. The change in interest due to both rate and volume has been allocated proportionately to change due to volume versus change due to rate.

Table 4 – Analysis of changes in Net Interest Income

	Years Ended December 31,					
	2012 vs. 2011 Increase (Decrease) Due to changes in:			2011 vs. 2010 Increase (Decrease) Due to changes in:		
(Dollars in thousands)	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Earning Assets:						
Loans	**$ (603)**	**$ (4,132)**	**$ (4,735)**	$ (4,563)	$ (2,345)	$ (6,908)
Securities, taxable	**2,145**	**(2,571)**	**(426)**	279	(1,638)	(1,359)
Securities, tax-exempt	**(529)**	**(86)**	**(615)**	1,960	(171)	1,789
Federal funds sold and deposits in other banks	**(184)**	**12**	**(172)**	25	6	31
Total Interest Earning Assets	**$ 829**	**$ (6,777)**	**$ (5,948)**	$ (2,299)	$ (4,148)	$ (6,447)
Interest Bearing Liabilities:						
Time and savings deposits:						
Interest checking	**$ 84**	**$ (774)**	**$ (690)**	$ 58	$ (1,422)	$ (1,364)
Money market	**(27)**	**(1,707)**	**(1,734)**	321	(1,143)	(822)
Savings	**172**	**(882)**	**(710)**	356	(562)	(206)
Time deposits						
Less than $100,000	**(710)**	**(1,116)**	**(1,826)**	(1,313)	(2,300)	(3,613)
$100,000 and more	**(263)**	**(487)**	**(750)**	(538)	(1,283)	(1,821)
Total interest bearing deposits	**(744)**	**(4,966)**	**(5,710)**	(1,116)	(6,710)	(7,826)
Federal funds and repurchase agreements	**1**	**(7)**	**(6)**	2	1	3
Federal Home Loan Bank advances	**(288)**	**(196)**	**(484)**	(1,619)	(89)	(1,708)
Subordinated Debt	**8**	**231**	**239**	—	59	59
Total Interest Bearing Liabilities	**(1,023)**	**(4,938)**	**(5,961)**	(2,733)	(6,739)	(9,472)
Net Interest Income	**$ 1,852**	**$ (1,839)**	**$ 13**	$ 434	$ 2,591	$ 3,025

NONINTEREST INCOME

Table 5 – 2012 and 2011 Noninterest income

(In thousands)	**2012**	**2011**	**$**	**%**
Retail banking fees	**$ 15,424**	$ 15,291	$ 133	0.9%
Fiduciary and brokerage fee income	**5,202**	4,946	256	5.2%
Mortgage banking-related fees	**8,909**	8,186	723	8.8%
Losses on mortgage indemnifications and repurchases	**(593)**	(232)	(361)	>100%
Gains on sale of premises and equipment	**68**	84	(16)	-19.0%
Gains on securities available for sale	**528**	509	19	3.7%
Losses on sale / impairment of foreclosed assets	**(1,491)**	(1,564)	73	-4.7%
Income from bank owned life insurance	**1,768**	1,298	470	36.2%
Insurance income	**1,217**	777	440	56.6%
Other operating income	**3,311**	1,756	1,555	88.6%
	$ 34,343	$ 31,051	$ 3,292	10.6%

- The increase in Retail banking fees was driven by a $165 thousand increase in analysis income and a $103 thousand increase in interchange income, partially offset by a net $121 thousand decrease in nonsufficient funds income. Increased debit card penetration and the addition of new analysis accounts stabilized this income stream.
- The increase in Mortgage banking related fees was primarily driven by higher retail mortgage volume and increased margins on production. Overall volume dropped when comparing 2012 to 2011 by approximately $117 thousand. However, 2011 results included $251.0 million in wholesale mortgage production at a much lower margin. The favorable interest rate environment in 2012 encouraged borrowers to refinance existing loans and drove much of the $134.3 million increase in retail mortgage production.
- The increase in Fiduciary and brokerage fee income was driven by higher fee realizations and increased assets under management.
- Losses on mortgage indemnifications and repurchases arise as third party investors identify problem loans previously sold with underwriting deficiencies. These losses were largely associated with wholesale originations made during 2006 and 2007.
- Losses on the sale of foreclosed assets remained historically high in 2012 due to the continuation of elevated levels of nonperforming assets. The foreclosed asset portfolio continues to decrease and our asset quality metrics have shown improvement as we continue to work out the problem assets.
- The increase in Income from bank owned life insurance is due mainly to the purchase of $10 million of additional insurance at the end of 2011 and the recognition of a full year of income on the holdings.
- Insurance income arises from pass-through income from our related entities. Both Virginia Title Center and Bankers Insurance income increased year-over-year.
- The increase in Other operating income is primarily due to a $940 thousand increase in loan swap fee income. In addition, 2011 reflects higher levels of losses on our investments in various community reinvestment funds.

Table 6 – 2011 and 2010 Noninterest income

(In thousands)	2011	2010	$	%
Retail banking fees	$ 15,291	$ 16,237	$ (946)	-5.8%
Fiduciary and brokerage fee income	4,946	4,756	190	4.0%
Mortgage banking-related fees	8,186	9,388	(1,202)	-12.8%
Losses on mortgage indemnifications and repurchases	(232)	(2,265)	2,033	-89.8%
Gain on sale of financial center	—	748	(748)	-100.0%
Gains on sale of premises and equipment	84	199	(115)	-57.8%
Gains on securities available for sale	509	1,268	(759)	-59.9%
Losses on sale / impairment of foreclosed assets	(1,564)	(1,147)	(417)	36.4%
Income from bank owned life insurance	1,298	1,296	2	0.2%
Insurance income	777	603	174	28.9%
Other operating income	1,756	2,186	(430)	-19.7%
	$ 31,051	$ 33,269	$ (2,218)	-6.7%

- The decrease in Retail banking fees was due to a $1.5 million decrease in nonsufficient funds fees, resulting from implementing the modifications to Regulation E that became effective during the third quarter of 2010. The decrease was offset by a $620 thousand increase in interchange fees, attributable to our increased debit card penetration.
- Mortgage banking related fees declined mainly due to a decrease in retail and wholesale mortgage originations from $525 million in 2010 to $406 million in 2011.
- Losses on mortgage indemnifications and repurchases arise as third party investors identify problem loans previously sold with underwriting deficiencies. These losses were largely associated with wholesale originations made during 2006 and 2007, and decreased in 2011 as most of the loans were worked out in 2010. In addition, in 2010 we recognized $1.45 million in a settlement with a major investor, with no similar events in 2011.
- Gains on the sale of securities held for sale were elevated during 2010 as we repositioned our mortgage backed securities holdings. Security sales were reduced in 2011.
- Losses on the sale of foreclosed assets remained historically high in 2011 due to the continuation of elevated levels of nonperforming assets encountered during 2011 and 2010. This was primarily due to poor real estate and general market conditions encountered during both years.

NONINTEREST EXPENSE

The following table presents the components of noninterest expense and the variance or percentage change.

Table 7 – 2012 and 2011 Noninterest Expense

(In thousands)	**2012**	**2011**	**$**	**%**
Compensation and employee benefits	**$ 51,375**	$ 50,200	$ 1,175	2.3%
Net occupancy	**8,593**	8,259	334	4.0%
Equipment	**8,220**	8,402	(182)	-2.2%
Amortization - intangible assets	**1,549**	1,651	(102)	-6.2%
Marketing	**1,376**	953	423	44.4%
State franchise taxes	**2,255**	2,384	(129)	-5.4%
FDIC Insurance	**2,235**	2,679	(444)	-16.6%
Data processing	**2,929**	2,721	208	7.6%
Professional fees	**2,886**	2,889	(3)	-0.1%
Telecommunications	**1,660**	1,647	13	0.8%
Other operating expense	**12,050**	12,498	(448)	-3.6%
	$ 95,128	$ 94,283	$ 845	0.9%

- Compensation and employee benefits increased due to an $824 thousand one-time charge associated with severance costs incurred as part of phase one of our cost save initiative. In addition, the increase in revenue production led to higher production incentives for our multiple lines of business.
- The increase in net occupancy is associated with the additional costs arising from the opening of three additional full-service financial centers in 2012.
- The increase in marketing was driven by various branding initiatives, along with promoting the opening of three additional full-service financial centers in the Charlottesville, Richmond, and Virginia Beach markets.
- The FDIC assesses insurance rates on total assets less tangible equity. Due to our high capital levels our FDIC insurance fee assessment rates decreased during 2012, and no special assessments were made. We expect the assessment rate in 2013 to remain consistent with 2012 levels.
- The increase in data processing was due to a $75 thousand increase in our ATM and debit card expense and a $135 thousand increase in online service expense. The retail line of business was heavily focused on increasing debit card penetration and alternative service delivery, leading to the additional expense.
- Other operating expense decreased due to our focus on improving our efficiency. We saw decreases in controllables such as Supplies by $173 thousand, Postage of $130 thousand and Temporary employment service of $318 thousand. These decreases were offset by an increase in Travel of $176 thousand associated with the opening of our three new financial centers in 2012.

Table 8 – 2011 and 2010 Noninterest Expense

(In thousands)	2011	2010	$	%
Compensation and employee benefits	$ 50,200	$ 45,898	$ 4,302	9.4%
Net occupancy	8,259	8,389	(130)	-1.5%
Equipment	8,402	8,401	1	0.0%
Amortization - intangible assets	1,651	1,651	—	0.0%
Marketing	953	1,146	(193)	-16.8%
State franchise taxes	2,384	2,216	168	7.6%
FDIC Insurance	2,679	5,518	(2,839)	-51.4%
Data processing	2,721	2,398	323	13.5%
Professional fees	2,889	2,600	289	11.1%
Telecommunications	1,647	1,686	(39)	-2.3%
Other operating expense	12,498	13,056	(558)	-4.3%
	$ 94,283	$ 92,959	$ 1,324	1.4%

- Compensation and employee benefits increased due to our efforts to enhance human capital in key senior management and line positions over the past eighteen months and reestablishment of incentive plans for revenue producing units.
- The increase in equipment is due to our continued focus on technology within our business. During 2011, we implemented new software in the human resources department and enhanced technology within our retail line of business. In addition, we continue to focus on technology penetration with our customers through online banking initiatives.
- In January 2011, the FDIC began assessing rates on total assets less tangible equity and migrated away from their previous methodology, which assessed rates on deposit liabilities. Due to our high capital levels and low reliance on wholesale funding, our FDIC insurance fee assessment rates decreased during 2011, and no special assessments were made.
- The decrease in Other operating expense is due to the decrease in loan originations, resulting in a decrease of $1.2 million in origination expenses. This decrease was offset by increases of $148 thousand in credit investigation during the loan origination process and $529 thousand in additional costs associated with temporary employment as we filled positions during peak business times.

INCOME TAXES

For the year ended December 31, 2012, income tax expense was $8.1 million, resulting in an effective tax rate of 26.7% compared to a $4.6 million expense or 22.5% effective rate in 2011 and $1.7 million expense or 14.9% effective rate in 2010. The increase in the effective rate when comparing 2012 to 2011 is due to the pretax earnings increase. Pretax earnings increased in 2012 relative to the level of tax preference items resulting in an increase in the effective tax rate over the prior year. The effective rate remains somewhat suppressed on a historical basis, but began to normalize in 2012 and 2011 along with the earnings stream.

The increase in the effective rate when comparing 2011 to 2010 is primarily due to the pretax earnings increase. The tax preference items such as tax exempt interest income and earnings on BOLI were comparable between 2011 and 2010. Pretax earnings increased in 2011 relative to the level of tax preference items resulting in an increase in the effective tax rate over the prior year.

FINANCIAL CONDITION

ASSET QUALITY

The ALLL represents an estimate, in management's judgment, of the amount needed to absorb losses incurred through the reporting date on existing loans in the portfolio. The following table represents the activity in the allowance for loan losses.

Table 9 –Allowance for loan losses

(In thousands)	December 31, 2012	2011	2010	2009	2008
Allowance for loan losses, January 1	**$ 32,588**	$ 37,649	$ 40,172	$ 30,464	$ 15,082
Loans Charged Off:					
Construction and land development	**2,140**	5,646	9,266	18,017	8,575
Commercial real estate	**3,634**	4,917	3,965	1,157	2,626
Consumer real estate	**4,210**	5,173	8,294	3,639	3,025
Commercial and industrial (except those secured by real estate)	**893**	3,797	5,408	5,961	1,737
Consumer and other	**213**	394	645	2,173	2,228
Total Loans Charged Off	**11,090**	19,927	27,578	30,947	18,191
Recoveries:					
Construction and land development	**248**	715	223	609	158
Commercial real estate	**684**	235	27	273	109
Consumer real estate	**653**	248	420	226	154
Commercial and industrial (except those secured by real estate)	**887**	481	713	607	315
Consumer and other	**304**	487	822	1,140	511
Total Recoveries	**2,776**	2,166	2,205	2,855	1,247
Net Charge-offs	**8,314**	17,761	25,373	28,092	16,944
Allowance acquired via acquisition	**—**	—	—	—	11,539
Provision for Loan Losses	**5,550**	12,700	22,850	37,800	20,787
Allowance for loan losses, December 31	**$ 29,824**	$ 32,588	$ 37,649	$ 40,172	$ 30,464
Ratio of allowance for loan losses to total loans outstanding at end of year	**1.43%**	1.60%	1.79%	1.84%	1.35%
Ratio of net charge-offs to average loans outstanding during the year	**0.40%**	0.86%	1.17%	1.24%	0.80%

The following table summarizes the allocation of the allowance for loan losses by loan type.

Table 10 - Allocation of allowance for loan losses

(In thousands)	2012	December 31, 2011	2010	2009	2008
Allocation of allowance for loan losses, end of year					
Construction and land development	**$ 8,230**	$ 9,856	$ 11,037	$ 17,867	$ 12,057
Commercial real estate	**9,045**	8,565	8,211	4,210	5,679
Consumer real estate	**10,811**	10,019	10,864	9,244	7,486
Commercial and industrial (except those secured by real estate)	**1,642**	4,059	7,388	7,655	3,752
Consumer and other	**96**	89	149	1,196	1,489
Total allowance for loan losses	**$ 29,824**	$ 32,588	$ 37,649	$ 40,172	$ 30,463
Ratio of loans to total year-end loans					
Construction and land development	**9.34%**	10.57%	11.32%	12.47%	15.83%
Commercial real estate	**44.28%**	41.60%	41.89%	39.55%	37.10%
Consumer real estate	**35.05%**	37.23%	36.61%	35.95%	33.74%
Commercial and industrial (except those secured by real estate)	**9.80%**	9.35%	8.75%	9.60%	10.30%
Consumer and other	**1.53%**	1.25%	1.43%	2.43%	3.03%
	100.00%	100.00%	100.00%	100.00%	100.00%

The balance in the allowance and the allowance as a percentage of loans remains elevated on a historical basis, but continued to decrease in 2012 when compared to 2011 and 2010. Changes in the allowance are further explained below:

- *Continued decrease in exposure to construction and land development loans.* National and local housing trends have rebounded somewhat since materially deteriorating during 2009 with modest improvement in 2012. As a part of the evaluation of the adequacy of the allowance, we monitor the number of building permits issued, median home sales prices, new homes in inventory, number of days on market, housing affordability, elevated levels of foreclosure activity, new mortgage originations and foreclosed asset levels. These metrics continue to indicate that some weakness remains in our residential markets, and we do not expect the trend to reverse substantially in 2013. We have consciously and consistently reduced our exposure to this loan class by $20 million or 9.5%, from $215 million to $194 million at December 31, 2011 and 2012, respectively.

- *Continued risk associated with commercial real estate loans.* We had $921 million of commercial real estate loans outstanding at December 31, 2012. Of the $921 million, $106 million is tied to multi-family secured income producing loans and $803 million is associated with commercial real estate. Due to the continued adverse impact to vacancy and lease rates due to the weakened economic environment, reduced consumer confidence levels and increased retail business failures, management perceived continued additional inherent risk associated with this category of loans in 2012 and slightly increased the reserve level to that noted in 2011.

- *Though still elevated, levels of classified loans began decreasing from prior elevated levels.* The level of classified loans began to decrease in 2011 and continued to decrease in 2012, positively impacting the level of allocations required based upon historial loss experience and resulted in moderate provision release after three years of increased provisioning and allowance levels in 2008 through 2010. Specific reserves continue to remain elevated amounting to $7.7 million, $5.7 million and $5.6 million at December 31, 2012, 2011 and 2010, respectively. The $2.0 million increase in specific reserves noted when comparing 2012 to 2011 is attributable to two large non-owner occupied relationships with a net remaining basis of $4.8 million.

- *Net charge-offs decreased compared to 2011 and 2010, but remained historically elevated.* Management was able to begin slightly lower charge-off factors when considering the losses currently inherent in the loan portfolio during the calculation of the allowance for loan losses due to the reduced levels of charge-offs experienced in 2012.

- *Improvement in overall risk of loan portfolio.* We have continued to aggressively work through our asset quality issues encountered as a result of the economic environment of the past few years. Criticized assets, which are those risk graded 6 or above, have decreased $36 million, or 16.3% from 2011. We expect to continue this decreasing trend as we monitor those Criticized assets still in the portfolio, as well as continue managing our performing portfolio.

The loan portfolio mix indicates a shift away from construction and land development and consumer real estate and an increase in the commercial real estate and commercial and industrial categories. The declining risks within the portfolio due to macroeconomic factors are reflected in lower provisioning throughout almost all loan segments. The allocations within the portfolio remain relatively stable year over year.

Non-performing assets consist of our non-accrual loans, non-performing troubled-debt restructurings, and other property owned. Loans are generally placed on non-accrual status when the collection of principal and interest is ninety days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. As of December 31, 2012, we are not aware of any material performing loans with indications of possible credit problems that should be moved to non-accrual status. For those loans that are carried on non-accrual status, interest is generally recognized on a cash basis. The following table presents information concerning the aggregate amount of non-performing assets.

Table 11 - Non-performing assets

	December 31,				
(In thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Non-accrual loans:					
Construction and land development	$ 8,716	$ 8,324	$ 15,143	$ 27,987	$ 24,624
Commercial real estate	10,224	12,223	8,060	7,910	2,978
Consumer real estate	13,945	9,272	12,460	13,714	6,348
Commercial and industrial (except those secured by real estate)	584	1,141	4,277	7,994	9,241
Consumer and other	32	25	26	84	427
Troubled debt restructurings	2,381	8,189	3,508	2,549	—
Foreclosed assets	5,760	8,575	10,894	4,505	4,627
Total non-performing assets	$ 41,642	$ 47,749	$ 54,368	$ 64,743	$ 48,245
Loans greater than 90 days still accruing	$ 182	$ 1,516	$ 1,910	$ 1,511	$ 854
Non-performing assets to total assets	1.38%	1.64%	1.85%	2.13%	1.63%
Non-performing assets to year-end loans and foreclosed assets	2.00%	2.34%	2.58%	2.96%	2.13%

If interest on nonaccrual loans had been recognized, such income would have approximated $1.8 million, $2.3 million, $3.8 million, $472 thousand, and $806 thousand for each of the five years ended December 31, 2012, respectively. No interest income on nonaccrual and non-performing troubled debt restructurings was included in net income for any of the five years ended December 31, 2012.

Impaired loans totaled $49.3 million at December 31, 2012. This total includes $41.6 million individually evaluated for impairment and $7.7 million of impaired loans that were collectively evaluated for impairment. Interest is not typically accrued on impaired loans, however, all loans classified as TDRs are considered impaired. At December 31, 2012, we had $25.6 million in loans considered TDRs and $23.2 million of these restructurings were accruing interest. Interest income recognized on these TDRs was $1.3 million, $614 thousand and $433 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. On a cash basis, interest recognized on these TDRs was $1.3 million, $666 thousand and $475 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. Other than these loans designated as TDRs, no interest income has been recognized on impaired loans subsequent to their classification as impaired for the years ended December 31, 2012, 2011 and 2010. We collectively evaluate smaller-balance homogenous loans for impairment, unless such loans are subject to a restructuring agreement. Performing TDRs excluded from the impaired loan disclosure amounted to $23.2 million, $30.5 million and $39.7 million at December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, total non-performing assets totaled $41.6 million, a decrease of $6.1 million from 2011. Nonperforming assets remain at historically elevated levels and reflect the continuing challenges in the residential housing market and persisting credit quality issues in acquisition and development construction credits, commercial real estate credits and real estate mortgage loans. The decrease in the level of non-performing assets is a result of continued efforts to accelerate the identification and resolution of problem credits by our special assets group, as evidenced by the $2.8 million or 32.8% decrease in foreclosed assets from $8.6 million at December 31, 2011 to $5.8 million at December 31, 2012.

At December 31, 2011, total non-performing assets totaled $47.7 million, a decrease of $6.6 million from 2010. Nonperforming assets remain at historically elevated levels and reflect the continuing challenges in the residential housing market and persisting credit quality issues in acquisition and development construction credits, commercial real estate credits and real estate mortgage loans. The decrease in the level of non-performing assets is a result of continued efforts to accelerate the identification and resolution of problem credits by our special assets group. This is also illustrated by increased proceeds from the sale of foreclosed assets of $8.0 million in 2011 which compares to proceeds of $6.5 million in 2010.

INVESTMENT SECURITIES

The following table summarizes the carrying values of investment securities.

Table 12 – Investment securities

(In thousands)	**2012**	**2011**	**2010**
	Available for Sale	**Available for Sale**	**Available for Sale**
U. S. Treasuries	**$ 20,000**	$ —	$ —
U. S. Government agencies	**249,496**	152,467	103,253
State and municipals	**148,666**	159,515	136,823
Corporate bonds	**1,852**	4,618	6,904
Collateralized mortgage obligations	**5,333**	7,472	9,497
Mortgage backed securities	**113,380**	144,893	123,139
Other	**14,749**	8,999	1,615
Total investment securities	**$ 553,476**	$ 477,964	$ 381,231

The following table shows the maturities of available for sale debt and equity securities at amortized cost and market value as of December 31, 2012 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 35% federal income tax rate. We attempt to maintain diversity in our portfolio, maintain durations that are consistent with our asset/liability management and hold a significant allocation of securities in states and political subdivisions that provide tax benefits.

Table 13 – Maturities of available for sale securities

(In thousands)	Book Value	Estimated Fair Value	Weighted Average Maturity	Weighted Average TE Yield
U.S. Treasuries				
Within one year	$ 20,000	$ 20,000	0.02 years	-0.03%
U.S. Government agencies				
Within one year	$ 3,246	$ 3,277	0.61 years	1.89%
After one year to five years	213,846	215,516	2.87 years	0.81%
After five years to ten years	30,573	30,703	6.29 years	1.23%
Total	247,665	249,496	3.26 years	0.88%
State and municipals				
Within one year	$ 8,907	$ 9,047	0.47 years	5.78%
After one year to five years	16,908	17,869	2.32 years	5.10%
After five years to ten years	43,185	47,504	8.05 years	5.32%
After ten years	67,695	74,246	13.55 years	5.83%
Total	136,695	148,666	9.57 years	5.58%
Corporate bonds				
Within one year	$ 501	$ 521	0.64 years	7.05%
After one year to five years	1,324	1,331	2.61 years	1.14%
Total	1,825	1,852	2.07 years	2.76%
Collateralized mortgage obligations				
After ten years	$ 5,119	$ 5,333	25.59 years	3.11%
Total	5,119	5,333	25.59 years	3.11%
Mortgage backed securities				
Within one year	$ 114	$ 119	0.46 years	4.29%
After one year to five years	5,519	5,636	4.46 years	1.55%
After five years to ten years	38,630	39,888	7.86 years	2.52%
After ten years	64,097	67,737	19.57 years	3.54%
Total	108,360	113,380	14.61 years	3.08%
Certificates of deposit				
Within one year	$ 4,000	$ 4,000	0.63 years	1.05%
After one year to five years	9,749	9,749	3.21 years	1.02%
Total	13,749	13,749	2.46 years	1.03%
Total Fixed Income Securities				
Within one year	$ 36,768	$ 36,964	0.25 years	1.78%
After one year to five years	247,346	250,101	2.88 years	1.13%
After five years to ten years	112,388	118,095	7.51 years	3.25%
After ten years	136,911	147,316	16.82 years	4.66%
Total	$533,413	$ 552,476	7.25 years	2.53%
Nonmaturity securities	1,000	1,000		1.75%
Total Securities	$534,413	$ 553,476		2.53%

There is no issuer of securities in which the aggregate book value of that issuer, other than securities of the U.S. Treasury and U.S. Government agencies, exceeds 10% of stockholders equity.

LOAN PORTFOLIO

At December 31, 2012, loans, net of unearned income and the allowance for loan losses, totaled $2.05 billion, an increase of $50.9 million or 2.5% from $2.00 billion in 2011. The Commercial real estate portfolio amounted to $921.0 million at December 31, 2012, which is our largest loan type and represents 44.3% the total portfolio. At December 31, 2012, off balance sheet unused loan commitments and standby letters of credit amounted to $547.6 million, compared to $530.3 million at December 31, 2011. These commitments may be secured or unsecured. On December 31, 2012, we had no concentration of loans to any one industry in excess of 10% of our loan portfolio.

The following table summarizes the loan receivable portfolio by loan type.

Table 14 - Loan portfolio by loan type

	December 31,				
(In thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Construction and land development	**$ 194,380**	$ 214,667	$ 237,637	$ 272,585	$ 358,258
Commercial real estate	**921,023**	844,860	879,149	864,401	839,654
Consumer real estate	**728,896**	756,236	768,353	785,602	763,563
Commercial and industrial (except those secured by real estate)	**203,840**	189,887	183,693	209,898	233,090
Consumer and other	**31,929**	25,481	30,064	53,052	68,726
Total loans before deduction of unearned income	**2,080,068**	2,031,131	2,098,896	2,185,538	2,263,291
Plus: deferred (fees) costs	**(475)**	299	588	969	1,295
Total loans before allowance for loan losses	**2,079,593**	2,031,430	2,099,484	2,186,507	2,264,586
Less: allowance for loan losses	**(29,824)**	(32,588)	(37,649)	(40,172)	(30,464)
Net loans receivable	**$2,049,769**	$1,998,842	$2,061,835	$2,146,335	$2,234,122

The following tables set forth the contractual maturity of the loan portfolio as of December 31, 2012.

Table 15 - Loan portfolio contractual maturity

(In thousands)	**One year or less**	**After one but less than five years**	**After five years**	**Total**
Construction and land development	$ 127,493	$ 47,420	$ 19,467	$ 194,380
Commercial real estate	160,187	387,985	372,851	921,023
Consumer real estate	59,414	123,838	545,644	728,896
Commercial and industrial (except those secured by real estate)	28,039	141,643	34,158	203,840
Consumer and other	7,458	14,961	9,510	31,929
Total loans [1]	$ 382,591	$ 715,847	$ 981,630	$2,080,068

[1] Excluding loans held for sale and before deduction of unearned income and ALLL.

Table 16 – Loan portfolio contractual maturities over one year

(In thousands)	**After one but less than five years**	**After five years**	**Total**
For maturities over one year:			
Fixed rates	$ 388,757	$ 189,483	$ 578,240
Variable rates	327,090	792,147	1,119,237
Total	$ 715,847	$ 981,630	$ 1,697,477

DEPOSITS

Average deposits at December 31, 2012 amounted to $2.41 billion, an increase of $22 million or less than 1% from $2.39 billion in 2011. The deposit mix has shifted somewhat as a result of disciplined time deposit pricing, seen in the movement from time deposits to interest checking and savings. The overall cost of deposit funds decreased to 0.74% in 2012, compared to 1.02% in 2011, and 1.39% in 2010, reflecting the lower rate environment and despite increased competition for deposits in all years.

Table 17 – Average outstanding deposits and rates paid

	2012		2011		2010	
(In thousands)	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Noninterest bearing demand deposits	**$ 337,264**	**—**	$ 311,792	—	$ 304,178	—
Interest-bearing deposits:						
Interest checking	**599,289**	**0.22%**	569,201	0.35%	560,591	0.60%
Money market	**426,562**	**0.47%**	430,572	0.87%	400,210	1.14%
Savings	**309,757**	**0.30%**	278,605	0.59%	227,197	0.81%
Time deposits:						
Less than $100,000	**489,029**	**1.42%**	535,813	1.64%	604,831	2.05%
$100,000 and more	**251,758**	**1.67%**	265,778	1.86%	290,421	2.33%
Total interest-bearing deposits	**$2,076,395**	**0.74%**	$2,079,969	1.02%	$2,083,250	1.39%
Total average deposits	**$2,413,659**		$2,391,761		$2,387,428	

Table 18 – Maturities of time deposits of $100,000 and over

(In thousands)	
At December 31, 2012	
Within three months	$ 34,296
Three to six months	25,234
Six to twelve months	38,707
Over twelve months	143,254
	$241,491

BORROWINGS

Due to excess liquidity levels experience throughout 2012, we utilized a portion to repay maturing FHLB borrowings. FHLB borrowings were curtailed by $5.0 million or 8.3% during the year with no additional advances offsetting these repayments.

The average balance outstanding of short-term borrowings did not exceed 30% of stockholders' equity during the years ended December 31, 2012 or 2011.

CAPITAL ADEQUACY

The management of capital in a regulated financial services industry must properly balance return on equity to stockholders while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Additionally, capital management must also consider acquisition opportunities that may exist, and the resulting accounting treatment. Our capital management strategies have been developed to provide attractive rates of returns to stockholders, while maintaining our "well-capitalized" position at the banking subsidiary.

The primary source of additional capital is earnings retention, which represents net income less dividends declared. During 2012, we paid $6.0 million in dividends and retained $16.2 million, or 72.9% of net income. Future dividends will be dependent upon our ability to generate earnings in future periods. Stockholders' equity increased by $17.5 million, reflecting $22.2 million of income, $573 thousand in other comprehensive income, $6.0 million in accrued and paid dividends, and increases to additional paid in capital of $737 thousand associated with the exercise of stock options and stock based compensation.

On December 19, 2012, we announced that our Board of Directors approved a share repurchase program authorizing 1,500,000 shares for repurchase at management's discretion. The repurchase program does not include price targets or time limits, may be executed through open market purchases or privately negotiated transactions and may be suspended at any time. No repurchases were conducted in 2012.

We are subject to various regulatory capital requirements administered by the federal banking agencies at both the consolidated and subsidiary levels. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators which, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action under FDICIA, the consolidated company and our banking subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and reclassifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the consolidated company and our banking subsidiary to maintain minimum amounts and ratios of total and Tier 1 capital to average assets. As of December 31, 2012, and 2011, both the consolidated company and our subsidiary bank met all minimum capital adequacy requirements to which we are subject and are categorized as "well capitalized," based on the most recent notification from the Federal Reserve Bank of Richmond. These capital amounts and ratios are incorporated by reference to Note 20 of the Notes to Consolidated Financial Statements herein. There are no conditions or events since the notification that management believes have changed the subsidiary bank's category.

LIQUIDITY

Liquidity is identified as the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate withdrawals, payments of debt, and increased loan demand. These events may occur daily or at other short-term intervals in the normal operation of the business. Experience helps management predict time cycles in the amount of cash required. In assessing liquidity, management gives consideration to relevant factors including stability of deposits, quality of assets, economic conditions in the market served, concentrations of business and industry, competition, and our overall financial condition. Our bank subsidiary has available a $186.0 million line of credit with the Federal Home Loan Bank of Atlanta, uncollateralized, unused lines of credit totaling $70 million with nonaffiliated banks and access to the Federal Reserve discount window to support liquidity as conditions dictate.

The liquidity of the consolidated company also represents an important aspect of liquidity management. The parent company's cash outflows consist of overhead associated with corporate expenses, executive management and shareholder related expenses. It also includes outflows associated with dividends to shareholders. The main sources of funding for the parent company are the management fees and dividends we receive from our banking subsidiary and availability on the equity market as deemed necessary. During 2012, the banking subsidiary paid $1.7 million in management fees and transferred $5.0 million in dividends to us. As of January 1, 2013, the aggregate amount of additional unrestricted funds that could be transferred from the bank subsidiary without prior regulatory approval totaled $10.6 million, or 2.4% of consolidated net assets. Loans and advances are limited to 10% of the banks' common stock and capital surplus. As of December 31, 2012, funds available for loans or advances by the bank to us, which is limited by the amount of collateral we have available to pledge, were approximately $2.4 million. The parent company generated approximately $4.8 million in cash flow from operating activities in 2012 and paid dividends to stockholders of $6.0 million. As of December 31, 2012, we had $7.3 million in cash and cash equivalents at the parent company level.

CONTRACTUAL OBLIGATIONS

The impact of our contractual obligations as of December 31, 2012 on liquidity and cash flow in future periods is as follows.

Table 19 – Contractual obligations

		Payments Due by Period			
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Certificates of Deposit	$ 699,056	$ 314,531	$ 227,006	$ 157,519	$ —
Subordinated Debt[1]	32,991	—	—	—	32,991
FHLB Borrowings	55,000	—	10,000	35,000	10,000
Operating Leases	9,681	2,115	3,295	2,001	2,270
Total	$ 796,728	$ 316,646	$ 240,301	$ 194,520	$ 45,261

[1] The Subordinated debt securities represent two issues maturing on June 26, 2033 and July 17, 2034, respectively. Both issues are currently callable.

Table 20 – Commitment Expiration by Period

		Commitment Expiration by Period			
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Commitments to extend credit	$ 524,836	$ 208,353	$ 115,712	$ 62,400	$ 138,371
Standby letters of credit	22,784	16,730	5,574	480	—
	$ 547,620	$ 225,083	$ 121,286	$ 62,880	$ 138,371

In the judgment of management, we maintain the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs which may arise, within realistic limitations.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we had not participated in any material unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. We do have significant commitments to fund loans in the ordinary course of business.

At December 31, 2012 and 2011, the following financial instruments were outstanding whose contract amounts represent credit risk.

Table 21 – Outstanding contracts with credit risk

(In thousands)	2012	2011
Commitments to extend credit	**$ 524,836**	$ 487,581
Standby letters of credit	**22,784**	42,702

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if we deem it necessary, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which we are committed.

Standby letters of credit are conditional commitments we issue to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold collateral supporting those commitments, if deemed necessary.

We originate loans for sale to secondary market investors subject to contractually specified and limited recourse provisions through our banking subsidiary. In 2012, we originated $294 million and sold $308 million to investors, compared to $406 million originated and $424 million sold in 2011. At December 31, 2012, we had locked-rate commitments to originate mortgage loans amounting to approximately $7.5 million and loans held for sale of $37.8 million. We have entered into commitments, on a best-effort basis to sell loans of approximately $45.3 million. Risks arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any counterparty to fail to meet its obligations.

CRITICAL ACCOUNTING ESTIMATES

General

Our financial statements are prepared in accordance with USGAAP as well as general practices within the banking industry. In connection with the application of those principles, management has made judgments and estimates which, in the case of the determination of the allowance for loan losses, mortgage indemnifications and repurchases, deferred tax assets, foreclosed assets and the assessment of impairment of the intangibles have been critical to the determination of our financial position and results of operations.

Management considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the financial statements.

Allowance for Loan Losses

We consider the ALLL of $29.8 million appropriate to cover losses incurred in the loan portfolio as of December 31, 2012. However, no assurance can be given that we will not, in any particular period, sustain loan losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan portfolio, in light of factors then prevailing, including economic conditions, our ongoing credit review process or regulatory requirements, will not require significant changes in the allowance for loan losses. Among other factors, a continued economic slowdown and/or a decline in commercial or residential real estate values in our markets may have an adverse impact on the current adequacy of the allowance for loan losses by increasing credit risk and the risk of potential loss.

The total ALLL is generally available to absorb losses from any segment of the portfolio. The allocation of the ALLL disclosed in the asset quality table is subject to change based on the changes in criteria used to evaluate the allowance and is not necessarily indicative of the trend of future losses in any particular portfolio.

The discussion and analysis included in this section contains detailed information regarding our ALLL, net charge-offs, non-performing assets, past due loans and potential problem loans. Included in this data are numerous portfolio ratios that must be carefully reviewed in relation to the nature of the underlying loan portfolios before appropriate conclusions can be reached regarding the company or for purposes of making comparisons to other banks. Most of our non-performing assets and past due loans are secured by real estate. Given the nature of these assets and the related mortgage foreclosure, property sale and, if applicable, mortgage insurance claims processes; it can take 12 months or longer for a loan to migrate from initial delinquency to final disposition. This resolution process generally takes much longer for loans secured by real estate than for unsecured loans or loans secured by other property primarily due to state real estate foreclosure laws.

We categorize all business and commercial purpose loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are risk graded at inception through the credit approval process. The definitions used were refined in early 2010 and are reviewed for applicability annually.

The risk grades are reviewed and formally affirmed quarterly by loan officers. In addition, a certain percentage of business purpose credit exposure is reviewed each year through our internal loan review process. The risk rating process is inherently subjective and based upon management's evaluation of the specific facts and circumstances for individual borrowers. As such, the assigned risk ratings are subject to change based upon changes in borrower status and changes in the external environment affecting the borrower. We use the following definitions for risk ratings:

- Risk Grade 1 - Prime Risk. Loss potential is rated as none or extremely low. Loans fully secured by deposit accounts at the Company's subsidiary bank will also be rated as Risk Grade 1.
- Risk Grade 2 - Excellent Risk. Loss potential is demonstrably low. Loans have liquid financial statements or are secured by marketable securities or other liquid collateral.
- Risk Grade 3 - Good Risk. Loss potential is low. Asset quality and liquidity are considered good. Overall leverage and liquidity measures are better than the industry in which the borrower operates and they are stable.
- Risk Grade 4 - Average Risk. Loss potential is low, but evidence of risk exists. Margins and cash flow generally equal or exceed industry norm and policy guidelines, but some inconsistency may be evident. Asset quality is average with liquidity comparable to industry norms. Leverage may be slightly higher than the industry, but is stable.
- Risk Grade 5 - Marginal Risk. Loss potential is variable, but there is potential for deterioration. Asset quality is marginally acceptable. Leverage may fluctuate and is above normal for the industry. Cash flow is marginally adequate.
- Risk Grade 6 - Special Mention. Loss potential moderate if corrective action not taken. Evidence of declining revenues or margins, inadequate cash flow, and possibly high leverage or tightening liquidity.
- Risk Grade 7 - Substandard. Distinct possibility of loss to the bank, but no discernible impairment. Repayment ability of borrower is weak and the loan may have exhibited excessive overdue status, extension, or renewals.
- Risk Grade 8 - Doubtful. Loss potential is extremely high. Ability of the borrower to service the debt is weak, constant overdue status, loan has been placed on non-accrual status and no definitive repayment schedule exists.
- Risk Grade 9 - Loss. Loans are considered fully uncollectible and charged off.

We utilize the nine point grading system in order to evaluate the level of inherent risk in the loan portfolio as part of our ALLL methodology. Loans collectively evaluated for impairment are grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on risk grade, historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations (as applicable). Loans graded 5 or worse are assigned an additional reserve factor stated in basis points in order to account for the added inherent risk. Additional basis points are applied as a reserve factor to the loan balances as the corresponding loan grades indicate additional risk and increase from grade 5 to grade 8.

Accrued Losses Associated With Indemnification Agreements

In certain loan sales, we provide recourse through standard representations and warranties to the buyer whereby we are required to repurchase loans at par value plus accrued interest on the occurrence of certain credit-related events within a certain time period. The maximum exposure to loss represents the outstanding principal balance of the loans sold that are subject to recourse provisions, but the likelihood of the repurchase of the entire balance is remote and amounts paid can be recovered in whole or in part from the sale of collateral. At December 31, 2012, $252 thousand of losses associated with mortgage repurchases and indemnifications was accrued. Additionally, losses of $593 thousand, $232 thousand and $2.3 million were recognized during the years ended December 31, 2012, 2011 and 2010, respectively.

We enter into other types of indemnification agreements in the ordinary course of business under which we agree to indemnify third parties against any damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with us. These relationships or transactions include those arising from service as a director or officer of the company, acquisition agreements and various other business transactions or arrangements. Because the extent of our obligations under these agreements depends entirely upon the occurrence of future events, our potential future liability under these agreements is not determinable.

Deferred Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance may be established. Management considers the determination of this valuation allowance to be a critical accounting policy due to the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry backs decline, or if management projects lower levels of future taxable income. If such a valuation allowance is deemed necessary in the future, it would be established through a charge to income tax expense that would adversely affect operating results.

Foreclosed Assets

Foreclosed assets represent properties acquired through foreclosure or physical possession. Write-downs to fair value of foreclosed assets at the time of transfer are charged to allowance for loan losses. Subsequent to foreclosure, we periodically evaluate the value of foreclosed assets held for sale and record an impairment charge for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations. Fair value is based on an assessment of information available at the end of a reporting period and depends upon a number of factors, including historical experience, economic conditions, and issues specific to individual properties. The evaluation of these factors involves subjective estimates and judgments that may change.

Goodwill and Intangible Assets

We have an aggregate goodwill balance of $113.7 million associated with previous merger transactions. Goodwill is associated with the commercial banking segment, as wealth management and mortgage banking were deemed immaterial at the time of assignation. For purposes of testing goodwill for impairment in 2012, we used multiple variations of market based approaches to value our reporting units. The market approach applies a market multiple, based on observed purchase transactions and/or price/earnings of our peer group for the reporting unit, to the last twelve months of net income or earnings before income taxes, depreciation and amortization or price/tangible book value. We tested for impairment of the goodwill and intangible assets as of the annual assessment date, which is October 1.

Testing goodwill for impairment is a two-step process. The first step of the goodwill impairment test, which we employed in our analysis, involves estimating the fair value of the equity of the reporting unit. For purposes of this assignment, fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This type of value reflects the premise of value-in-use. Value-in-use is derived from the on-going operations of the business.

The fair value is then compared to the reporting unit's carrying value of equity. In the event a reporting unit's carrying value exceeds its estimated fair value, evidence of potential impairment exists. In such a case, the second step of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of its goodwill. An impairment loss is measured as the amount, if any, by which the carrying value of the reporting unit's goodwill exceeds the estimated fair value of that goodwill.

In 2012, based on the results of the first step of the impairment test, we determined that the carrying amount of goodwill did not exceed its estimated fair value at the valuation date of October 1. Because the carrying amount did not exceed the fair value, management did not perform the second step of the goodwill impairment test. Management considered the factors noted above that could lead to impairment between October 1, 2012 and December 31, 2012 and evaluated our overall business and the trading level of our stock in relation to both its book value and tangible book value. Based on these inputs, management concluded that no indications of impairment were present. Should management determine in a future period that the goodwill recorded in connection with acquisitions has been impaired, then a charge to earnings will be recorded in the period such determination is made.

Long-lived assets, including purchased intangible assets subject to amortization, such as the core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Management concluded that no circumstances indicating an impairment of these assets existed as of the balance sheet date.

NON-GAAP FINANCIAL MEASURES

This report refers to the efficiency ratio, which is computed by dividing noninterest expense less amortization of intangibles and goodwill impairments as a percent of the sum of net interest income on a tax equivalent basis and noninterest income excluding gains and impairments on securities, gain on sale of financial center and losses on foreclosed assets. The efficiency ratio is not a recognized reporting measure under USGAAP. Management believes this measure provides investors with important information regarding our operational efficiency. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for USGAAP. In referring to our net income, we are referring to income under USGAAP. Comparison of the efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

The following table presents a reconciliation to provide a more detailed analysis of this non-USGAAP performance measure.

Table 22 – Efficiency ratio recalculation

	For the year ended December 31,				
(In thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Noninterest expense	**$ 95,128**	$ 94,283	$ 92,959	$ 93,661	$ 88,860
Less:					
Amortization of intangible assets	**1,549**	1,651	1,651	1,730	1,568
Adjusted noninterest expense	**93,579**	92,632	91,308	91,931	87,292
Net interest income (tax equivalent)	**99,530**	99,517	96,492	91,731	100,752
Noninterest income	**34,343**	31,051	33,269	26,140	24,291
Less:					
Gains on sale of securities available for sale	**528**	509	1,268	45	186
Losses on sale / impairment of foreclosed assets	**(1,491)**	(1,564)	(1,147)	(1,810)	(2,497)
Impairments of equity securities available for sale	**—**	—	(110)	(2,525)	(274)
Gain on sale of financial center	**—**	—	748	—	—
Net revenues	**134,836**	131,623	129,002	122,161	127,628
Efficiency ratio	**69.4%**	70.4%	70.8%	75.3%	68.4%

FORWARD-LOOKING INFORMATION

This annual report on Form 10-K and other reports we issue, including reports filed with the SEC, may contain "forward-looking" statements that deal with future results, plans or performance. In addition, management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts. Our future results may differ materially from historical performance and forward-looking statements about expected financial results or other plans and are subject to a number of risks and uncertainties. These include, but are not limited to, continued or deepening deterioration in general economic and banking industry conditions; continued increases in unemployment in our primary banking markets; limitations on our ability to pay dividends at current levels or to increase dividends in the future because of financial performance deterioration or regulatory restrictions; increased deposit insurance premiums or other costs related to deteriorating conditions in the banking industry and the economic impact on banks of the EESA or other related legislative and regulatory developments; the imposition of requirements with an adverse financial impact relating to our lending, loan collection and other business activities as a result of the EESA, or other legislative or regulatory developments such as mortgage foreclosure moratorium laws; possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins, deposit outflows, an inability to increase the number of deposit accounts and the possibility that deposit account losses (fraudulent checks, etc.) may increase; impact of legislative, regulatory or other changes affecting customer account charges and fee income; legislative changes to bankruptcy laws which would result in the loss of all or part of our security interest due to collateral value declines (so-called "cramdown" provisions); reduced demand for financial services and loan and lease products; adverse developments affecting our banking relationships; changes in accounting standards or interpretations of existing standards; monetary, fiscal or tax policies of the federal or state governments, including adoption of state legislation that would increase state taxes; adverse findings in tax audits or regulatory examinations and resulting enforcement actions; changes in credit and other risks posed by our loan, lease, investment, and securities available for sale portfolios, including continuing declines in commercial or residential real estate values or changes in allowance for loan and lease losses methodology dictated by new market conditions or regulatory requirements; lack of or inadequate insurance coverage for claims against us; technological, computer related or operational difficulties or loss or theft of information; adverse changes in securities markets directly or indirectly affecting our ability to sell assets or to fund its operations; results of litigation; heightened regulatory practices, requirements or expectations, including but not limited to requirements related to the Bank Secrecy Act and anti-money laundering compliance activity; or other significant uncertainties.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information required herein is incorporated by reference to the information included under the sub captions "Interest Sensitivity," "Earnings at Risk," and "Economic Value of Equity" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section in this Form 10-K.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of StellarOne Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and other financial information included in this Annual Report on Form 10-K. The consolidated financial statements and notes included in this Annual Report on Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of the company, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States of America. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management conducted an assessment of the effectiveness of the company's internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that its system of internal control over financial reporting was effective as of December 31, 2012.

Grant Thornton LLP, independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, which appears hereafter in Item 9A of this Annual Report on Form 10-K.

/s/ O. R. Barham, Jr.
O.R. Barham, Jr.
President and Chief Executive Officer

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
201 S. College Street
Suite 2500
Charlotte, NC 28244

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Board of Directors and Shareholders
StellarOne Corporation and Subsidiary:

We have audited the accompanying consolidated balance sheets of **StellarOne Corporation** (a Virginia corporation) and subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StellarOne Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
March 15, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Consolidated Balance Sheets
As of December 31
(Dollars in Thousands)

	2012	2011
Assets		
Cash and due from banks	$ 55,546	$ 40,931
Federal funds sold	1,552	21,117
Interest-bearing deposits in banks	32,851	37,922
Cash and cash equivalents	89,949	99,970
Investment securities, at fair value	553,476	477,964
Mortgage loans held for sale	37,778	42,027
Loans receivable, net of allowance for loan losses, 2012, $29,824; 2011, $32,588	2,049,769	1,998,842
Premises and equipment, net	72,060	74,602
Accrued interest receivable	8,265	8,908
Core deposit intangibles, net	3,462	5,011
Goodwill	113,652	113,652
Bank owned life insurance	44,182	42,413
Foreclosed assets	5,760	8,575
Other assets	44,851	45,964
Total assets	$ 3,023,204	$ 2,917,928
Liabilities		
Deposits:		
Noninterest-bearing	$ 362,713	$ 310,756
Interest-bearing	2,121,611	2,084,844
Total deposits	2,484,324	2,395,600
Federal Home Loan Bank advances	55,000	60,000
Subordinated debt	32,991	32,991
Accrued interest payable	1,682	2,122
Deferred income tax liability	3,810	2,654
Other liabilities	13,755	10,388
Total liabilities	2,591,562	2,503,755
Stockholders' Equity		
Preferred stock; no par value; 5,000,000 share authorized; no shares issued and outstanding	—	—
Common stock; $1 par value; 35,000,000 shares authorized; 2012: 22,889,091 shares issued and outstanding; 2011: 22,819,000 shares issued and outstanding	22,889	22,819
Additional paid-in capital	271,747	271,080
Retained earnings	127,099	110,940
Accumulated other comprehensive income	9,907	9,334
Total stockholders' equity	431,642	414,173
Total liabilities and stockholders' equity	$ 3,023,204	$ 2,917,928

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
For the Years Ended December 31
(Dollars in Thousands, except per share data)

	2012	2011	2010
Interest and Dividend Income			
Loans, including fees	**$ 103,192**	$ 107,999	$ 114,828
Federal funds sold and deposits in other banks	**110**	282	251
Investment securities:			
Taxable	**6,623**	7,049	8,475
Tax-exempt	**5,131**	5,531	4,368
Total interest income	**115,056**	120,861	127,922
Interest Expense			
Deposits	**15,407**	21,117	28,943
Federal funds purchased and securities sold under agreements to repurchase	**26**	32	29
Federal Home Loan Bank advances	**1,674**	2,158	3,866
Subordinated debt	**1,372**	1,133	1,074
Total interest expense	**18,479**	24,440	33,912
Net interest income	**96,577**	96,421	94,010
Provision for loan losses	**5,550**	12,700	22,850
Net interest income after provision for loan losses	**91,027**	83,721	71,160
Noninterest Income			
Retail banking fees	**15,424**	15,291	16,237
Fiduciary and brokerage fee income	**5,202**	4,946	4,756
Mortgage banking-related fees	**8,909**	8,186	9,388
Losses on mortgage indemnifications and repurchases	**(593)**	(232)	(2,265)
Gain on sale of financial center	**—**	—	748
Gains on sale of premises and equipment	**68**	84	199
Gains on securities available for sale	**528**	509	1,268
Losses on sale / impairments of foreclosed assets	**(1,491)**	(1,564)	(1,147)
Income from bank owned life insurance	**1,768**	1,298	1,296
Insurance income	**1,217**	777	603
Other operating income	**3,311**	1,756	2,186
Total noninterest income	**$ 34,343**	$ 31,051	$ 33,269

The accompanying notes are an integral part of these consolidated financial statements.

	2012	2011	2010
Non-interest Expense			
Compensation and employee benefits	**$ 51,375**	$ 50,200	$ 45,898
Net occupancy	**8,593**	8,259	8,389
Equipment	**8,220**	8,402	8,401
Amortization-intangible assets	**1,549**	1,651	1,651
Marketing	**1,376**	953	1,146
State franchise taxes	**2,255**	2,384	2,216
FDIC insurance	**2,235**	2,679	5,518
Data processing	**2,929**	2,721	2,398
Professional fees	**2,886**	2,889	2,600
Telecommunications	**1,660**	1,647	1,686
Other operating expenses	**12,050**	12,498	13,056
Total noninterest expense	**95,128**	94,283	92,959
Income before income taxes	**30,242**	20,489	11,470
Income tax expense	**8,079**	4,604	1,705
Net income	**$ 22,163**	$ 15,885	$ 9,765
Dividends and accretion on preferred stock	**—**	(2,455)	(1,865)
Net income available to common shareholders	**$ 22,163**	$ 13,430	$ 7,900
Basic net income per common share available to common shareholders	**$ 0.96**	$ 0.59	$ 0.35
Diluted net income per common share available to common shareholders	**$ 0.96**	$ 0.59	$ 0.35

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31
(Dollars in Thousands)

	2012		2011		2010	
Net income		**$ 22,163**		$ 15,885		$ 9,765
Other comprehensive income, net of tax:						
Unrealized holding gains arising during the period (net of tax 2012: $620, 2011: $3,659, 2010: $429)	**$ 1,153**		$ 6,796		$ 797	
Reclassification adjustment (net of tax 2012: $185, 2011: $178, 2010: $405)	**(343)**		(331)		(753)	
Change in pension and post retirement liability (net of tax 2012: $104, 2011: $127, 2010: $125)	**193**		(236)		(231)	
Change in cash flow hedge market value (net of tax 2012: $232, 2011: $316, 2010: $34)	**(430)**		(586)		64	
Other comprehensive income (loss)		**573**		5,643		(123)
Total comprehensive income		**$ 22,736**		$ 21,528		$ 9,642

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31
(Dollars in Thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Total
Balance, December 31, 2009	$ 28,398	$ 22,661	$ 268,965	$ 96,947	$ 3,814	$420,785
Net income	—	—	—	9,765	—	9,765
Other comprehensive loss	—	—	—	—	(123)	(123)
Cash dividends paid or accrued:						
Common ($.16 per share)	—	—	—	(3,659)	—	(3,659)
Preferred cumulative 5%	—	—	—	(1,500)	—	(1,500)
Accretion on preferred stock discount	365	—	—	(365)	—	—
Stock-based compensation expense (26,615 shares)	—	27	631	—	—	658
Exercise of stock options (60,322 shares)	—	60	451	—	—	511
Balance, December 31, 2010	$ 28,763	$ 22,748	$ 270,047	$ 101,188	$ 3,691	$426,437
Net income	$ —	$ —	$ —	$ 15,885	$ —	$ 15,885
Other comprehensive income	—	—	—	—	5,643	5,643
Cash dividends paid or accrued:						
Common ($.16 per share)	—	—	—	(3,678)	—	(3,678)
Preferred cumulative 5%	—	—	—	(1,218)	—	(1,218)
Accretion on preferred stock discount	324	—	—	(324)	—	—
Repurchase of preferred stock issued to the U.S. Treasury and associated accelerated accretion	(29,087)	—	—	(913)	—	(30,000)
Stock-based compensation expense (39,018 shares)	—	39	755	—	—	794
Exercise of stock options (31,920 shares)	—	32	278	—	—	310
Balance, December 31, 2011	$ —	$ 22,819	$ 271,080	$ 110,940	$ 9,334	$414,173
Net income	**$ —**	**$ —**	**$ —**	**$ 22,163**	**$ —**	**$ 22,163**
Other comprehensive income	**—**	**—**	**—**	**—**	**573**	**573**
Common dividends paid ($.26 per share)	**—**	**—**	**—**	**(6,004)**	**—**	**(6,004)**
Stock-based compensation expense (66,899 shares)	**—**	**67**	**879**	**—**	**—**	**946**
Exercise of stock options (3,192 shares)	**—**	**3**	**(212)**	**—**	**—**	**(209)**
Balance, December 31, 2012	**$ —**	**$ 22,889**	**$ 271,747**	**$ 127,099**	**$ 9,907**	**$431,642**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31
(In Thousands)

	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ **22,163**	$ 15,885	$ 9,765
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**6,263**	6,492	6,801
Amortization of intangible assets	**1,549**	1,651	1,651
Provision for loan losses	**5,550**	12,700	22,850
Deferred tax expense	**1,156**	2,215	271
Employee benefit plan expense	**223**	191	178
Stock-based compensation expense	**946**	794	658
Losses / impairments of foreclosed assets	**1,491**	1,149	1,147
Losses on mortgage indemnifications and repurchases	**593**	232	2,265
Gains on sale of premises and equipment	**(68)**	(84)	(199)
Gain on sale of financial center	**—**	—	(748)
Gains on sale of securities available for sale	**(528)**	(509)	(1,268)
Mortgage banking-related fees	**(8,909)**	(8,186)	(9,388)
Proceeds from sale of mortgage loans	**307,640**	424,368	526,618
Origination of mortgage loans for sale	**(294,482)**	(406,487)	(524,787)
Amortization of securities premiums and accretion of discounts, net	**1,914**	1,593	1,672
Income on bank owned life insurance	**(1,769)**	(1,298)	(1,296)
Changes in assets and liabilities:			
Decrease in accrued interest receivable	**643**	409	142
Decrease in other assets	**2,645**	7,995	6,311
Decrease in accrued interest payable	**(440)**	(156)	(1,348)
Increase (decrease) in other liabilities	**1,505**	1,364	(4,210)
Net cash provided by operating activities	$ **48,085**	$ 60,318	$ 37,085
Cash Flows from Investing Activities			
Proceeds from maturities, calls and principal payments of securities available for sale	$ **134,405**	$ 129,617	$ 127,279
Proceeds from sales of securities available for sale	**55,362**	13,836	29,469
Purchase of securities available for sale	**(265,421)**	(231,318)	(159,561)
Proceeds from maturities and principal payments of securities held to maturity	**—**	—	425
Net (increase) decrease in loans	**(60,653)**	43,226	47,732
Purchase of bank owned life insurance	**—**	(10,000)	—
Proceeds from sale of premises and equipment	**1,469**	145	1,014
Purchase of premises and equipment	**(6,685)**	(3,680)	(3,333)
Proceeds from sale of foreclosed assets	**5,906**	8,030	6,516
Net cash (used) provided by investing activities	$ **(135,617)**	$ (50,144)	$ 49,541
Cash Flows from Financing Activities			
Net increase in demand, money market and savings deposits	$ **171,427**	$ 35,578	$ 116,613
Net decrease in certificates of deposit	**(82,703)**	(26,082)	(166,631)
Principal payments on Federal Home Loan Bank advances	**(5,000)**	(25,000)	(45,000)
Exercise of stock options	**(209)**	310	511
Repurchase of preferred stock issued to the U.S. Treasury	**—**	(30,000)	—
Cash dividends paid	**(6,004)**	(4,896)	(5,159)
Net cash provided (used) by financing activities	$ **77,511**	$ (50,090)	$ (99,666)
Decrease in cash and cash equivalents	$ **(10,021)**	$ (39,916)	$ (13,040)
Cash and Cash Equivalents			
Beginning	**99,970**	139,886	152,926
Ending	$ **89,949**	$ 99,970	$ 139,886
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ **18,919**	$ 28,839	$ 39,816
Income taxes	$ **6,569**	$ 2,310	$ 2,300
Supplemental Schedule of Noncash Activities			
Foreclosed assets acquired in settlement of loans	$ **4,565**	$ 7,067	$ 14,052

The accompanying notes are an integral part of these consolidated financial statements.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Note 1. Significant Accounting Policies

Nature of Operations and Consolidation

StellarOne Corporation is a Virginia bank holding company headquartered in Charlottesville, Virginia. Our sole banking subsidiary is StellarOne Bank headquartered in Christiansburg, Virginia. Additional subsidiaries include VFGLLT and FNBST, both of which are associated with our subordinated debt issuances and are not subject to consolidation. In addition, we hold a 24.6% membership interest in Virginia Title Center, LLC. We account for this investment under the equity method, due to the fact that we exercise significant influence over the company. The consolidated statements include the accounts of the company and our wholly-owned subsidiary. All significant intercompany accounts have been eliminated.

Through our subsidiary bank, we provide a full array of banking services through fifty-four full-service financial centers throughout Virginia. Among such services are those traditionally offered by banks including commercial and consumer demand and time deposit accounts, mortgage, comprehensive wealth management, financial and estate-planning services, and commercial and consumer loans. We also provide a network of automated transaction locations, phone banking and a transactional internet banking product.

Risks and Uncertainties

In our normal course of business, we encounter two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk to the degree that our interest-bearing liabilities mature or re-price more rapidly or on a different basis than our interest-earning assets. Credit risk is the risk of default on our loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, securities and the valuation of real estate we hold.

The determination of the ALLL and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2012, the ALLL is adequate and the valuation of real estate associated with specific reserves is appropriate based on information currently available. A worsening or protracted economic decline or substantial increase in interest rates would increase the likelihood of losses due to credit and market risks and could create the need for substantial increases in the ALLL.

We are subject to the regulations of various regulatory agencies, which can change significantly from year to year. In addition, we undergo periodic examinations by regulatory agencies, which may subject us to further changes based on the regulators' judgments about information available to them at the time of their examinations.

Basis of Presentation

Our accounting and reporting policies conform to USGAAP and to accepted practices within the banking industry. The following is a description of the more significant of those policies and practices.

Certain items in prior financial statements have been reclassified to conform to the current presentation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest bearing deposits in other banks. Generally, federal funds are purchased and sold for one day periods.

(Dollars in Thousands, except share data)

Concentrations and Restrictions in Cash and Cash Equivalents

We maintain deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions. We were required to have $10 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory daily average reserve and clearing requirements as of December 31, 2011. We reduced our clearing balance requirement to zero in March 2012, which remained at December 31, 2012. These deposits with the Federal Reserve Bank did not earn interest.

Use of Estimates

In preparing consolidated financial statements in conformity with USGAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, accrued mortgage indemnification losses, the valuation of foreclosed real estate, the recoverability of goodwill and intangible assets, and the recoverability of deferred tax assets.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value. Except for realized losses charged to earnings for other-than-temporary-impairment deemed to be credit-related, unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are included in accumulated other comprehensive income in stockholders' equity until realized. The initial classification of securities is determined at the date of purchase. We do not have any pooled or private label trust preferred securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated increase in fair value.

Management has determined that other-than-temporary impairment exists for equity securities and should be recorded (1) if the fair value of an equity security represents less than 70% of the book value of a security regardless of loss period; or (2) if the loss period has been more than 18 months regardless of the fair value's relationship to carrying value. If either of these conditions does not exist, but management becomes aware of possible impairment outside of this scope, management will conduct additional research to determine if market price recoveries can reasonably be expected to occur within an acceptable forecast period. For purposes of this analysis, a near term recovery period has been defined as 3-6 months.

As of December 31, 2012 and 2011, we held no equity securities in our investment portfolio.

We are a member of the Federal Reserve Bank and the FHLB and are required to hold stock in each institution. These equity securities are restricted from trading and are recorded in other assets at a cost of $18.3 million and $20.1 million at December 31, 2012 and 2011, respectively. These are considered cost basis securities for which the associated cost approximates fair value.

Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of an investment is influenced by criteria such as (1) the significance of the decline in net assets of the issuing bank as compared to the capital stock amount for that bank and the length of time this situation has persisted, (2) commitments by the issuing bank to make payments required by law or regulation and the level of such payments in relation to the operating performance of that bank, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the issuing bank.

Based on evaluation of criteria under ASC Topic 320, management believes that no impairment charge in respect of the restricted stock is necessary as of December 31, 2012.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. We typically release the mortgage servicing rights when the loans are sold.

We account for the transfer of financial assets in accordance with authoritative accounting guidance which is based on consistent application of a financial-components approach that recognizes the financial and servicing assets we control and the liabilities we have incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The guidance provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

As is customary in such sales, we provide indemnifications to the buyers under certain circumstances, mainly standard representations and warranties. These indemnifications may include our repurchase of loans. Repurchases and losses since 2009 have been elevated and we currently have an allowance recorded for expected losses.

We enter into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Time elapsing between issuance of a loan commitment and closing and sale of the loan generally ranges from 5 to 20 days. We protect ourselves from changes in interest rates through the use of best efforts forward delivery contracts, whereby we commit to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, we are not exposed to losses nor will we realize significant gains related to our rate lock commitments due to changes in interest rates.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. We determine the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Due to high correlation between rate lock commitments and best efforts contracts, no significant gains or losses have occurred on the rate lock commitments for the years ended December 31, 2012, 2011 or 2010.

Loans

Through our banking subsidiary, we grant mortgage, commercial and consumer loans to customers, all of which are considered financing receivables. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of our debtors to honor their contracts is dependent upon the real estate and general economic conditions in our market area.

Loans that we have the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. These amounts are generally being amortized over the contractual life of the loan.

The accrual of interest on construction and land development, mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Deposit overdrafts and other loans are typically charged off no later than 120 days past due. Consumer installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured.

Certain loans are classified as TDRs, if we granted a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that we would not otherwise consider. For loans classified as TDRs, we further evaluate the loans as performing or nonperforming. If, at the time of restructure, the loan is on accrual status, it will be classified as performing. TDRs originally classified as nonperforming are able to be reclassified as performing TDRs, if, subsequent to restructure, they experience six months of consecutive payment performance according to the restructured terms. Further, a TDR may be subsequently removed from impaired status if it meets the following criteria:

- At the time of restructure, the loan was made at or above a market rate of interest.
- The loan has shown at least 6 months of payment performance in accordance with the restructured terms.
- The loan has been reported as a TDR in at least one annual filing on Form 10-K.

Annually during the second quarter, we review those loans designated as TDRs for compliance with the previously stated criteria to determine which can be removed from the designation.

Allowance for Loan Losses

The ALLL is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan balances are charged off against the allowance when management believes a loan balance is confirmed uncollectable. Subsequent recoveries, if any, are credited to the allowance.

We conduct an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with the identification of problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, a specific reserve may be established based on our calculation of the loss embedded in the individual loan. In addition to specific reserves on impaired loans, we have a nine point grading system for each non-homogeneous loan in the portfolio to reflect the risk characteristic of the loan. The loans identified and measured for impairment are segregated from risk-rated loans within the portfolio. Loans are then grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations. The ALLL is an accounting estimate and as such there is uncertainty associated with the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management's evaluation of the ALLL also includes considerations of the following:

- existing general economic and business conditions affecting our key lending areas,
- credit quality trends,
- collateral values,
- loan volumes and concentrations,
- seasoning of the loan portfolio,
- specific industry conditions within portfolio segments,
- recent loss experience in particular segments of the portfolio,
- duration of the current business cycle, and
- bank regulatory examination results.

The total of specific reserves required for impaired classified loans and the calculated reserves comprise the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management's policy is generally to evaluate only those loans greater than $500 thousand for impairment and treat smaller credits as part of homogeneous pools to be evaluated collectively. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to thirty-nine years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over three years. Depreciation and amortization are recorded on the straight-line method. We did not record any impairment of long-lived assets for the years ended December 31, 2012, 2011, and 2010.

(Dollars in Thousands, except share data)

Goodwill and Intangible Assets

We have an aggregate goodwill balance of $113.7 million associated with previous merger transactions. Goodwill is associated with the commercial banking segment, as wealth management and mortgage banking were deemed immaterial at the time of allocation. For purposes of testing goodwill for impairment in 2012, we used multiple variations of market based approaches to value our reporting units. The market approach applies a market multiple, based on observed purchase transactions and/or price/earnings of our peer group for the reporting unit, to the last twelve months of net income or earnings before income taxes, depreciation and amortization or price/tangible book value.

Testing goodwill for impairment is a two-step process. The first step of the goodwill impairment test, which we employed in our analysis, involves estimating the fair value of the equity of the reporting unit. For purposes of this assignment, fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This type of value reflects the premise of value-in-use. Value-in-use is derived from the on-going operations of the business.

The fair value is then compared to the reporting unit's carrying value of equity. In the event a reporting unit's carrying value exceeds its estimated fair value, evidence of potential impairment exists. In such a case, the second step of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of its goodwill. An impairment loss is measured as the amount, if any, by which the carrying value of the reporting unit's goodwill exceeds the estimated fair value of that goodwill.

In 2012, based on the results of the first step of the impairment test, we determined that the carrying amount of goodwill did not exceed its estimated fair value at the valuation date of October 1. Because the carrying amount did not exceed the fair value, management did not perform the second step of the goodwill impairment test. Management considered factors that could lead to impairment between October 1, 2012 and December 31, 2012, and evaluated our overall business and the trading level of our stock in relation to both its book value and tangible book value. Based on these inputs, management concluded that no indications of impairment were present. Should management determine in a future period that the goodwill recorded in connection with acquisitions has been impaired, then a charge to earnings will be recorded in the period such determination is made.

Long-lived assets, including purchased intangible assets subject to amortization, such as the core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Management concluded that no circumstances indicating an impairment of these assets existed as of the balance sheet date.

Bank Owned Life Insurance

We have purchased BOLI. The proceeds are used to help defray employee benefit costs. We are the owner and beneficiary of the policies. BOLI is recorded on the consolidated balance sheets at its cash surrender value and changes in the cash surrender value are recorded in noninterest income. BOLI income is tax-exempt.

Short-Term Borrowings

We had uncollateralized, unused lines of credit totaling $70 million with nonaffiliated banks at December 31, 2012.

The average balance outstanding of short-term borrowings did not exceed 30 percent of stockholders' equity during the years ended December 31, 2012 and 2011.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Management has not taken any tax positions that it deems to be considered uncertain. The IRS has examined our 2009 tax return.

It is our policy to recognize interest and/or penalties related to income tax matters in income tax expense. The company and our wholly-owned subsidiary file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Stock-Based Compensation

We have a stock-based employee compensation plan under which nonqualified stock options may be granted periodically to certain employees. Stock options typically have an exercise price equal to at least the fair value of the stock on the date of grant, and vest based on continued service with the company for a specified period, generally from one to five years.

The authoritative guidance requires that new awards to employees eligible for retirement prior to the award becoming fully vested be recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award.

There were no options granted during 2012, 2011 or 2010.

Earnings Per Common Share

Earnings per common share represents net income available to common stockholders, which represents net income less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. For diluted earnings per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options, as well as any adjustment to income that would result from the assumed issuance. The effects of stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

Dividend Reinvestment Plan

We have a Dividend Reinvestment Plan, which provides an automatic conversion of dividends into common stock for enrolled stockholders. It is based on the stock's fair market value on each dividend record date, and allows for voluntary contributions to purchase stock.

Foreclosed Assets

Real estate acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation are included in other operating expenses.

Advertising

The costs of advertising are expensed as incurred. Advertising expense of $1.4 million, $953 thousand, and $1.1 million were incurred in 2012, 2011 and 2010, respectively. This expense is included as the marketing line item on the Consolidated Income Statement.

Segment Information

Public business enterprises are required to report information about operating segments in annual financial statements and selected information in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance.

Management has determined that we have three reportable segments, Commercial Banking, Mortgage Banking and Wealth Management. Please see Note 19 for more information on our reportable segments.

Derivative Financial Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on our balance sheet. We may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

Fair Value Measurement

We record certain of our assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

(Dollars in Thousands, except share data)

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Please see the fair value tables in Note 18.

U.S. Treasury Capital Purchase Program

We were a participant in the U.S. Treasury Capital Purchase Program until December 28, 2011, when we completed our repurchase of preferred stock. During 2011, we repurchased the 30,000 shares of preferred stock originally issued on December 19, 2008, accelerating the accretion of $913 thousand discount and recording a total reduction in shareholders' equity of $30 million. The 302,622 common stock warrants issued at the inception of the CPP purchase as a condition to our participation expire December 19, 2018 and remain outstanding.

Recently issued accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, Intangibles-Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment. The amendments in this Update are intended to reduce cost and complexity by providing an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. This guidance becomes effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We will adopt the guidance effective the first quarter of 2013 and we do not anticipate any effect on our consolidated financial position or consolidated results of operations as a result of adoption.

In October 2012, the FASB issued ASU 2012-04 – Technical Corrections and Improvements. The amendments in this Update cover a wide range of topics within the codification, as they incorporate multiple improvements provided through the codification's feedback process. Amendments have been made to source literature, guidance clarification, reference corrections and relocations of guidance. Amendments that do not have transition guidance were effective upon issuance. Amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2012. We will adopt the guidance effective the first quarter of 2013 and we do not anticipate any effect on our consolidated financial position or consolidated results of operations as a result of adoption.

In October 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805) – Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. The Update specifies that when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement. This Update becomes effective for fiscal years and interim periods within those years beginning on or after December 15, 2012. We will adopt the guidance effective the first quarter of 2013 and we do not anticipate any effect on our consolidated financial position or consolidated results of operations as a result of adoption.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The Update seeks to improve the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under USGAAP to be reclassified in its entirety to net income. For other amounts that are not required under USGAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under USGAAP that provide additional detail about those amounts. This Update becomes effective for public entities prospectively for reporting periods beginning after December 15, 2012. We will adopt the guidance effective the first quarter of 2013 and we do not anticipate any effect on our consolidated financial position or consolidated results of operations as a result of adoption.

(Dollars in Thousands, except share data)

Note 2. Investment Securities

Amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses as of December 31, 2012 and 2011 are as follows:

	2012			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Estimated Fair Value**
U.S. Treasuries	**$ 20,000**	**$ —**	**$ —**	**$ 20,000**
U. S. Government agencies	**247,665**	**1,848**	**(17)**	**249,496**
State and municipals	**136,695**	**11,971**	**—**	**148,666**
Corporate bonds	**1,825**	**27**	**—**	**1,852**
Collateralized mortgage obligations	**5,119**	**214**	**—**	**5,333**
Mortgage backed securities	**108,360**	**5,020**	**—**	**113,380**
Other	**14,749**	**—**	**—**	**14,749**
Total	**$ 534,413**	**$ 19,080**	**$ (17)**	**$ 553,476**

	2011			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Estimated Fair Value**
U. S. Government agencies	$ 151,155	$ 1,370	$ (58)	$ 152,467
State and municipals	148,933	10,582	—	159,515
Corporate bonds	4,478	140	—	4,618
Collateralized mortgage obligations	7,251	221	—	7,472
Mortgage backed securities	139,330	5,563	—	144,893
Other	8,999	—	—	8,999
Total	$ 460,146	$ 17,876	$ (58)	$ 477,964

Other investments consist of Certificates of Deposit and investments in Small Business Administration loan funds. The carrying value of securities pledged to secure deposits and for other purposes amounted to $194.9 million and $157.4 million at December 31, 2012 and 2011, respectively.

The amortized cost and estimated fair value of securities available for sale as of December 31, 2012 are shown below, by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	2012	
	Amortized Cost	**Estimated Fair Value**
Due in one year or less	$ 36,768	$ 36,964
Due after one year through five years	247,346	250,101
Due after five years through ten years	112,388	118,095
Due after ten years	136,911	147,316
Other	1,000	1,000
Total	$ 534,413	$ 553,476

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Information pertaining to sales and calls of securities available for sale is as follows:

	Twelve Months Ended December 31, 2012	2011	2010
Proceeds from sales/calls	**$ 88,862**	$ 59,829	$ 53,305
Gross realized gains	**529**	517	1,423
Gross realized losses	**(1)**	(8)	(155)
Tax provision	**185**	178	405

Information pertaining to securities with gross unrealized losses at December 31, 2012, and 2011 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows.

	Less than 12 months		12 months or more		Total	
Description of Securities	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
2012						
U.S. Government agencies	**$ 5,003**	**$ 17**	**$ —**	**$ —**	**$ 5,003**	**$ 17**
Total temporarily impaired securities	**$ 5,003**	**$ 17**	**$ —**	**$ —**	**$ 5,003**	**$ 17**

	Less than 12 months		12 months or more		Total	
Description of Securities	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
2011						
U.S. Government agencies	$ 42,710	$ 58	$ —	$ —	$ 42,710	$ 58
Total temporarily impaired securities	$ 42,710	$ 58	$ —	$ —	$ 42,710	$ 58

There are no securities that have unrealized losses greater than twelve months as of December 31, 2012 or 2011. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors, which is mainly changes in market rates, is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer; and (iii) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

As of December 31, 2012, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is not likely that we will have to sell any such securities before a recovery of cost given the current liquidity position. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or re-pricing date or if market yields for such investments decline. Management does not believe such securities are other-than-temporarily impaired due to reasons of credit quality.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Note 3. Loans and Allowance for Loan Losses

Through our banking subsidiary, we grant mortgage, commercial and consumer loans to customers, all of which are considered financing receivables. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of our debtors to honor their contracts is dependent upon the real estate and general economic conditions in our market area.

Loans that we have the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. These amounts are generally being amortized over the contractual life of the loan.

Our loan portfolio is composed of the following:

	December 31,	
	2012	**2011**
Construction and land development:		
Residential	**$ 45,308**	$ 49,995
Commercial	**149,072**	164,672
Total construction and land development	**194,380**	214,667
Commercial real estate:		
Commercial real estate - owner occupied	**343,944**	317,976
Commercial real estate - non-owner occupied	**458,646**	417,658
Farmland	**12,099**	15,756
Multifamily, nonresidential and junior liens	**106,334**	93,470
Total commercial real estate	**921,023**	844,860
Consumer real estate:		
Home equity lines	**246,806**	263,035
Secured by 1-4 family residential, secured by first deeds of trust	**447,400**	450,667
Secured by 1-4 family residential, secured by second deeds of trust	**34,690**	42,534
Total consumer real estate	**728,896**	756,236
Commercial and industrial loans (except those secured by real estate)	**203,840**	189,887
Consumer and other:		
Consumer installment loans	**26,697**	20,216
Deposit overdrafts	**3,677**	3,526
All other loans	**1,555**	1,739
Total consumer and other	**31,929**	25,481
Total loans	**2,080,068**	2,031,131
Deferred loan (fees) costs	**(475)**	299
Allowance for loan losses	**(29,824)**	(32,588)
Net loans	**$ 2,049,769**	$ 1,998,842

As of December 31, 2012 and 2011, the book value of loans pledged as collateral for advances outstanding with the FHLB of Atlanta totaled $360.9 million and $642.6 million, respectively.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

The following table presents the recorded investment in nonaccrual and loans past due more than 90 days still accruing by portfolio segment:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing	
	2012	**2011**	**2012**	**2011**
Construction and land development	**$ 9,400**	$ 8,324	**$ —**	$ —
Commercial real estate	**10,224**	15,055	**—**	1,416
Consumer real estate	**15,642**	14,629	**179**	—
Commercial and industrial loans (except those secured by real estate)	**584**	1,141	**—**	96
Consumer and other	**32**	25	**3**	4
Total	**$ 35,882**	$ 39,174	**$ 182**	$ 1,516

If interest under the accrual method had been recognized on nonaccrual loans, such income would have approximated $1.8 million, $2.3 million and $3.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2012 and 2011 by portfolio segment:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Non-accrual	Total Past Due	Current	Total Loans
December 31, 2012							
Construction and land development	**$ 2,283**	**$ 2,430**	**$ —**	**$ 9,400**	**$ 14,113**	**$ 180,267**	**$ 194,380**
Commercial real estate	**6,529**	**5,980**	**—**	**10,224**	**22,733**	**898,290**	**921,023**
Consumer real estate	**7,899**	**6,879**	**179**	**15,642**	**30,599**	**698,297**	**728,896**
Commercial and industrial loans (except those secured by real estate)	**615**	**338**	**—**	**584**	**1,537**	**202,303**	**203,840**
Consumer and other	**231**	**101**	**3**	**32**	**367**	**31,562**	**31,929**
Total loans	**$ 17,557**	**$ 15,728**	**$ 182**	**$ 35,882**	**$ 69,349**	**$2,010,719**	**$ 2,080,068**
December 31, 2011							
Construction and land development	$ 7,268	$ 397	$ —	$ 8,324	$ 15,989	$ 198,678	$ 214,667
Commercial real estate	5,125	2,856	1,416	15,055	24,452	820,408	844,860
Consumer real estate	14,818	2,661	—	14,629	32,108	724,128	756,236
Commercial and industrial loans (except those secured by real estate)	714	264	96	1,141	2,215	187,672	189,887
Consumer and other	297	59	4	25	385	25,096	25,481
Total loans	$ 28,222	$ 6,237	$ 1,516	$ 39,174	$ 75,149	$1,955,982	$ 2,031,131

We conduct an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses ("ALLL") and in the determination of the necessary provision for loan losses. The ALLL is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan balances are charged off against the allowance when management believes a loan balance is confirmed uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The analysis of the loan portfolio generally begins with the identification of potential problem loans to be reviewed on an individual basis for impairment. When a commercial or commercial real estate loan of $500,000 or more has been identified as impaired, our policy requires a new appraisal (to include a liquidation value) unless our in-house Chief Appraiser reviews the existing appraisal (generally less than twelve months old) and determines that it may be used with appropriate market and/or liquidation adjustments as determined by him on a case by case basis. If a new appraisal is not required, the existing appraisal is used in order to estimate the fair value of the collateral, as validated by our in-house appraisal group. Our in-house Chief Appraiser's review of such appraisals is documented and retained as part of the quarterly ALLL process. New appraisals are generally available within a one-quarter lag and are also reviewed by the Chief Appraiser to ensure appropriateness and reasonableness of the methods and assumptions used by the external third-party appraiser. Typically, charge-offs are recognized when the loss is probable and estimable, which is typically in the same quarter as the foreclosure or disposition of the underlying collateral. Prior to being charged-off, a specific reserve may be established based on our calculation of the loss embedded in the individual loan. Due to the processes described above, we do not experience significant timing differences between the identification of losses on impaired loans and recordation.

In addition to specific reserves on impaired loans, we have a nine point grading system, which we apply to each non-homogeneous loan in the portfolio to reflect the risk characteristic of the loan. The loans identified and measured for impairment are segregated from risk-rated loans within the portfolio. The remaining loans are then grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations.

The look-back period for calculating historical losses is four years. This period was increased to four years in the first quarter of 2012, from three years. Management believes this period more appropriately reflects the current credit cycle and accurately reflects the risk in the loan portfolio. The four year look-back period includes the higher credit losses beginning in 2008 attributable to the economic downturn. The most current 12 month period continues to be heavily weighted as management considers it to be the most relevant indicator of current economic conditions. An additional soft factor to capture the additional risk associated with the level of nonaccrual consumer real estate loans was also added in the first quarter. These refinements to the ALLL calculation were not significant to the provision expense or the overall consolidated financial statements.

The loan portfolio analysis also consists of appraisal updates on non-impaired loans. Existing appraisals may be validated or new appraisals ordered as loans are renewed or refinanced, depending on the individual circumstances surrounding each loan. Our in-house Chief Appraiser reviews new appraisals on non-impaired loans and documents the review.

The ALLL is an accounting estimate and as such there is uncertainty associated with the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management's evaluation of the ALLL also includes considerations of existing general economic and business conditions affecting our key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of our outsourced loan review consultants. The total of specific reserves required for impaired classified loans and the calculated reserves comprise the allowance for loan losses.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Activity in the allowance for loan losses is as follows:

Year Ended December 31, 2012	Construction and Land Development	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial (Except those Secured by Real Estate)	Consumer and Other	Total Loans
Balance, January 1, 2012	$ 9,856	$ 8,565	$ 10,019	$ 4,059	$ 89	$ 32,588
Provisions for loan losses	266	3,430	4,349	(2,411)	(84)	5,550
Loans charged off	(2,140)	(3,634)	(4,210)	(893)	(213)	(11,090)
Recoveries	248	684	653	887	304	2,776
Net charge-offs	(1,892)	(2,950)	(3,557)	(6)	91	(8,314)
Balance, December 31, 2012	$ 8,230	$ 9,045	$ 10,811	$ 1,642	$ 96	$ 29,824

Year Ended December 31, 2011	Construction and Land Development	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial (Except those Secured by Real Estate)	Consumer and Other	Total Loans
Balance, January 1, 2011	$ 11,037	$ 8,211	$ 10,864	$ 7,388	$ 149	$ 37,649
Provisions for loan losses	3,750	5,036	4,080	(13)	(153)	12,700
Loans charged off	(5,646)	(4,917)	(5,173)	(3,797)	(394)	(19,927)
Recoveries	715	235	248	481	487	2,166
Net charge-offs	(4,931)	(4,682)	(4,925)	(3,316)	93	(17,761)
Balance, December 31, 2011	$ 9,856	$ 8,565	$ 10,019	$ 4,059	$ 89	$ 32,588

Year Ended December 31, 2010	Construction and Land Development	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial (Except those Secured by Real Estate)	Consumer and Other	Total Loans
Balance, January 1, 2010	$ 17,867	$ 4,210	$ 9,244	$ 7,655	$ 1,196	$ 40,172
Provisions for loan losses	2,213	7,939	9,494	4,428	(1,224)	22,850
Loans charged off	(9,266)	(3,965)	(8,294)	(5,408)	(645)	(27,578)
Recoveries	223	27	420	713	822	2,205
Net charge-offs	(9,043)	(3,938)	(7,874)	(4,695)	177	(25,373)
Balance, December 31, 2010	$ 11,037	$ 8,211	$ 10,864	$ 7,388	$ 149	$ 37,649

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

The table below presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method for the years ended December 31, 2012 and 2011. TDRs that have been subsequently removed from impaired status in years subsequent to the restructuring are not presented in the table.

	Construction and Land Development	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial Loans (Except Those Secured by Real Estate)	Consumer and Other	Total
2012						
Allowance for loan losses:						
Individually evaluated for impairment	$ 4,423	$ 2,767	$ 640	$ —	$ —	$ 7,830
Collectively evaluated for impairment	3,807	6,278	10,171	1,642	96	21,994
Total ending allowance	$ 8,230	$ 9,045	$ 10,811	$ 1,642	$ 96	$ 29,824
Loans:						
Individually evaluated for impairment	$ 12,686	$ 23,006	$ 5,919	$ —	$ —	$ 41,611
Collectively evaluated for impairment	181,694	898,017	722,977	203,840	31,929	2,038,457
Total loans	$ 194,380	$ 921,023	$ 728,896	$ 203,840	$ 31,929	$ 2,080,068
2011						
Allowance for loan losses:						
Individually evaluated	$ 4,071	$ 1,088	$ 562	$ —	$ —	$ 5,721
Collectively evaluated	5,785	7,477	9,457	4,059	89	26,867
Total ending allowance	$ 9,856	$ 8,565	$ 10,019	$ 4,059	$ 89	$ 32,588
Loans:						
Individually evaluated for impairment	$ 15,218	$ 13,730	$ 5,325	$ —	$ —	$ 34,273
Collectively evaluated for impairment	199,449	831,130	750,911	189,887	25,481	1,996,858
Total loans	$ 214,667	$ 844,860	$ 756,236	$ 189,887	$ 25,481	$ 2,031,131

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management's policy is generally to evaluate only those loans greater than $500 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

(Dollars in Thousands, except share data)

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment.

Impaired loans totaled $49.3 million and $52.8 million at December 31, 2012 and 2011, respectively. Included in these balances were $25.6 million and $38.7 million, respectively, of loans classified as troubled debt restructurings ("TDRs"). A modification of a loan's terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that it would not otherwise consider. Modifications of terms for loans and their inclusion as TDRs are based on individual facts and circumstances. Loan modifications that are included as TDRs may involve either an increase or reduction of the interest rate, extension of the term of the loan, or deferral of principal payments, regardless of the period of the modification. The loans included in all loan classes as TDRs at December 31, 2012 had either an interest rate modification or a deferral of principal payments, which we consider to be a concession. All loans designated as TDRs were modified due to financial difficulties experienced by the borrower.

For loans classified as TDRs, we further evaluate the loans as performing or nonperforming. If, at the time of restructure, the loan is on accrual status, it will be classified as performing and will continue to be classified as performing as long as the borrower continues making payments in accordance with the restructured terms. A modified loan will be reclassified to non-accrual if the loan becomes 90 days delinquent or other weaknesses are observed which make collection of principal and interest unlikely. TDRs originally considered non-accrual will be classified as nonperforming, but are able to be reclassified as performing TDRs if subsequent to restructure, they experience six months of consecutive payment performance according to the restructured terms. Further, a TDR may be subsequently removed from impaired status in years subsequent to the restructuring if it meets the following criteria:

- At the time of restructure, the loan was made at a market rate of interest.
- The loan has shown at least 6 months of payment performance in accordance with the restructured terms.
- The loan has been reported as a TDR in at least one annual filing on Form 10-K.

The allowance for loan losses associated with TDRs for every loan class is determined using a discounted cash flow analysis in which the original rate prior to modification is used to discount the modified cash flow stream to its net present value. This value is then compared to the recorded amount to determine the appropriate level of reserve to be included in the allowance for loan losses. In instances where this analysis is deemed ineffective due to rate increases made during modification, a collateral dependent approach is used as a practical alternative. The discounted cash flow analysis is used to calculate the reserve balance for TDRs both evaluated individually and those included within homogenous pools.

Annually during the second quarter, we review those loans designated as TDRs for compliance with the previously stated criteria as part of our ongoing monitoring of the performance of modified loans. During 2012, we removed $3.6 million in consumer 1-4 family residential mortgage loans from impaired status, due to the loans meeting the performance criteria.

The following table provides information on performing and nonperforming restructures for the periods presented:

	December 31, 2012	December 31, 2011
Performing restructurings:		
Construction and land development	$ 5,962	$ 9,946
Commercial real estate	7,004	5,029
Consumer real estate	10,278	15,556
Total performing restructurings	$ 23,244	$ 30,531
Nonperforming restructurings:		
Construction and land development	$ 380	$ —
Commercial real estate	116	2,832
Consumer real estate	1,885	5,357
Total nonperforming restructurings	$ 2,381	$ 8,189
Total restructurings	$ 25,625	$ 38,720

The following table provides information about TDRs identified during the specified periods and those loans identified as TDRs within the prior 12 month timeframe that subsequently defaulted. Defaults are those TDRs that went greater than 90 days past due, and aligns with our internal definition of default for those loans not identified as TDRs (In thousands, except number of contracts):

	Modifications for the period ended, December 31, 2012		
	Number of contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Construction and land development	1	$ 2,201	$ 2,201
Commercial real estate	3	1,943	2,017
Consumer real estate	2	986	1,275
Total Troubled Debt Restructurings	6	$ 5,130	$ 5,493

None of these TDRs subsequently defaulted in 2012.

(Dollars in Thousands, except share data)

	Modifications for the period ended, December 31, 2011		
	Number of contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Construction and land development	16	$ 7,423	$ 7,246
Commercial real estate	5	3,498	3,498
Consumer real estate	57	8,646	8,755
Commercial and industrial loans (except those secured by real estate)	1	—	—
Total Troubled Debt Restructurings	79	$ 19,567	$ 19,499

Troubled Debt Restructurings that Subsequently Defaulted

	Number of contracts	Recorded Investment
Troubled Debt Restructurings		
Commercial real estate	1	$ 1,043
Consumer real estate	8	1,791
Commercial and industrial loans (except those secured by real estate)	1	—
Total Troubled Debt Restructurings	10	$ 2,834

	Modifications for the period ended, December 31, 2010		
	Number of contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Construction and land development	5	$ 1,366	$ 1,362
Commercial real estate	16	10,027	9,187
Consumer real estate	90	13,195	11,782
Commercial and industrial loans (except those secured by real estate)	5	5,542	5,542
Total Troubled Debt Restructurings	116	$ 30,130	$ 27,873

Troubled Debt Restructurings that Subsequently Defaulted

	Number of contracts	Recorded Investment
Troubled Debt Restructurings		
Consumer real estate	5	$ 654
Total Troubled Debt Restructurings	5	$ 654

(Dollars in Thousands, except share data)

Interest is not typically accrued on impaired loans, but is accrued for performing TDRs. The following table shows interest income recognized on impaired loans:

	December 31,	
	Interest income recognized	Cash-basis interest income
2012		
Construction and land development	**$ 435**	**$ 443**
Commercial real estate	**628**	**624**
Consumer real estate	**264**	**256**
Total	**$ 1,327**	**$ 1,323**
2011		
Construction and land development	$ 242	$ 240
Commercial real estate	220	267
Consumer real estate	105	105
Commercial and industrial loans (except those secured by real estate)	47	54
Total	$ 614	$ 666
2010		
Construction and land development	$ 56	$ 57
Commercial real estate	192	229
Consumer real estate	9	12
Commercial and industrial loans (except those secured by real estate)	176	177
Total	$ 433	$ 475

Cash basis interest income illustrates income that would have been recognized solely based on cash payments received. Interest income recognized differs from the cash basis due to the movement of loans between performing and nonperforming status during the periods presented. Other than these TDRs, no interest income has been recognized on impaired loans subsequent to their classification as impaired.

In order to measure the amount of impairment, we evaluate loans either individually or in collective pools. Collective pools consist of smaller balance, homogenous loans that are not subject to a restructuring agreement. Of the $49.3 million of impaired loans at December 31, 2012, $7.7 million, consisting solely of TDRs, was collectively evaluated for impairment and $41.6 million was individually evaluated for impairment. The detail of loans individually evaluated for impairment, which includes $17.9 million of TDRs, is presented below:

	Recorded investment	Unpaid contractual principal balance	Allocated allowance	Average recorded investment
December 31, 2012				
Loans without a specific valuation allowance:				
Construction and land development	**$ 3,239**	**$ 3,593**	**$ —**	**$ 3,591**
Commercial real estate	**7,204**	**7,320**	**—**	**7,920**
Consumer real estate	**1,921**	**3,479**	**—**	**3,228**
Loans with a specific valuation allowance:				
Construction and land development	**9,447**	**14,045**	**4,423**	**10,390**
Commercial real estate	**15,802**	**16,383**	**2,767**	**12,697**
Consumer real estate	**3,998**	**4,015**	**640**	**3,540**
Total	**$ 41,611**	**$ 48,835**	**$ 7,830**	**$ 41,366**

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

As of December 31, 2011, we had $52.8 million of impaired loans, which included $18.5 million of TDRs, collectively evaluated for impairment. The other $34.3 million was individually evaluated for impairment, which includes $20.2 million of TDRs, is presented below:

	Recorded investment	Unpaid contractual principal balance	Allocated allowance	Average recorded investment
December 31, 2011				
Loans without a specific valuation allowance:				
Construction and land development	$ 4,351	$ 4,351	$ —	$ 3,772
Commercial real estate	6,827	7,105	—	4,484
Consumer real estate	2,412	3,990	—	2,146
Commercial and industrial loans (except those secured by real estate)	—	—	—	517
Loans with a specific valuation allowance:				
Construction and land development	10,867	10,867	4,071	10,235
Commercial real estate	6,903	6,927	1,088	7,494
Consumer real estate	2,913	2,913	562	2,295
Commercial and industrial loans (except those secured by real estate)	—	—	—	2,638
Total	$ 34,273	$ 36,153	$ 5,721	$ 33,581

Credit Quality Indicators

We categorize all business and commercial purpose loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Loans are risk graded at inception through the credit approval process. The definitions used were last updated in early 2010 and are reviewed for applicability annually. The risk grades are reviewed and formally affirmed quarterly by loan officers. In addition, a certain percentage of credit exposure is reviewed each year through our internal loan review process. The risk rating process is inherently subjective and based upon management's evaluation of the specific facts and circumstances for individual borrowers. As such, the assigned risk ratings are subject to change based upon changes in borrower status and changes in the external environment affecting the borrower. We use the following definitions for risk ratings:

- Risk Grade 1 - Prime Risk. Loss potential is rated as none or extremely low. Loans fully secured by deposit accounts at the Company's subsidiary bank will also be rated as Risk Grade 1.
- Risk Grade 2 - Excellent Risk. Loss potential is demonstrably low. Loans have liquid financial statements or are secured by marketable securities or other liquid collateral.
- Risk Grade 3 - Good Risk. Loss potential is low. Asset quality and liquidity are considered good. Overall leverage and liquidity measures are better than the industry in which the borrower operates and they are stable.
- Risk Grade 4 - Average Risk. Loss potential is low, but evidence of risk exists. Margins and cash flow generally equal or exceed industry norm and policy guidelines, but some inconsistency may be evident. Asset quality is average with liquidity comparable to industry norms. Leverage may be slightly higher than the industry, but is stable.
- Risk Grade 5 - Marginal Risk. Loss potential is variable, but there is potential for deterioration. Asset quality is marginally acceptable. Leverage may fluctuate and is above normal for the industry. Cash flow is marginally adequate.

(Dollars in Thousands, except share data)

- Risk Grade 6 - Special Mention. Loss potential moderate if corrective action not taken. Evidence of declining revenues or margins, inadequate cash flow, and possibly high leverage or tightening liquidity.
- Risk Grade 7 - Substandard. Distinct possibility of loss to the bank, but no discernible impairment. Repayment ability of borrower is weak and the loan may have exhibited excessive overdue status, extension, or renewals.
- Risk Grade 8 - Doubtful. Loss potential is extremely high. Ability of the borrower to service the debt is weak, constant overdue status, loan has been placed on non-accrual status and no definitive repayment schedule exists.
- Risk Grade 9 - Loss. Loans are considered fully uncollectible and charged off.

We utilize our nine point grading system in order to evaluate the level of inherent risk in the loan portfolio as part of our allowance for loan losses methodology. Loans graded 5 or worse are assigned an additional reserve factor stated in basis points in order to account for the added inherent risk. Additional basis points are applied as a reserve factor to the loan balances as the corresponding loan grades indicate additional risk and increase from grade 5 to grade 8.

Loans not graded are either consumer purpose loans, construction loans to individuals for single-family owner-occupied construction, or are included in groups of homogenous loans. As of December 31, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Risk Grade					
	Not Graded	1-3	4	5	6	7	8
2012							
Construction and land development	**$ 40,980**	**$ 964**	**$ 65,041**	**$ 56,114**	**$ 2,907**	**$ 24,945**	**$3,429**
Commercial real estate	—	**86,518**	**523,127**	**207,470**	**30,738**	**72,484**	**686**
Consumer real estate	—	**6,935**	**98,432**	**69,061**	**12,575**	**23,203**	**976**
Commercial and industrial loans (except those secured by real estate)	—	**66,612**	**76,748**	**49,236**	**4,717**	**6,470**	**57**
Consumer and other	—	—	—	—	—	—	—
Total	**$ 40,980**	**$161,029**	**$763,348**	**$381,881**	**$50,937**	**$127,102**	**$5,148**
2011							
Construction and land development	$ 46,724	$ 1,402	$ 72,138	$ 47,681	$ 3,285	$ 40,044	$3,393
Commercial real estate	—	89,881	411,433	228,360	37,091	77,424	671
Consumer real estate	—	9,727	100,501	72,386	13,157	29,540	950
Commercial and industrial loans (except those secured by real estate)	—	51,421	92,000	33,088	4,859	8,482	37
Consumer and other	—	—	—	—	—	—	—
Total	$ 46,724	$152,431	$676,072	$381,515	$58,392	$155,490	$5,051

We consider the performance of the loan portfolio and its impact on the allowance for loan losses. For smaller-balance homogenous residential and consumer loans, we also evaluate credit quality based on the aging status of the loan and by payment activity. The following table presents the recorded investment in residential and consumer loans based on payment activity as of December 31:

	Consumer real estate		Consumer and other	
	2012	2011	2012	2011
Performing	**$ 502,072**	$ 515,346	**$ 31,897**	$ 25,456
Nonperforming	**15,642**	14,629	**32**	25
Total	**$ 517,714**	$ 529,975	**$ 31,929**	$ 25,481

(Dollars in Thousands, except share data)

Repurchased Loans

In certain loan sales, we provide recourse to the buyer whereby we are required to repurchase loans at par value plus accrued interest on the occurrence of certain credit-related events within a certain time period. We evaluate all mortgage loans at the time of repurchase for evidence of deteriorated credit quality. All loans are recorded at estimated realizable value at the time of purchase. At December 31, 2012, $252 thousand of losses associated with mortgage repurchases and indemnifications was accrued. Additionally, losses of $593 thousand and $232 thousand were recognized during the twelve months ended December 31, 2012 and 2011, respectively.

Concentrations of Credit

Most of our lending activity occurs within Richmond, Central and Southwest Virginia. The majority of our loan portfolio consists of consumer and commercial real estate loans. As of December 31, 2012 and 2011, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Note 4. Goodwill and Core Deposit Intangibles

At both December 31, 2012 and 2011, goodwill totaled $113.7 million. The gross carrying amounts and accumulated amortization of core deposit intangibles as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$ 10,612	$ (7,150)	$ 14,194	$ (9,183)

Amortization expense related to all intangible assets charged to operations was $1.5 million for the year ending December 31, 2012 and $1.7 million for each of the two years ending December 31, 2011 and 2010.

The following table sets forth the estimated pre-tax amortization expense of core deposit intangibles as of December 31, 2012:

2013	$ 1,244
2014	1,200
2015	1,018
	$ 3,462

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of bank premises, equipment and software follows:

	Estimated Useful Lives	2012	2011
Land	Indefinite	**$ 14,693**	$ 16,090
Buildings and leasehold improvements	Lease term - 39 years	**66,227**	65,401
Furniture, equipment and software	3 - 7 years	**28,521**	26,987
Construction in progress [1]		**811**	1,636
		110,252	110,114
Less accumulated depreciation and amortization		**38,192**	35,512
		$ 72,060	$ 74,602

[1] Construction in progress is not depreciated until placed in service.

Depreciation and amortization expense amounted to $6.3 million, $6.5 million, and $6.8 million in 2012, 2011 and 2010, respectively.

(Dollars in Thousands, except share data)

Note 6. Deposits

Deposits are summarized as follows at December 31, 2012 and 2011:

	2012		2011	
	Amount	**%**	**Amount**	**%**
Type of Account:				
Noninterest bearing	**$ 362,713**	**14.60%**	$ 310,756	12.97%
NOW	**654,930**	**26.36%**	601,573	25.11%
Money market	**453,272**	**18.25%**	412,253	17.21%
Savings	**314,353**	**12.65%**	289,260	12.07%
Time deposits	**699,056**	**28.14%**	781,758	32.64%
Total Deposits	**$2,484,324**	**100.00%**	$2,395,600	100.00%

The aggregate amount of time deposits in denominations greater than $100,000 at December 31, 2012 and 2011 was $241.5 million and $269.5 million, respectively.

At December 31, 2012, the scheduled maturities of time deposits were as follows:

2013	$ 314,531
2014	99,955
2015	127,051
2016	99,571
2017	57,948
	$ 699,056

Brokered certificates of deposit, consisting entirely of certificates of deposit originated through a Certificate of Deposit Account Registry Service program totaled $6.9 million and $6.3 million at December 31, 2012 and 2011, respectively.

Note 7. Federal Home Loan Bank Advances

We had advances outstanding with the FHLB of Atlanta of $55.0 million at December 31, 2012 maturing through 2018. At December 31, 2011, $60.0 million of advances were outstanding. At December 31, 2012 and 2011, the interest rates on this debt ranged from 2.11% to 3.97% and from 2.11% to 4.81%, respectively. The weighted average interest rate at December 31, 2012 and 2011 was 2.94% and 3.10%, respectively. The average balance outstanding during 2012 and 2011 was $55.6 million and $64.9 million, respectively. The advance structures we employ are all fixed rate credits requiring quarterly interest payments.

The banking subsidiary has available a $186.0 million line of credit with the FHLB of Atlanta. Advances on the line are secured by securities and a blanket lien on our subsidiary's loan portfolio. The blanket lien covers one to four family dwelling loans and multifamily loans. As of December 31, 2012 and 2011, the book value of loans pledged as collateral totaled $360.9 million and $642.6 million, respectively, and consisted of one to four family and multifamily loans.

(Dollars in Thousands, except share data)

At December 31, 2012, the contractual maturities of the advances are as follows:

Due in 2013	$	—
Due in 2014		—
Due in 2015		10,000
Due in 2016		25,000
Due in 2017		10,000
Thereafter		10,000
Total	$	55,000

Note 8. Subordinated Debt

We have two unconsolidated wholly-owned finance subsidiaries that were formed for the purpose of issuing redeemable capital securities (also referred to as subordinated debt).

In 2004, VFGLLT issued $20.0 million of trust preferred securities through a private transaction. VFGLLT issued $619 thousand in common equity to us. The securities have a LIBOR-indexed floating rate of interest which adjusts, and is payable, quarterly. The interest rate at both December 31, 2012 and 2011 was 3.10%. The securities became redeemable at par beginning in June 2009 and continue to be redeemable each quarterly anniversary of such date until the securities mature on June 17, 2034. The principal asset of the VFGLLT is $20.6 million of our junior subordinated debt securities with like maturities and like interest rates to the capital securities.

In 2003, FNBST issued $12.0 million of trust preferred securities through a private transaction. FNBST issued $372 thousand in common equity to us. The securities have a LIBOR-indexed floating rate of interest which adjusts, and is payable, quarterly. The interest rate at December 31, 2012 was 3.47% and at December 31, 2011 was 3.46%. The securities became redeemable at par in June 2008 and continue to be redeemable each quarterly anniversary of such date until the securities mature on June 26, 2033. The principal asset of FNBST is $12.4 million of our junior subordinated debt securities with like maturities and like interest rates to the capital securities.

In September 2010, we entered into an interest rate swap contract on the junior subordinated debt securities that effectively fixed the interest rate for a period of three years beginning September 30, 2011. During the fourth quarter of 2011, we extended the contract for an additional three years. The new rate will take effect in September 2013, following the maturity of the current swap and will mature in September 2016. See Note 12 for more information.

We may include the subordinated debt in Tier 1 for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the subordinated debt not considered as Tier I capital may be included in Tier II capital. All outstanding subordinated debt as of both December 31, 2012 and 2011 was included in Tier I capital.

Our obligations with respect to the issuance of the capital securities constitute our full and unconditional guarantee of VFGLLT's and FNBST's obligations with respect to the capital securities. Subject to certain exceptions and limitations, we may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

Note 9. Stock-Based Compensation

Under our incentive stock option plan, we may grant options to purchase common stock or restricted share awards to our directors, officers and employees of up to 1,000,000 newly issued shares of our common stock. Stock options typically have an exercise price equal to at least the fair value of the stock on the date of grant, and vest based on continued service with us for a specified period, generally from one to five years and will expire in no more than ten years after the date of grant.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

At December 31, 2012, we had one stock-based employee compensation plan. Share-based compensation expense of $946 thousand, $794 thousand and $658 thousand was recognized for the years ended December 31, 2012, 2011 and 2010, respectively. We expense the fair value of stock awards determined at the grant date on a straight-line basis over the vesting period of the award.

For the years ended December 31, 2012, 2011 and 2010, we recognized $37 thousand, $47 thousand and $62 thousand, respectively, in compensation expense related to the vesting of stock options. A summary of the stock option plan at December 31, 2012, 2011 and 2010 and changes during the years ended on those dates is as follows:

	2012		2011		2010	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**291,196**	**$ 21.58**	498,174	$ 19.98	575,046	$ 18.93
Granted	—	—	—	—	—	—
Forfeited	**(7,259)**	**18.68**	(11,005)	18.58	(3,876)	13.65
Expired	**(96,314)**	**24.61**	(164,053)	19.24	(12,674)	22.79
Exercised	**(3,192)**	**10.95**	(31,920)	9.71	(60,322)	9.78
Outstanding at end of year	**184,431**	**$ 20.30**	291,196	$ 21.58	498,174	$ 19.98
Exercisable at end of year	**165,170**		247,278		423,051	

As of December 31, 2012, the intrinsic value of the options outstanding was $19 thousand and exercisable was $11 thousand and the intrinsic value of options exercised during the year was $5 thousand. The intrinsic value of options exercised during 2011 and 2010 was $155 thousand and $224 thousand, respectively. The intrinsic value represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of the year ended December 31, 2012 and the exercise price, multiplied by the number of options outstanding). The fair value of shares vested during 2012 was $25 thousand. The weighted average remaining contractual life is 1.9 years with a weighted average exercise price of $20.70 for exercisable options at December 31, 2012.

As of December 31, 2012, there was $17 thousand of total unrecognized compensation expense related to non-vested options, which will be recognized over a weighted-average period of approximately 0.7 years.

The actual tax (expense) or benefit realized for the tax deductions from option exercises under the plan for the twelve months ended December 31, 2012, 2011 and 2010 was $(74) thousand, $(38) thousand and $63 thousand, respectively. The impact of these cash payments or receipts is included in financing activities in the accompanying consolidated statements of cash flows.

The incentive stock option plan also allows for the issuance of restricted share awards. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions, generally three to five years from the date of grant. Restricted stock has dividend rights equal to the cumulative cash dividend accrued during the restriction period, which are paid during the vesting period. Restricted shares do not have the voting rights of common stock until the restriction expires and the shares are issued. We expense the cost of the restricted stock awards, determined to be the fair value of the shares at the date of grant, ratably over the period of the restriction. Compensation expense associated with such awards amounted to $909 thousand, $747 thousand and $596 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. We had 210,011 shares of restricted stock awarded and non-vested at December 31, 2012 with total unrecognized compensation expense of $1.6 million, which will be recognized over a weighted-average period of approximately 1.6 years.

(Dollars in Thousands, except share data)

The following table summarizes activity related to non-vested restricted shares:

Non-vested Shares	Number of Shares	Weighted Average Grant-Date Fair Value	Total Intrinsic Value
Nonvested at December 31, 2009	70,936	$ 13.80	$ 707
Granted	114,594	11.45	
Vested and exercised	(26,615)	13.25	$ 359
Forfeited	(6,824)	11.74	
Nonvested at December 31, 2010	152,091	$ 12.21	$ 2,211
Granted	101,388	13.12	
Vested and exercised	(39,018)	13.97	$ 502
Forfeited	(12,662)	12.31	
Nonvested at December 31, 2011	201,799	$ 12.34	$ 2,296
Granted	**96,255**	**12.17**	
Vested and exercised	**(66,898)**	**11.49**	**$ 842**
Forfeited	**(21,145)**	**12.79**	
Nonvested at December 31, 2012	**210,011**	**$ 12.49**	**$ 2,970**

Note 10. Employee Benefit Plans

We maintain several qualified and non-qualified employee benefit plans for employees, which are described below.

Defined Benefit Plan

We have a noncontributory pension plan which conforms to the Employee Retirement Income Security Act of 1974. We froze participation in this plan during 2002, and have approximately 71 participants remaining in the plan. We froze the pension plan at the current benefit levels as of December 31, 2008, at which time the accrual of future benefits for eligible employees ceased. All retirement benefits earned in the pension plan as of December 31, 2008 have been preserved and all participants are fully vested in their benefits. As of December 31, 2012, the remaining benefit obligation associated with this plan was $3.8 million, plan assets totaled $3.9 million, and the net funding asset was $23 thousand. The funding liability is calculated using a 4% expected return on plan assets. Plan assets are currently invested in cash, cash equivalents, and short term bonds. The funded status of the plan is included in Other Assets on the Consolidated Balance Sheet. We do not anticipate making any contributions to the plan during 2013.

Defined Contribution Plans

During 2012 and 2011, we had a 401(k) savings plan for all eligible StellarOne employees. Participation in the plan is eligible to all full-time employees with matching contributions equal to 100% of the first 4% of salary reduction contributions made by the employee. We contributed a matching contribution of $ 1.3 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively. We made no discretionary contribution in either year.

(Dollars in Thousands, except share data)

Deferred Compensation Plan

We have a non-qualified Directors Deferred Compensation Plan. This plan allows for the deferral of pre-tax income associated with payment of director fees. Directors may elect to defer all or a portion of their annual fees. Monthly board fees are contributed directly to a trust with various investment options, and are held until such time the director is entitled to receive a distribution.

We also have a non-qualified Executive Deferred Compensation Plan for key employees. Pursuant to the plan, the President and any other employees selected by the Board of Directors may defer receipt of a certain amount of pre-tax income and cash incentive compensation for a period of no less than three years or until retirement, subject to termination of employment or certain other events, including an imminent change in control. The Board may make contributions at its discretion. The balance in this plan is recorded in both other assets and other liabilities on our Consolidated Balance Sheet. The deferred compensation charged to expense totaled $60 thousand, $81 thousand, and $56 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 11. Income Taxes

The components of the net deferred tax liability included in the Consolidated Balance Sheets, are as follows:

	December 31,	
	2012	**2011**
Deferred tax assets:		
Allowance for loan losses	**$ 10,439**	$ 11,406
Deferred compensation and personnel liabilities	**1,364**	1,338
Pension liability	**825**	919
Accrued stock compensation	**672**	587
Investments in pass through entities	**614**	328
Losses on foreclosed assets	**464**	—
Nonaccrual loan interest	**182**	380
AMT and other tax credits	**—**	577
Other	**1,364**	952
	15,924	16,487
Deferred tax liabilities:		
Securities available for sale	**6,672**	6,236
Merger related fair value adjustments	**6,229**	6,591
Goodwill	**2,999**	2,675
Premises and equipment	**1,917**	1,418
Accrued pension asset	**886**	797
Core deposit intangible	**627**	1,020
Deferred gain on property exchange "like kind"	**404**	404
	19,734	19,141
Net deferred tax liability	**$ (3,810)**	$ (2,654)

Income tax expense charged to operations for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	**2011**	**2010**
Current tax expense	**$ 6,923**	$ 2,389	$ 1,434
Deferred tax expense	**1,156**	2,215	271
	$ 8,079	$ 4,604	$ 1,705

(Dollars in Thousands, except share data)

Income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

	2012		2011		2010	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Computed "expected" tax expense	**$ 10,585**	**35.0%**	$ 7,171	35.0%	$ 4,015	35.0%
Decrease in income taxes resulting from:						
Tax-exempt interest income, net	**(1,872)**	**-6.2%**	(1,952)	-9.5%	(1,546)	-13.5%
Earnings on cash surrender value, BOLI	**(628)**	**-2.1%**	(457)	-2.2%	(463)	-4.0%
Other	**(6)**	**0.0%**	(158)	-0.8%	(301)	-2.6%
	$ 8,079	**26.7%**	$ 4,604	22.5%	$ 1,705	14.9%

We are subject to U.S. federal income tax as well as to Virginia bank franchise taxes. We have concluded all U.S. federal income tax matters for years through 2007, including acquisitions. The IRS has examined our 2009 tax return.

Note 12. Derivative Financial Instruments

We use derivatives to manage exposure to interest rate risk through the use of interest rate swaps, caps and floors to mitigate exposure to interest rate risk and service the needs of our customers. The full amount of our market exposure is collateralized in cash.

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two counterparties, based on a common notional principal amount and maturity date with no exchange of underlying principal amounts. During 2010, we entered into a forward start interest rate swap contract on our subordinated debt that qualifies as a cash flow hedge, effective September 2011. The swap was extended for an additional three years, with the new rate to take effect in September 2013 following the maturity of the current swap. Our cash flow hedge effectively modifies our exposure to interest rate risk by converting floating rate subordinated debt to a fixed rate with a maturity in 2016.

On September 30, 2011, we began paying a weighted average fixed rate of 1.245% plus margin, and receive a variable interest rate of three-month LIBOR on a total notional amount of $32.0 million, with quarterly settlements. Beginning in September of 2011, this swap effectively fixed the interest rate on the subordinated debt at 4.11% for the two year swap term (through September 2013). The cash flow hedge was fully effective at December 31, 2012 and therefore the change in fair value on the cash flow hedge was recognized as a component of other comprehensive income, net of deferred income taxes. The swap extension will effectively fix the interest rate on the subordinated debt at 4.81%, starting in September 2013 (through September 2016). We anticipate that it will continue to be fully effective and changes in fair value will continue to be recognized as a component of other comprehensive income, net of deferred income taxes. At December 31, 2012, we pledged $1.7 million of cash collateral for this interest rate swap.

We entered into certain interest rate swap contracts that are not designated as hedging instruments. These derivative contracts relate to transactions in which we enter into an interest rate swap with a customer while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each swap transaction, we agree to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, we agree to pay the counterparty the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows our customers to effectively convert a variable rate loan to a fixed rate. Because we act as an intermediary for our customers, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact our results of operations. The aggregate notional amount of these swap agreements with counterparties was $72.8 million as of December 31, 2012 and cash collateral of $2.1 million was pledged.

(Dollars in Thousands, except share data)

Note 13. Related Party Transactions

In the ordinary course of business, we grant loans to principal officers, directors and subsidiaries of the company.

Aggregate loan transactions with related parties were as follows:

	2012	2011
Beginning balance	**$ 3,397**	$ 11,267
New loans	**1,926**	81
Repayments	**(4,635)**	(7,951)
Ending balance	**$ 688**	$ 3,397

Total related party deposits held at the banking subsidiary were $3.6 million and $4.1 million at December 31, 2012 and 2011, respectively.

Note 14. Earnings Per Common Share

The following shows the weighted average number of shares used in computing earnings per common share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income per common share.

	2012	2011	2010
Earnings per common share			
Net income	**$ 22,163**	$ 15,885	$ 9,765
Preferred stock dividends and accretion	**—**	(2,455)	(1,865)
Net income available to common shareholders	**22,163**	13,430	7,900
Weighted average common shares issued and outstanding	**23,089,457**	22,794,508	22,721,246
Earnings per common share	**$ 0.96**	$ 0.59	$ 0.35
Diluted earnings per common share			
Net income available to common shareholders	**$ 22,163**	$ 13,430	$ 7,900
Weighted average common shares issued and outstanding	**23,089,457**	22,857,521	22,768,208
Stock options	**555**	3,678	11,376
Total diluted weighted average common shares issued and outstanding	**23,090,012**	22,861,199	22,779,584
Diluted earnings per common share	**$ 0.96**	$ 0.59	$ 0.35

Stock options and restricted stock representing 258,435 shares and 433,031 at December 31, 2012 and 2011, respectively, were not included in the calculation of earnings per common share as their effect would have been anti-dilutive. Additionally, at December 31, 2012, 2011 and 2010, outstanding warrants to purchase 302,622 shares of common stock associated with the CPP, were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations.

Note 15. Commitments and Contingent Liabilities

We have non-cancellable leases covering certain premises and equipment, primarily for facilities.

Total rent expense applicable to operating leases was $2.2 million for 2012, and $1.9 million for both 2011 and 2010. The majority of the expense was included in occupancy expense, while the portion attributable to machine rental was included in equipment expense.

(Dollars in Thousands, except share data)

The following is a schedule by year of future minimum lease requirements required under the long-term non-cancellable lease agreements:

2013	$	2,115
2014		1,637
2015		1,658
2016		1,214
2017		787
Thereafter		2,270
Total	$	9,681

There are no material proceedings to which we or our bank subsidiary are a party or by which, to our knowledge, we, or our bank subsidiary, are threatened. All legal proceedings presently pending or threatened against us or our subsidiary involve routine litigation incidental to our business or our subsidiary involved and are not material in respect to the amount in controversy.

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 17 with respect to financial instruments with off-balance sheet risk.

Note 16. Restrictions on Transfers to Parent

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the subsidiary bank to the parent. Prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year plus retained net profits for the preceding two years. During 2012, the banking subsidiary paid us $5.0 million in dividends. As of January 1, 2013, the aggregate amount of additional unrestricted funds that could be transferred from the banking subsidiary to us without prior regulatory approval totaled $10.6 million, or 2.4% of consolidated net assets. Loans and advances are limited to 10% of the subsidiary's common stock and capital surplus. As of December 31, 2012, funds available for loans or advances by the subsidiary to us, which is limited by the amount of collateral we have available to pledge, were approximately $2.4 million. In addition, dividends paid by the subsidiary bank to us would also be prohibited if the effect thereof would cause the subsidiary bank's capital to be reduced below applicable minimum capital requirements.

Note 17. Financial Instruments with Off-Balance-Sheet Risk

Through our banking subsidiary, we are party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

(Dollars in Thousands, except share data)

At December 31, 2012 and 2011, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2012	2011
Commitments to extend credit	**$ 524,836**	$ 487,581
Standby letters of credit	**22,784**	42,702

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if we deem it necessary, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which we are committed.

Standby letters of credit are conditional commitments we issue to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold collateral supporting those commitments, if deemed necessary.

Through our banking subsidiary, we originate loans for sale to secondary market investors subject to contractually specified and limited recourse provisions based on standard representations and warranties. In 2012, we originated $294 million and sold $308 million to investors, compared to $406 million originated and $424 million sold in 2011 and $525 million originated and $527 million sold in 2010. At December 31, 2012, we had locked-rate commitments to originate mortgage loans amounting to approximately $7.5 million and loans held for sale of $37.8 million. We have entered into commitments, on a best-effort basis to sell loans of approximately $45.3 million. Risks arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any counterparty to fail to meet its obligations.

We maintain cash accounts in other commercial banks. The amount on deposit at December 31, 2012 exceeded the insurance limits of the FDIC by $1.8million.

Note 18. Fair Value of Financial Instruments and Interest Rate Risk

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value. The determination of where an asset or liability falls in the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter and based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, we expect changes in classifications between levels will be rare. There were no transfers between levels in 2012 or 2011.

Assets and Liabilities Measured on a Recurring Basis

Securities: Investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities, and money market funds. Level 2 securities include U.S. Agency securities, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Deferred compensation plans: Liabilities associated with deferred compensation plans are recorded at fair value on a recurring basis as Level 1 based on the fair value of the underlying securities. The underlying securities are all Level 1 as described above.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 are summarized below.

		Fair Value Measurements at December 31, 2012 Using		
	Total	Level 1 (Quoted Prices)	Level 2 (Significant Other Observable Inputs)	Level 3 (Significant Unobservable Inputs)
Investment securities available-for-sale				
U.S. Treasuries	$ 20,000	$ 20,000	$ —	$ —
U. S. Government agencies	249,496	—	249,496	—
State and municipals	148,666	—	148,666	—
Corporate bonds	1,852	—	1,852	—
Collateralized mortgage obligations	5,333	—	5,333	—
Mortgage backed securities	113,380	—	113,380	—
Other investments	14,749	—	14,749	—
Other assets [1]	2,987	2,987	—	—
Total assets at fair value	$556,463	$ 22,987	$ 533,476	$ —
Cash flow hedge	$ 1,465	$ —	$ 1,465	$ —
Other liabilities [1]	3,034	3,034	—	—
Total liabilities at fair value	$ 4,499	$ 3,034	$ 1,465	$ —

[1] Includes assets and liabilities associated with deferred compensation plans

		Fair Value Measurements at December 31, 2011 Using		
	Total	Level 1 (Quoted Prices)	Level 2 (Significant Other Observable Inputs)	Level 3 (Significant Unobservable Inputs)
Investment securities available-for-sale				
U. S. Government agencies	$ 152,467	$ —	$ 152,467	$ —
State and municipals	159,515	—	159,515	—
Corporate bonds	4,618	—	4,618	—
Collateralized mortgage obligations	7,472	—	7,472	—
Agency mortgage backed securities	144,893	—	144,893	—
Certificates of deposit	8,999	—	8,999	—
Other assets [1]	2,711	2,711	—	—
Total assets at fair value	$ 480,675	$ 2,711	$ 477,964	$ —
Cash flow hedge	$ 804	$ —	$ 804	$ —
Other liabilities [1]	2,711	2,711	—	—
Total liabilities at fair value	$ 3,515	$ 2,711	$ 804	$ —

[1] Includes assets and liabilities associated with deferred compensation plans

The change in the balance sheet carrying values associated with company determined market priced assets measured at fair value on a recurring basis during the twelve months ended December 31, 2012 was not significant and there were no transfers between Levels 1, 2 or 3 during the year. We had no recurring level 3 assets or liabilities at any time during 2012 or 2011.

Assets and Liabilities Measured on a Nonrecurring Basis

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with USGAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Loans held for sale: The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. Those loans with a quoted price are recorded as Level 2. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan. These loans are recorded as Level 3.

Loans: We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired.

The fair value of impaired loans is estimated using one of several methods. For real estate secured loans, generally external appraisals by a board approved appraiser are used to determine the fair value of the underlying collateral for collateral dependent impaired loans. These appraisals are sometimes adjusted based on management's and Chief Appraiser's knowledge of other factors not embedded within the appraisal, including selling costs, maintenance costs, and other estimable costs that would be incurred if collateral is required to be liquidated. Our in-house Chief Appraiser's review of such appraisals is documented as part of the quarterly ALLL process. Other estimates of value, such as auctioneer's estimates of value, purchase offers and/or contracts, and settlement offers and/or agreements, may be used when they are thought to represent a more accurate estimate of fair value. For loans that are not secured by real estate, fair value of the collateral may be determined by discounted book value based on available data such as current financial statements or an external appraisal or an auctioneer's or liquidator's estimate of value. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2012 and 2011, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. As such, we record the impaired loan as nonrecurring Level 3.

Foreclosed assets: Foreclosed assets are initially recorded at fair value less costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or net realizable value. Fair value is based upon appraised values of the collateral adjusted for estimated disposition costs or management's estimation of the value of the collateral. As such, we record the foreclosed asset as nonrecurring Level 3.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Assets measured at fair value on a nonrecurring basis as of December 31, 2012 and 2011 are included in the table below:

	Total	Fair Value Measurements at December 31, 2012 Using		
	Total	Level 1 (Quoted Prices)	Level 2 (Significant Other Observable Inputs)	Level 3 (Significant Unobservable Inputs)
Impaired loans	$ 49,292	$ —	$ —	$ 49,292
Loans held for sale – mortgage	37,777	—	37,777	—
Foreclosed assets	5,760	—	—	5,760
Total assets at fair value	$ 92,829	$ —	$ 37,777	$ 55,052

	Total	Fair Value Measurements at December 31, 2011 Using		
	Total	Level 1 (Quoted Prices)	Level 2 (Significant Other Observable Inputs)	Level 3 (Significant Unobservable Inputs)
Impaired loans	$ 52,756	$ —	$ —	$ 52,756
Loans held for sale – mortgage	42,027	—	42,027	—
Loans held for sale – other assets	213	—	—	213
Foreclosed assets	8,575	—	—	8,575
Total assets at fair value	$ 103,571	$ —	$ 42,027	$ 61,544

The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Loans: For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk. These loans are considered Level 3, as the valuation is determined using discounted cash flow methodology.

Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Deposits are considered Level 3, as the valuation is determined using discounted cash flow methodology.

Federal Home Loan Bank Advances: The fair values of our Federal Home Loan Bank advances are provided by the Federal Home Loan Bank of Atlanta and represent mathematical approximations of market values derived from their proprietary models as of the close of business on the last business day of the quarter and therefore, we consider these advances Level 3.

Subordinated Debt: The values of our subordinated debt are variable rate instruments that re-price on a quarterly basis; therefore, carrying value is adjusted for the three month re-pricing lag in order to approximate fair value. Subordinated debt is Level 3, as the valuation is determined using discounted cash flow methodology.

(Dollars in Thousands, except share data)

Off-Balance-Sheet Financial Instruments: The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2012 and 2011, the fair value of loan commitments and stand-by letters of credit was immaterial.

The estimated fair values of our financial instruments at December 31 are as follows:

	2012		2011	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and cash equivalents	**$ 89,949**	**89,949**	$ 99,970	$ 99,970
Investment securities	**553,476**	**553,476**	477,964	477,964
Mortgage loans held for sale	**37,778**	**37,778**	42,027	42,027
Loans, net	**2,049,769**	**1,884,523**	1,998,842	1,839,635
Accrued interest receivable	**8,265**	**8,265**	8,908	8,908
Financial liabilities:				
Deposits	**$ 2,484,324**	**2,497,277**	$ 2,395,600	$ 2,409,959
Federal Home Loan Bank advances	**55,000**	**59,864**	60,000	64,395
Subordinated debt	**32,991**	**32,937**	32,991	32,930
Accrued interest payable	**1,682**	**1,682**	2,122	2,122

Note 19. Segment Information

We operate in three business segments, organized around the different products and services offered:

- Commercial Banking
- Mortgage Banking
- Wealth Management

Commercial Banking includes commercial, business and retail banking. This segment provides customers with products such as commercial loans, small business loans, real estate loans, business financing and consumer loans. In addition, this segment provides customers with several choices of deposit products including demand deposit accounts, savings accounts and certificates of deposit. Mortgage Banking engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best-efforts basis. Wealth Management provides investment and financial advisory services to businesses and individuals, including financial planning, retirement planning, estate planning, trust and custody services, investment management, escrows, and retirement plans.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Information about the reportable segments and reconciliation of this information to the consolidated financial statements at and for the twelve months ended December 31, 2012, 2011 and 2010 is as follows:

At and for the Twelve Months Ended December 31, 2012:

	Commercial Bank	Mortgage Banking	Wealth Management	Other	Intersegment Elimination	Consolidated
Net interest income	$ 97,206	$ 742	$ —	$ (1,371)	$ —	$ 96,577
Provision for loan losses	5,550	—	—	—	—	5,550
Noninterest income	25,365	8,616	5,253	105	(4,996)	34,343
Noninterest expense	87,846	6,878	4,493	907	(4,996)	95,128
Provision for income taxes	7,886	744	228	(779)	—	8,079
Net income (loss)	$ 21,289	$ 1,736	$ 532	$ (1,394)	$ —	$ 22,163
Total Assets	$ 2,976,470	$ 38,075	$ 602	$ 469,378	$ (461,321)	$ 3,023,204
Average Assets	$ 2,916,051	$ 21,924	$ 508	$ 461,310	$ (454,152)	$ 2,945,641

At and for the Twelve Months Ended December 31, 2011:

	Commercial Bank	Mortgage Banking	Wealth Management	Other	Intersegment Elimination	Consolidated
Net interest income	$ 96,659	$ 895	$ —	$ (1,133)	$ —	$ 96,421
Provision for loan losses	12,700	—	—	—	—	12,700
Noninterest income	22,562	8,122	5,045	106	(4,784)	31,051
Noninterest expense	85,842	7,667	4,399	1,159	(4,784)	94,283
Provision for income taxes	4,794	405	194	(789)	—	4,604
Net income (loss)	$ 15,885	$ 945	$ 452	$ (1,397)	$ —	$ 15,885
Total Assets	$ 2,868,332	$ 42,894	$ 415	$ 451,866	$ (445,579)	$ 2,917,928
Average Assets	$ 2,896,875	$ 24,854	$ 444	$ 465,607	$ (457,354)	$ 2,930,426

At and for the Twelve Months Ended December 31, 2010:

	Commercial Bank	Mortgage Banking	Wealth Management	Other	Intersegment Elimination	Consolidated
Net interest income	$ 93,535	$ 1,549	$ —	$ (1,074)	$ —	$ 94,010
Provision for loan losses	22,850	—	—	—	—	22,850
Noninterest income	24,976	7,101	4,757	720	(4,285)	33,269
Noninterest expense	83,442	7,695	3,975	2,132	(4,285)	92,959
Provision for income taxes	2,130	286	234	(945)	—	1,705
Net income (loss)	$ 10,089	$ 669	$ 548	$ (1,541)	$ —	$ 9,765
Total Assets	$ 2,870,097	$ 52,788	$ 473	$ 462,991	$ (445,907)	$ 2,940,442
Average Assets	$ 2,919,449	$ 39,790	$ 541	$ 462,758	$ (445,794)	$ 2,976,744

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Note 20. Regulatory Matters

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated and subsidiary bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action under FDICIA, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require both the consolidated company and our subsidiary bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Total capital, Tier 1 capital, risk-weighted assets and average assets are all defined in the regulations. As of December 31, 2012 and 2011, we and our subsidiary bank met all capital adequacy requirements to which we are subject.

As of December 31, 2012, the most recent notification from the FRB and the FDIC categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed our category.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:						
Total Capital (to Risk Weighted Assets):						
Consolidated	**$368,046**	**16.86%**	**$174,623**	**8.00%**	**N/A**	**N/A**
StellarOne Bank	**$353,423**	**16.23%**	**$174,233**	**8.00%**	**$217,792**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	**$340,727**	**15.61%**	**$ 87,311**	**4.00%**	**N/A**	**N/A**
StellarOne Bank	**$326,164**	**14.98%**	**$ 87,117**	**4.00%**	**$130,675**	**6.00%**
Tier 1 Capital (to Average Assets):						
Consolidated	**$340,727**	**11.92%**	**$114,379**	**4.00%**	**N/A**	**N/A**
StellarOne Bank	**$326,164**	**11.44%**	**$114,077**	**4.00%**	**$142,596**	**5.00%**
As of December 31, 2011:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$348,713	16.42%	$169,874	8.00%	N/A	N/A
StellarOne Bank	$332,319	15.69%	$169,468	8.00%	$211,836	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$322,093	15.17%	$ 84,937	4.00%	N/A	N/A
StellarOne Bank	$305,762	14.43%	$ 84,734	4.00%	$127,101	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$322,093	11.41%	$112,928	4.00%	N/A	N/A
StellarOne Bank	$305,762	10.86%	$112,653	4.00%	$140,816	5.00%

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Note 21. Parent Company Only Financial Statements

STELLARONE CORPORATION
(Parent Company Only)
Balance Sheets
As of December 31

	2012	2011
Assets		
Cash and due from banks	$ 7,321	$ 8,606
Investment in subsidiaries	453,546	434,072
Premises and equipment, net	274	926
Bank owned life insurance	1,951	1,878
Deferred income tax asset	2,379	2,258
Other assets	3,907	4,126
Total assets	$ 469,378	$ 451,866
Liabilities		
Subordinated debt	$ 32,991	$ 32,991
Other liabilities	4,745	4,702
Total liabilities	37,736	37,693
Stockholders' Equity		
Common stock	22,889	22,819
Additional paid-in capital	271,747	271,080
Retained earnings	127,099	110,940
Accumulated other comprehensive income, net	9,907	9,334
Total stockholders' equity	431,642	414,173
Total liabilities and stockholders' equity	$ 469,378	$ 451,866

(Dollars in Thousands, except share data)

STELLARONE CORPORATION
(Parent Company Only)
Statements of Income
Years Ended December 31

	2012	2011	2010
Income			
Dividends from subsidiaries	**$ 5,000**	$ 27,500	$ 9,200
Interest on investments	**35**	32	32
Management fee income	**1,725**	1,570	28,235
Losses on sale of securities	—	—	7
Impairments of equity securities available for sale	—	—	(110)
Miscellaneous income	**72**	74	790
Total income	**6,832**	29,176	38,154
Expenses			
Compensation and employee benefits	**1,908**	1,751	18,423
Equipment	**43**	69	4,003
Professional fees	**179**	266	2,299
Director fees	**102**	97	99
Interest	**1,372**	1,133	1,074
Other operating expenses	**509**	546	5,541
Total expenses	**4,113**	3,862	31,439
Income before income tax benefit and undistributed equity in subsidiary	**2,719**	25,314	6,715
Income tax benefit	**779**	789	945
Income before undistributed equity in subsidiary	**3,498**	26,103	7,660
Undistributed earnings (losses) in subsidiary	**18,665**	(10,218)	2,105
Net income	**$ 22,163**	$ 15,885	$ 9,765
Basic net income per common share available to common shareholders	**$ 0.96**	$ 0.59	$ 0.35
Diluted net income per common share available to common shareholders	**$ 0.96**	$ 0.59	$ 0.35

(Dollars in Thousands, except share data)

STELLARONE CORPORATION
(Parent Company Only)
Statements of Cash Flows
Years Ended December 31

	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ **22,163**	$ 15,885	$ 9,765
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**35**	48	1,790
Deferred tax expense (benefit)	**17**	(526)	(561)
Employee benefit plan expense	**—**	—	126
Stock-based compensation expense	**946**	794	658
Losses on sales of securities available for sale	**—**	—	7
Impairments of equity securities available for sale	**—**	—	110
Amortization of security premiums and accretion of discounts, net	**—**	—	33
Equity in undistributed income of subsidiary	**(18,665)**	10,218	(2,105)
Income from bank owned life insurance	**(73)**	(72)	(187)
Decrease in other assets	**453**	4,204	1,665
(Decrease) increase in other liabilities	**(122)**	93	(679)
Net cash provided by operating activities	**4,754**	30,644	10,622
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	**—**	517	—
Purchase of securities available for sale	**—**	—	(5)
Purchase of premises and equipment	**(82)**	(157)	(545)
Proceeds from sale of premises and equipment	**12**	4,148	254
Capital contributed to subsidiary	**—**	—	(30,000)
Net cash (used) provided by investing activities	**(70)**	4,508	(30,296)
Cash Flows from Financing Activities			
Proceeds from exercise of stock options	**35**	310	511
Payment to repurchase preferred stock	**—**	(30,000)	—
Cash dividends paid	**(6,004)**	(4,896)	(5,159)
Net cash used by financing activities	**(5,969)**	(34,586)	(4,648)
(Decrease) increase in cash and cash equivalents	**(1,285)**	566	(24,322)
Cash and Cash Equivalents			
Beginning	**8,606**	8,040	32,362
Ending	$ **7,321**	$ 8,606	$ 8,040

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Note 22. Unaudited Interim Financial Information

The results of operations for each of the quarters during the two years ended December 31, 2012 and 2011 are summarized below:

	2012 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 28,958	$ 28,934	$ 28,843	$ 28,321
Interest expense	5,063	4,754	4,544	4,118
Net interest income	23,895	24,180	24,299	24,203
Provision for loan losses	850	1,400	1,900	1,400
Total net interest income after provision	23,045	22,780	22,399	22,803
Non interest income	8,022	8,197	8,707	9,417
Non interest expense	23,452	24,328	23,594	23,754
Income before income taxes	7,615	6,649	7,512	8,466
Income tax expense	2,114	1,768	1,952	2,245
Net income	$ 5,501	$ 4,881	$ 5,560	$ 6,221
Net income per share				
basic	$ 0.24	$ 0.21	$ 0.24	$ 0.27
diluted	$ 0.24	$ 0.21	$ 0.24	$ 0.27

	2011 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 30,305	$ 30,369	$ 30,394	$ 29,793
Interest expense	6,443	6,326	6,151	5,520
Net interest income	23,862	24,043	24,243	24,273
Provision for loan losses	4,500	3,150	3,300	1,750
Total net interest income after provision	19,362	20,893	20,943	22,523
Non interest income	7,495	7,521	7,776	8,259
Non interest expense	23,360	23,220	23,258	24,445
Income before income taxes	3,497	5,194	5,461	6,337
Income tax expense	625	1,169	1,242	1,568
Net income	$ 2,872	$ 4,025	$ 4,219	$ 4,769
Preferred stock dividends	(370)	(354)	(223)	(271)
Accretion of preferred stock discount	(96)	(366)	(73)	(702)
Net income available to common shareholders	$ 2,406	$ 3,305	$ 3,923	$ 3,796
Net income per share				
basic	$ 0.11	$ 0.14	$ 0.17	$ 0.17
diluted	$ 0.11	$ 0.14	$ 0.17	$ 0.17

Item 9. <u>CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE</u>

Not applicable.

Item 9A. <u>CONTROLS AND PROCEDURES</u>

Disclosure Controls and Procedures. We, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the company or our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.

Management's Report on Internal Control over Financial Reporting. Company management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with USGAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2011, internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
201 S. College Street
Suite 2500
Charlotte, NC 28244

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Board of Directors and Shareholders
StellarOne Corporation and Subsidiary:

We have audited the internal control over financial reporting of StellarOne Corporation (a Virginia corporation) and subsidiary (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 15, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
March 15, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to our directors is contained in our 2013 Proxy Statement under the caption, "Election of Directors," and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is contained in the 2013 Proxy Statement under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. Information with respect to our Audit and Compliance Committee, our audit committee financial expert and executive officers are contained in the 2013 Proxy Statement under the caption "Corporate Governance and Other Matters," and is incorporated herein by reference.

We have adopted a code of ethics for our principal executive officer and chief financial officer as well as a Directors Code of Professional Conduct for our directors. These documents can be found under corporate "Investor Relations - Governance Documents" at *http://www.stellarone.com.* Stockholders may request a free printed copy of each from:

StellarOne Corporation
Attention: Investor Relations
590 Peter Jefferson Parkway, Suite 250
Charlottesville, Virginia 22911

Audit and Compliance Committee Financial Expert

The Board of Directors has determined that Jan S. Hoover, Vice Chairperson of the Audit and Compliance Committee, and Steve Irvin, member of the Audit and Compliance Committee, are financial experts and are independent under the rules of the Securities Exchange Act of 1934 and NASDAQ Stock Market, Inc. as currently in effect.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive and director compensation is set forth under the caption "Executive Compensation" in the 2013 Proxy Statement, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security interest of certain beneficial owners and management is set forth under the caption "Stock Ownership of Directors and Executive Officers" in the 2013 Proxy Statement, and is incorporated herein by reference. The information in the 2013 Proxy Statement under the caption "Securities Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the 2013 Proxy Statement, and is incorporated herein by reference. Information on director independence is set forth under "Director Independence" section in the 2013 Proxy Statement, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under "Principal Accountant Fees and Services" in the 2013 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a)(1) Financial Statements

The financial statements are filed as part of this report under Item 8 – "Financial Statements and Supplementary Data."

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of StellarOne Corporation, as amended. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on May 10, 2010)
3.2	Bylaws of StellarOne Corporation, as amended and restated. (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed on May 28, 2010)
4.1	Warrant to Purchase up to 302,623 shares of Common Stock. (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 23, 2008)
10.1	Employment Agreement between StellarOne Corporation and O. R. Barham, Jr., dated January 1, 2011. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 4, 2011)
10.2	Employment Agreement between StellarOne Corporation and Jeffrey W. Farrar, dated January 1, 2011. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on January 4, 2011)
10.3	StellarOne Corporation Stock Incentive Plan, dated January 18, 2002. (incorporated by reference to Exhibit 99.0 to Form S-8 filed on February 26, 2002)
10.4	Non-Qualified Directors Deferred Compensation Plan. (incorporated by reference to Exhibit 10.9 to Form 10-K filed on March 15, 2005)
10.5	Non-Qualified Executive Deferred Compensation Plan. (incorporated by reference to Exhibit 10.10 to Form 10-K filed on March 15, 2005)
10.6	StellarOne Corporation Executive Incentive Plan dated March 1, 2005. (incorporated by reference to Exhibit 10.11 to Form 10-K filed on March 15, 2005)
10.7	Schedule of StellarOne Corporation Non-Employee Directors' Annual Compensation. (incorporated by reference to the 2013 Proxy Statement)
10.8	Schedule of Base Salaries for Named Executive Officers of StellarOne Corporation. (incorporated by reference to the 2013 Proxy Statement)

10.9 Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 23, 2008)

10.10 Consulting Agreement dated January 4, 2012, by and among StellarOne Bank, StellarOne Corporation, Litz H. Van Dyke and VDAS LLC. (incorporated by reference to Exhibit 10.11 to Current Report on Form 8-K filed on January 5, 2012)

10.11 Form of Performance-Based Restricted Stock Agreement under the StellarOne Corporation Stock Incentive Plan. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 12, 2012)

10.12 Form of Time-Based Restricted Stock Agreement under the StellarOne Corportaion Stock Incentive Plan. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 12, 2012)

10.13 StellarOne Corporation Stock and Incentive Compensation Plan. (incorporated by reference to Appendix A to the 2012 Proxy Statement filed on March 30, 2012).

10.14 Form of Time-Based Restricted Stock Agreement (Employee) under the StellarOne Corporation Stock and Incentive Compensation Plan.

10.15 Form of Performance-Based Restricted Stock Agreement (Employee) under the StellarOne Corporation Stock and Incentive Compensation Plan.

11.0 Computation of per share earnings, incorporated by reference to note 1 of the consolidated financial statements incorporated by reference herein.

18.1 Preferability letter provided by Grant Thornton LLP, the Company's registered public accounting firm to change the measurement date in connection with the Company's annual goodwill impairment test.

21.0 Subsidiary of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32.0 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.0 Pursuant to Rule 405 of Regulation S-T, the following financial information from the Company's Annual Report on Form 10-K for the period ended December 31, 2012 is formatted in XBRL interactive data files: (i) Consolidated Statements of Income for the twelve months ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (iii) Consolidated Statements of Comprehensive Income for the twelve months ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Stockholder's Equity for the twelve months ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the twelve months ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

StellarOne Corporation Charlottesville, Virginia	StellarOne Corporation Charlottesville, Virginia
/s/ O.R. Barham, Jr. O.R. Barham Jr. President and Chief Executive Officer Date: March 15, 2013	/s/ Jeffrey W. Farrar Jeffrey W. Farrar Executive Vice President and Chief Financial Officer Date: March 15, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated below.

/s/ Raymond D. Smoot, Jr. Raymond D. Smoot, Jr.	Chairman of the Board of Directors	March 15, 2013
/s/ O.R. Barham, Jr. O.R. Barham, Jr.	President and Chief Executive Officer (principal executive officer)	March 15, 2013
/s/ Jeffrey W. Farrar Jeffrey W. Farrar	Executive Vice President and Chief Financial Officer (principal financial officer)	March 15, 2013
/s/ Lee S. Baker Lee S. Baker	Director	March 15, 2013
/s/ Glen C. Combs Glen C. Combs	Director	March 15, 2013
/s/ Beverly E. Dalton Beverly E. Dalton	Director	March 15, 2013
/s/ Gregory L. Fisher Gregory L. Fisher	Director	March 15, 2013
/s/ Christopher M. Hallberg Christopher M. Hallberg	Director	March 15, 2013
/s/ Jan S. Hoover Jan S. Hoover	Director	March 15, 2013
/s/ Steven D. Irvin Steven D. Irvin	Director	March 15, 2013

/s/ Alan W. Myers Alan W. Myers	Director	March 15, 2013
/s/ H. Wayne Parrish H. Wayne Parrish	Director	March 15, 2013
/s/ Charles W. Steger Charles W. Steger	Director	March 15, 2013
/s/ Joe J. Thompson Joe J. Thompson	Director	March 15, 2013
/s/ Keith L. Wampler Keith L. Wampler	Director	March 15, 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 15, 2013, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of StellarOne Corporation on Form 10-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said reports in the Registration Statements of StellarOne Corporation on Forms S-3 (File No. 333-156811, effective February 6, 2009; and File No. 333-167523, effective July 6, 2010) and on Form S-8 (File No. 333-181520, effective May 18, 2012).

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
March 15, 2013

Exhibit 31.1

I, O.R. Barham, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of StellarOne Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ O.R. Barham, Jr.
O.R. Barham, Jr.
President and Chief Executive Officer

Exhibit 31.2

I, Jeffrey W. Farrar, certify that:

1. I have reviewed this annual report on Form 10-K of StellarOne Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer

Exhibit 32

Section 1350 Certifications

**Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

The undersigned, as the Chief Executive Officer and Chief Financial Officer of StellarOne Corporation, respectively, certify that the Annual Report on Form 10-K for the year ended December 31, 2012, which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of StellarOne Corporation.

Date: March 15, 2013

/s/ O. R. Barham, Jr.
President and Chief Executive Officer

Date: March 15, 2013

/s/ Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to StellarOne Corporation and will be retained by StellarOne Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

[This Page Intentionally Left Blank]

Executive Management Team

David G. Bilko
Chief Risk Officer

Lisa H. Cannell
Chief Human Capital Officer

Eugene M. Childs, Jr.
Director of Strategic Projects

Steven A. Farbstein
Director of Mortgage Banking

Joshua M. Gehring
Director of Retail Banking

Steven M. Breeden
Chief Information Officer

William W. Newell
Director of Commercial Banking

Angela P. Ross
Chief Branding Officer

Michael D. Williams
Director of Wealth Management

Executive Officers


O. R. Barham, Jr.
President & CEO


Jeffrey W. Farrar
Executive Vice President
& CFO

Directors


Lee S. Baker
President & Manager
Staunton Tractor, Inc.


O. R. Barham, Jr.
President & CEO
StellarOne Corporation


Glen C. Combs
Retired former Vice President
Acosta Sales


Beverley E. Dalton
Owner
English Construction


Gregory L. Fisher
President/Owner
Eddins Ford, Inc.


Christopher M. Hallberg
President and Owner
Hallberg & O'Malley
Financial Group


Jan S. Hoover
President
Arehart Associates Ltd.


Steven D. Irvin
Independent
Insurance Agent


Alan W. Myers
Retired
Omni Services, Inc.


H. Wayne Parrish
Vice-Chairman of the Board


Raymond D. Smoot, Jr.
Chairman of the Board
Retired CEO
Virginia Tech Foundation, Inc.


Charles W. Steger
President & CEO
Virginia Tech


Joe J. Thompson
President
Thompson Tire Co., Inc.


Keith L. Wampler
Chairman
PBMares, LLP

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


StellarOne
CORPORATION

Corporate Headquarters
590 Peter Jefferson Pkwy, Suite 250
Charlottesville, VA 22911
434.964.2211
434.964.2210 (Fax)
www.StellarOne.com